11/29

04046499

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Smartire Systems Inc

*CURRENT ADDRESS

**FORMER NAME PROCESSED

**NEW ADDRESS DEC 08 2004 THOMSON FINANCIAL

FILE NO. 82- 2787 FISCAL YEAR 7-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 12/7/04

IRE®



82-2787

ARIS
7-31-04

RECEIVED

ANNUAL REPORT

2004



SMARTIRE AT A GLANCE

SmarTire Systems Inc. develops and markets proprietary tire monitoring systems for the transportation industry worldwide. SmarTire is a public company with offices in North America and Europe.

Incorporated 1987

OTCBB listed public company

Stock Symbol: SMTR

www.smartire.com



PRESIDENT'S REPORT



SmarTire achieved a number of positive milestones in 2004 while experiencing several significant challenges. As a company totally focused on Tire Pressure Monitoring Systems (TPMS), SmarTire was forced to endure another year of delays regarding the roll-out of TPMS legislation in the United States and the subsequent delays on the part of automakers in placing TPMS orders.

The TREAD Act originally brought forward by the U.S. government in 2000 mandated the use of TPMS in all passenger cars over a three-year period beginning in 2001. Delayed by legal action and fine tuning by the National Highway Traffic Safety Administration (NHTSA), the TREAD Act was finally implemented in October of 2004. U.S. automakers must be 100% compliant with the terms and conditions of the TREAD Act by the fall of 2007.

This ground breaking legislation is not only the driving force behind the installation of TPMS in U.S. passenger cars, it is being seen as the template for similar legislation in the other world markets. In addition, industry sources are anticipating that the TREAD Act will be expanded in scope to include a wider range of vehicles such as motorcycles, trucks, buses and recreational vehicles.

With the TREAD Act now a reality, passenger car manufacturers are finalizing their TPMS requirements and selecting their suppliers. European and Asian car manufacturers are also preparing for TREAD Act compliance to ensure their vehicles can be exported into the U.S. The long awaited emergence of the TPMS industry is finally taking place. As the company that pioneered TPMS with a heavy investment in time and money, SmarTire is now ideally positioned to exploit the TPMS market opportunity.

Although competitors have entered the marketplace in pursuit of the $1.0 billion annual opportunity created by the TREAD Act, their single target is the new passenger car market. Being the least challenging in terms of technical difficulty and the most attainable from the standpoint of existing supplier relationships, the passenger car TPMS market represents the obvious market of choice for our competitors.

SmarTire will continue to aggressively compete in the new car market. We have scored initial successes such as the contract with Aston Martin, the prestigious flagship division of Ford Motor Company. We are actively pursuing TPMS supply contracts in North America, Europe and Asia. With approximately 50 million new vehicles manufactured each year on a global basis, the passenger car and light vehicle market represents a massive opportunity with relatively few qualified suppliers competing for a share of the business.

Despite the magnitude of this marketing opportunity, SmarTire is placing equal emphasis on other TPMS applications including commercial vehicles, buses, recreational vehicles and motorcycles. During 2004, SmarTire made significant progress in penetrating these markets. New products specifically designed for these applications were introduced and comprehensive marketing programs were developed for each segment. We have minimal competition in these markets as well as a distinct advantage in technology based on years of advanced product research.

With the possibility that the TREAD Act will be expanded to include these other applications, product acceptance of TPMS is steadily increasing. We have introduced new systems to these receptive markets on a global basis offering the highest standards of performance and reliability. Successful introduction and marketing of a new TPMS product is a multi-stage process. Initial product testing by the customer is required prior to placing any substantial orders. Test programs can last from a few weeks to several months.

One of our major objectives in 2004 was to establish distribution networks in each market segment. This involved contracting leading distributors with extensive dealer networks. Securing the top distributors in each sector not only ensures sales and marketing success but it also creates major barriers to entry for competitors. We are heavily focused on the quality of our distributors as well as their commitment to our TPMS program.



Based on existing market conditions at the time, we had anticipated a significant increase in revenue during this past fiscal year. However due to the continued delay of the TREAD Act, major orders for passenger car TPMS did not materialize. In addition, considerable time was required to establish product acceptance and distribution of TPMS in other market segments. As a result, SmarTire generated slightly less revenue in 2004 than in 2003.

This past year also presented us with a daunting challenge from the standpoint of public market performance. A necessary change of financial advisors and funding sources early in 2004 triggered a series of events that resulted in serious downward pressure on our share price. This was further compounded by the company's cash requirement to retire debt, develop new products, build inventory and satisfy operating expenses. We successfully resolved these difficult financial issues as they arose but the cost to our shareholders in terms of dilution was substantial.

We are committed to re-build SmarTire's shareholder value. We have both the opportunity and the ability to achieve this objective. From a timing standpoint, the TREAD Act is finally and firmly in place. Product awareness has been building, product acceptance is now a reality and we have established TPMS distribution in the primary world markets. Our talented engineers with years of specialized expertise have developed a wide range of TPMS solutions. Finally, our new financial advisors have arranged the funding necessary to finance our aggressive business plan and to ensure that SmarTire will have the funding required to secure and service long-term supply contracts.

On behalf of the Directors, the management and staff of SmarTire, I wish to express our sincere appreciation to all of our stakeholders who have provided their support during 2004.

Sincerely,

Robert V. Rudman, CA
President and Chief Executive Officer



COMPANY OVERVIEW

SMARTIRE

SmarTire develops and markets innovative tire pressure monitoring systems (TPMS) for the world's automotive and transportation industries. Leveraging its substantial investment in leading edge TPMS technology, SmarTire brought to market several technically enhanced products in 2004 including SmarTire for Motorcycles and SmarTire for Recreational Vehicles, Commercial Vehicles and Buses. These new products are the culmination of years of hands-on experience gained through previous generations of products and have been extremely well received in their respective markets.

ADVANCED, TESTED AND PROVEN TECHNOLOGY

Application Specific Integrated Sensor: SmarTire's core technology includes a custom Application Specific Integrated Sensor (ASIS) contained in a single chip that detects pressure and temperature within the harsh environment of a tire. This single chip design is extremely robust yet energy efficient, enabling long battery life. Further miniaturization enables the entire SmarTire radio frequency technology to be packaged on small circuit board for more efficient manufacturing and a smaller overall transmitter size.

Radio Frequency Transmission: Transmitting critical data reliably through a rotating, steel-encased tire pushes radio frequency technology to its limit. SmarTire's 17 years experience in radio frequency technology has enabled the company to deliver products that are proven to be among the most advanced and reliable in the entire automotive and transportation industry. SmarTire continues to invest in ongoing research and development to ensure that its RF technology remains at the forefront of the industry and able to meet the demands of these technically challenging markets.

Tire Data Display Options: To be useful to the driver of the vehicle, tire data and alerts must be displayed in a way that is easily readable and immediately captures their attention. SmarTire offers a number of innovative display options for both its OEM and aftermarket products depending on the type of vehicle or application. In addition, SmarTire has developed TPMS systems for the commercial OEM market that are designed to integrate with the existing onboard data displays.

Battery-less TPMS: As the world becomes more ecologically minded, there is increasing demand for a TPMS system that operates without batteries. SmarTire has invested significant technical resources to battery-less research including a license for surface acoustic wave technology. The company has also successfully completed the initial test phase of a new battery-less tire pressure monitoring system. The new SmarTire battery-less system involves a passive sensor inside each tire that is energized by an antenna located within each wheel arch.

SMARTIRE PRODUCTS

SmarTire markets direct measurement TPMS for both the aftermarket and original equipment manufacturer (OEM) applications. All SmarTire systems use a sensor mounted inside the tire that directly monitors the air pressure and temperature, ensuring the tire is operating optimally and safely. If a tire loses pressure or if a tire's temperature rises abnormally, the SmarTire system instantly alerts the driver or rider to the condition so appropriate action can be taken.

A new product naming strategy was launched this year to differentiate the SmarTire products in the various target markets and to build brand equity in the SmarTire name. For example, SmarTire for Passenger Vehicles, SmarTire for Motorcycles and all other products will include the target application as part of the product name. This naming strategy conveys the message that SmarTire builds products designed to meet the needs of specific markets and customers.


18
PSI
SMARTIRE

SMARTIRE FOR PASSENGER VEHICLES

SmarTire for Passenger Vehicles is a proven product that uses sophisticated sensors, state-of-the-art wireless technology and offers a number of display options for both aftermarket and OEM applications. SmarTire for Passenger Vehicles is installed on tens of thousands of vehicles worldwide including passenger cars, light trucks, sport utility vehicles and multi-purpose vans. Some of the world's most prestigious automobile manufacturers such as Bentley, Aston Martin, Morgan, and Holden use SmarTire products on their vehicles.

SmarTire sells its passenger vehicle product worldwide with a particular focus on North American, European and Pacific Rim countries. The Chinese market has become increasingly important and SmarTire's master distributor, Beijing Boom Technologies, has been very successful in introducing SmarTire's aftermarket product in this growing market. SmarTire is continually seeking strategic business opportunities with vehicle manufacturers, aftermarket parts and accessory providers and automotive service centers to expand its distribution and customer base.

The final rule of the Transportation Recall Enhancement Accountability and Documentation (TREAD) Act, prepared by the National Highway Transportation Safety Administration (NHTSA) has drawn worldwide attention to tire pressure monitoring and its contribution to improved vehicle safety. Countries without current legislation are watching the US closely for the impact of the TREAD Act and specifically tire pressure monitoring. SmarTire expects more countries to adopt similar legislation in the future.

SMARTIRE FOR MOTORCYCLES

SmarTire launched its second generation SmarTire for Motorcycles product in 2004 and this product has generated considerable attention and accolades from motorcycle riders, dealers and the worldwide motorcycle press. SmarTire for Motorcycles is the only product of its kind on the market and is designed to give motorcyclists continuous information on the condition of their tires and an early warning of a tire problem. SmarTire for Motorcycles features a compact and lightweight integrated receiver and display that can be easily mounted in view of the rider.

SmarTire for Motorcycles is distributed in North America by National Cycle and by Nichols Motorcycle Supply. The product is distributed by Motohaus in the U.K. and by Seehauser in Europe. SmarTire is continually seeking strategic relationships with distributors, dealers and motorcycle manufacturers to make this important technology available to as many motorcyclists as possible. SmarTire for Motorcycles has received extremely positive media coverage with a number of reviews and product features in several leading magazines.

SMARTIRE FOR RECREATIONAL VEHICLES

SmarTire for Recreational Vehicles was launched this year to a receptive market of RV owners and enthusiasts. SmarTire's second generation product is a significant enhancement of its previous successful product. The system allows the RV owner to not only monitor the tires of the coach but also the tires of a towed vehicle or trailer. This is critically important as it is almost impossible to be aware of a problem with the tires of a towed vehicle or trailer until it is too late. SmarTire for Recreational Vehicles can monitor up to 20 wheel positions on up to six axles, making it compatible with the wide array of RV/Trailer/Tow Behind configurations.

SmarTire is marketing its recreational vehicle products to both the aftermarket and OEM manufacturers. Bob Dickman Tire Center of Junction City, Oregon is an important distributor of SmarTire products and has taken the lead in supplying such prestigious companies as Country Coach and Monaco Coach as both standard and optional equipment on their lines of recreational vehicles. More distributors are being added to provide total coverage across the US and Canada.

SmarTire expects the recreational vehicle market to become increasingly important to the company in the coming year. Industry figures show a sustained growth in the RV lifestyle and with tire monitoring increasing in awareness and acceptance, SmarTire is positioning itself to become the leading provider of this important technology to the RV market.

SMARTIRE FOR BUSES

The new SmarTire for Buses product utilizes the company's next generation high pressure transmitters and warns the driver if a tire is under-inflated, loses pressure while driving or if the tire temperature rises abnormally. This tire information is critical for the safe operation of the bus and helps maximize tire life, fuel economy and safety as well as reduce the risk of downtime due to a tire failure. The SmarTire for Buses system can also alert the driver to other serious problems such as a brake dragging which causes the tire to increase in temperature potentially leading to a devastating tire fire.



International tour bus companies and bus manufacturers are currently testing the product in pilot projects. In addition, SmarTire has received orders from tour bus operators in Asia and will aggressively pursue other opportunities worldwide for this innovative product. The global tour and transit bus market will become an extremely important business opportunity for the company in the coming year.

SMARTIRE FOR COMMERCIAL VEHICLES

SmarTire is targeting both the OEM and the aftermarket for its SmarTire for Commercial Vehicles product. Tire monitoring for commercial vehicles provides bottom-line cost savings in terms of maximized fuel economy, extended tire life and reduced downtime as well as significant safety benefits for both the driver and cargo. Commercial vehicle owners and fleet managers are both interested in tire monitoring technology as a way to improve their operations.

SmarTire, in conjunction with Vansco Ltd., has developed a J1939 controller area network (CAN), chassis-mounted receiver designed specially for the commercial OEM market. The J1939 CAN is the most widely used communication standard in commercial vehicles today. When combined with SmarTire's high pressure sensors, this CAN receiver allows tire data to be sent directly to the vehicle's on board display system. This innovative system is designed to meet the stringent OEM requirements of commercial truck, bus, agricultural, construction and recreational vehicle manufacturers.

To reach the commercial trailer OEM and aftermarket, the company has entered into a joint development program with Haldex Brake Products Ltd. to integrate TPMS with Haldex's industry leading brake systems. This collaboration will result in a commercial TPMS for marketing and resale by Haldex to its worldwide customer base.

SMARTIRE FOR INDUSTRIAL AND OTHER APPLICATIONS

The off-road, industrial vehicle sector was the original proving ground for SmarTire's TPMS technology. The benefits of TPMS in these challenging environments remain the same with increased tire life, reduced downtime and improved safety for the driver. SmarTire anticipates that the development work completed for the commercial vehicle market will open the door to new opportunities in the industrial and off-road sector.

SmarTire's TPMS technology has also been utilized in other interesting applications such as monorails and people movers. These rail systems rely on rubber tires and to ensure their safe and efficient operation, SmarTire's technology has been installed on such high profile projects as the Kuala Lumpur and Las Vegas monorails.

THE TREAD ACT

In November 2000, a U.S. federal transportation law was enacted to prevent the re-occurrence of the tragedies experienced with Firestone equipped Ford sport utility vehicles. The Transportation, Recall, Enhancement, Accountability, and Documentation (TREAD) Act empowered the National Highway Traffic Safety Administration (NHTSA) to improve vehicle safety through various initiatives including a regulation that requires the installation of warning systems in new vehicles to indicate when tires are significantly under-inflated.

The original NHTSA rulemaking allowed for the use of either 'Direct' or 'Indirect' (ABS based) approaches to tire pressure monitoring. The direct measurement approach was determined to be technically superior but represented a greater cost solution. In August 2003, auto safety advocates scored a major victory when the U.S. Court of Appeals ordered NHTSA to rewrite the rulemaking and to disallow the use of indirect systems on the basis that they are too ineffective and placed drivers at risk. The new NHTSA rulemaking sets requirements that can currently only be met through the use of direct measurement systems.

The U.S. Court of Appeals decision resolved the dispute over indirect systems but effectively delayed the TPMS phase-in schedule by one year as NHTSA addressed the rewriting of the rulemaking. However, the new mandate is structured to prevent any further delay by requiring auto manufacturers to achieve 50% compliance for model year 2006, 90% for model year 2007 and total compliance for model year 2008. SmarTire applauds this new rulemaking and compliance schedule.

SMARTIRE IN 2005

Building on its many years of technology and product development, its market successes to-date and its new product launches of 2004, SmarTire will aggressively pursue and seize TPMS opportunities in all target markets on a global basis throughout 2005. With a family of products that addresses the entire spectrum of vehicles on the road today, SmarTire is well positioned to satisfy the TPMS requirements of the passenger car, motorcycle, recreational, commercial and industrial vehicle markets. The SmarTire team is fully committed to the company's goals and objectives designed to build a successful business and increase shareholder value.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion of our financial condition, changes in financial condition and results of operations for the fiscal years ended July 31, 2004, 2003 and 2002, should be read in conjunction with the audited annual financial statements and the notes thereto.

Our consolidated financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles.

RESULTS OF OPERATIONS

Fiscal Year Ended July 31, 2004 vs. Fiscal Year Ended July 31, 2003

Revenue

Gross revenue for the fiscal year ended July 31, 2004 decreased to $1,658,279 from $1,802,596 for our fiscal year ended July 31, 2003. This decrease in revenue was a result of the following:

- Sales of aftermarket passenger car tire monitoring systems (TMS) decreased to $1,087,395 for fiscal 2004 from $1,141,210 for fiscal 2003.
- Sales of original equipment manufacturer ("OEM") passenger car systems decreased to $166,202 for fiscal 2004 from $174,880 for fiscal 2003.
- Sales of aftermarket motorcycle systems decreased to $37,744 for fiscal 2004 compared to $183,589 for fiscal 2003.
  We recently introduced a substantially improved second generation motorcycle tire pressure monitoring system (TPMS) at the Indy Motorcycle Dealers Show, held in Indianapolis, Indiana in mid-February 2004. During May 2004 this product became commercially available and we began shipping it to our customers. In August 2004, we discovered that the sensor/transmitter may break during installation on the subset of motorcycle rims with curved rim surfaces when the strap is torqued to its required value. On September 14, 2004 we contacted the National Highway Transportation Safety Administration (NHTSA) to determine if a Safety Defect and Non Compliance Report was required and was advised that this was necessary. SmarTire's remedy for the defect was to recall 100% of affected sensor/transmitter items from the field and replace both recalled and inventory sensor/transmitters with sensor/transmitters previously manufactured by a different supplier that have been tested and known to use plastics that provide the required mechanical properties. Additionally, to ensure that transmitters are used only on rims with flat drop center wells (as originally designed for) and not curved, the additional precautionary steps were taken:
  - Adding improved warnings and instruction sheet to new product as well as product in inventory at dealers and distributors that clarify flat rim drop center well application only
  - Removal of tire pressure monitoring system (TPMS) on motorcycles with rims with curved drop center wells

  We anticipate the cost of this recall will be approximately US$67,000. In addition, we are currently working on a solution to enable us to sell our tire pressure monitoring system (TPMS) on motorcycles with rims with curved drop center wells. To date, the response to the recall by our customers has been very positive. Although interest in the motorcycle product by existing and potential customers remains positive, it is difficult for us to predict what the volume of sales will be, as this will depend primarily on market acceptance.
- Sales of aftermarket recreational vehicle systems were $118,357 for fiscal 2004 compared to $26,383 for fiscal 2003. These sales include sales of our high pressure transmitters that were released in our fourth quarter and sales of low pressure sensors to monitor the wheels of a towed vehicle or trailer that was introduced during our first quarter ended October 31, 2003.
- Sales of OEM recreational vehicle systems were $64,454 for fiscal 2004. The majority of these sales occurred in the fourth quarter after the release our high pressure transmitters. Although it is difficult for us to predict what the volume of sales will be, we anticipate a substantial increase in sales during the next fiscal year.
- Sales of aftermarket high pressure monitoring systems for use on buses were $42,406 for fiscal 2004. All of these sales occurred in our fourth quarter after the release our high pressure transmitters. Although it is difficult for us to predict what the volume of sales will be, we anticipate a substantial increase in sales during the next fiscal year.
- Sales of aftermarket high pressure monitoring systems for use on commercial vehicles were $22,733 for fiscal 2004. Our customers purchased these systems in the fourth quarter after the release our high pressure transmitters. The majority of these systems are currently being used for test purposes. Although it is difficult for us to predict what the volume of sales will be, we anticipate a substantial increase in sales during the next fiscal year.

- Sales of off-the-road (OTR) tire monitoring systems were $1,088 for fiscal 2004 compared to $58,395 for fiscal 2003. Our off-the-road (OTR) tire pressure monitoring system (TPMS) utilizes a high-pressure transmitter and is designed primarily for off-the-road (OTR) heavy industrial applications and commercial applications. The system may potentially be used not only on large mining trucks, but also heavy mobile equipment (such as tractors, wheeled loaders, graders and the like). Sales of our off-the-road (OTR) tire monitoring systems to date have been limited to those systems which are designed for use on large mining trucks. We anticipate that an increase in sales of this product in fiscal 2005 now that we have successfully completed commercializing the wireless gateway receiver that has been developed with Vansco.
- Revenue of $94,800 was recorded for engineering changes to modify our products pursuant to our Manufacturing, Co-Marketing and Development Agreement with Hyundai Autonet Co. Ltd. for fiscal 2004 compared to $173,400 for the fiscal 2003. Revenue is determined by the percentage of completion method.
- Sales of the motorsport tire monitoring systems (TMS) decreased to $nil for fiscal 2004 from $44,739 for fiscal 2003. As indicated above, we do not anticipate further sales of our motorsport tire monitoring systems (TMS) as our exclusive motorsport distributor, Pi Research of Cambridge, England, now manufactures and markets their own system. Accordingly, we have discontinued production of our motorsport tire monitoring systems (TMS).
- Sales of miscellaneous products were $23,100 for fiscal 2004 compared to $nil for fiscal 2003.

The miscellaneous products that accounted for $23,100 during fiscal 2004 consisted primarily of dataloggers, which are used to facilitate testing by our OEM customers.

On September 10, 2004 the NHTSA's (National Highway Traffic Safety Administration) issued a Notice of Proposed Rulemaking (NPRM) document defining their current position. Comments on the proposed Rulemaking must be received on or before 60 days after date of publication (of the NRPM) in the Federal Register. NHTSA is proposing a new FMVSS (Federal Motor Vehicle Safety Standards) requirement for four tire, 25-percent under-inflation detection. The rule proposes requirements for covered vehicles manufactured on or after September 1, 2005. NHTSA is proposing the following phase in schedule:

- 50 percent of a vehicle manufacturer's light vehicles would be required to comply with the standard during the first year (September 1, 2005 to August 31, 2006);
- 90 percent during the second year (September 1, 2006 to August 31, 2007);
- all light vehicles thereafter.

NHTSA is also proposing the following:

- to require vehicle manufacturers to assure compliance with FMVSS 138 with the tires installed on the vehicle at the time of the initial sale;
- to require the TPMS to be equipped with a telltale that would alert the driver of a TPMS malfunction. The malfunction warning be provided either through a separate, dedicated telltale or through a distinctive warning delivered by the low pressure telltale
- the use of a specific test course (i.e., the Southern loop of the tread wear test course, San Angelo, Texas) which is both objective and representative of a range of driving conditions;
- the TPMS would be required to warn the driver when the tire pressure in one or more of the vehicle's tires, up to a total of four tires, is 25 percent or more below the vehicle manufacturer's recommended cold inflation pressure for the tire, or a minimum level of pressure specified in the standard, whichever pressure is higher;
- vehicle manufacturers would be required to certify vehicle compliance under the standard with the tires installed on the vehicle at the time of the initial vehicle sale;
- the TPMS would be required to include a low tire pressure warning telltale (Yellow) that must remain illuminated as long as any of the vehicle's tires remains significantly under inflated and the vehicle's ignition locking system is in the "On" ("Run") position. The telltale must be extinguished when all of the vehicle's tires cease to be significantly under inflated. The TPMS's low tire pressure warning telltale would be required to perform a bulb-check at vehicle startup;
- the TPMS also would be required to include a malfunction indicator to alert the driver when the system is non-operational, and thus unable to provide the required low pressure warning. NHTSA is proposing that the malfunction would be indicated by either (1) separate dedicated telltale (Yellow) or (2) designing the low pressure telltale so that it flashes for one minute when a malfunction is detected after which the telltale will remain illuminated as long as the ignition locking system is in the "On" ("Run") position. This flashing and illumination sequence would be repeated upon each subsequent vehicle start up until the situation has been corrected;

- the TPMS would not be required to monitor the spare tire (if provided) either when it is stowed or when it is installed on the vehicle;
- For vehicle's certified under the standard, vehicle manufacturers would be required to provide in the owners manual an explanation of the purpose of the low tire pressure warning telltale, the potential consequences of significantly under-inflated tires, the meaning of the telltale when it is illuminated, and what action the driver should take when the telltale is illuminated.

To encourage early compliance, NHTSA is proposing to permit carry-forward credits for vehicles that are certified as complying with the standard and that are manufactured on or after the effective date of the final rule. However, beginning September 1, 2007 all covered vehicles would be required to comply with the standard, without regard to any earlier carry forward credits. It will not be permissible for dealers to install tires on a new vehicle that would take the vehicle out of compliance with the TPMS standard. NHTSA is proposing to permit vehicle manufacturers to incorporate a second, red light to accompany the continuously illuminated yellow TPMS telltale, which would be illuminated when pressure in one or more tires becomes dangerously under-inflated, as determined by the manufacturer. It will be permissible to incorporate the TPMS telltale as part of a reconfigurable display, provided that the illumination of the yellow telltale is continuous while one or more tires are under-inflated. NHTSA will retain their discretion regarding how they will structure phase in requirements for small volume manufacturers (5000 vehicles or less for North American Market) and will make such determination on a case by case basis. OEM's are free to select a low pressure alert level at a higher level than the 25 percent below placard.

Our direct measurement tire monitoring systems (TMS) products meet the standard for tire pressure monitoring established by NHTSA. Accordingly, we believe the auto manufacturers must accelerate their implementation plans in order to meet these new NHTSA rules which will create additional opportunities to market our products to OEMs in the automobile industry. In addition, although the TREAD Act only applies to passenger automobiles, we believe that other motor vehicles, including medium and heavy trucks, buses and motorcycles will be impacted by this legislation in subsequent years. We also believe that compliance with the TREAD Act by European, Japanese, Chinese and other automakers will accelerate the adoption of tire monitoring systems (TMS) globally.

It is difficult to predict the magnitude of the expected sales increase or the exact timing of the increase since our products will continue to face competition from other tire monitoring systems (TMS) manufactured by our competitors, and the timing of additional legislative initiatives on tire safety, if any, in the United States and abroad remains uncertain. Our management expects that, as tire monitoring systems (TMS) becomes standard equipment for new passenger vehicles, demand for tire monitoring systems (TMS) as dealer installed options and aftermarket products will gradually decline.

Our current strategy involves generating revenue from products available to meet today's demand for dealer installed options and aftermarket products combined with the pursuit of OEM business. However, the pursuit of OEM business will involve new challenges for management, including overcoming existing relationships that certain of our competitors currently enjoy with automakers.

Gross Margin

Gross margin on product sales decreased to 12.8% for fiscal 2004 from 23% for fiscal 2003. The decrease occurred due to the following factors:

1) our product mix of systems sold in the fiscal 2004 had lower gross margins than the product mix of systems sold in the fiscal 2003;
2) our provision for our motorcycle recall (discussed above) in the amount of $66,801 decreased our fiscal 2004 margin by 4%;

During our third quarter, we shifted the majority of our production to Hyundai Autonet, and as we expected, our gross margin increased in our third and fourth quarters, after excluding the cost of our motorcycle recall. Although we expect that our gross margin will continue to increase in fiscal 2005, this is dependent on the cost of components and the sales contracts that we enter into.

Expenses

Expenses increased to $7,186,287 for fiscal 2004 from $6,802,391 for fiscal 2003, as increases in marketing, engineering, research and development expenses and depreciation and amortization were partially offset by a decrease in general and administration expenses.

Engineering, research and development expenses increased to $1,654,690 for fiscal 2004 from $1,177,935 for fiscal 2003. This increase was primarily attributed to an increase in prototype development expenses, an increase in product testing on products that we have released in the current fiscal year, an increase in the number of patents and approval applications, and an increase in the number of engineering employees and engineering-related wages.

Marketing expenses increased to $1,821,122 for fiscal 2004 from $1,448,326 for fiscal 2003. The increase was primarily a result of an increase in travel and higher marketing-related wages, which increased as a result of the recruitment of a V.P. of Sales and Marketing. This increase was partially offset by lower tradeshow expenditures. Trade show expenses in fiscal 2003 included the cost of attending the *Automechanika show, which is held in Europe every two years. Fiscal 2003 also included expenses of $130,000 in connection with the* termination of a management agreement; 50% of this amount or $65,000 was booked as marketing expenses and 50% was booked as general and administrative expenses.

General and administrative expenses decreased to $2,338,758 for fiscal 2004 from $2,939,260 for fiscal 2003. The decrease was primarily attributed to lower professional fees, investor relation costs and administration wages. Professional fees for fiscal 2003 included an expense of $315,044 to settle certain potential unquantified claims threatened by certain offshore investors against our Company. Administrative wages decreased as there were less administrative employees during fiscal 2004 and as explained above, our general and administrative expenses for year ended July 31, 2003 include $65,000 that was incurred in connection with the termination of a management contract. The decrease was partially offset by an increase in insurance costs.

Depreciation and amortization expense increased to $1,371,717 for fiscal 2004 from $1,236,870 for fiscal 2003. Depreciation and amortization expense is expected to remain at approximately its current level for the foreseeable future.

Interest and finance charges increased to $4,031,820 for fiscal 2004 from $3,722,505 for fiscal 2003. The charges for fiscal 2004 included $3,302,272 in interest and finance charges on our 7% and 8% convertible debentures, and our discounted convertible debentures, $262,965 related to the issuance of our $15M equity line of credit with Talisman Management Limited which we do not plan to use, $179,917 related to the issuance of promissory notes totaling $1,500,000, plus a payment in November 2003 of $75,355 paid to Palisades Master Fund, L.P. as an early participation bonus. As discussed below under the heading "Liquidity and Capital Resources," on October 27, 2003, in order to encourage early exercise of certain outstanding warrants by Palisades Master Fund and three additional warrant holders, we offered to reduce the exercise price of a total of 10,769,231 outstanding warrants from $0.2645 per share to $0.20 per share. Palisades Master Fund elected to accept our offer, but on November 6, 2003, in order to encourage early exercise of the warrants by the remaining three warrant holders, we offered to reduce the exercise price of the remaining 7,478,635 warrants from $0.2645 per share to $0.1771 per share. As a result, we agreed to pay the $75,355 early participation bonus to Palisades Master Fund, being an amount equal to the difference between the aggregate exercise price that Palisades Master Fund paid upon the exercise of 3,290,596 outstanding warrants at $0.20 per share and the aggregate exercise price that Palisades Master Fund would have paid if it had the benefit of the reduced exercise price of $0.1771 per share. The fair value of the early participation bonus is included in interest expense.

Interest and finance charges of $3,722,505 were incurred during fiscal 2003, including $3,720,250 in interest and finance charges on 10%, 5%, 7% and 8% redeemable convertible debentures, a 12% promissory note and a $5 million equity line of credit issued during fiscal 2003. The $5 million equity line of credit was terminated on July 22, 2004.

Interest Income

Interest income of $5,873 was earned for fiscal 2004 as compared to $2,835 for fiscal 2003. This increase was due to slightly higher *average cash balances maintained during fiscal 2004.*

Foreign exchange gain

A foreign exchange gain of $12,492 was earned for fiscal 2004 as compared to $192,201 for fiscal 2003. Foreign exchange gains or losses are due to fluctuations in currency exchange rates and are impossible to predict.

Fiscal Year Ended July 31, 2003 vs. Fiscal Year Ended July 31, 2002

REVENUE

Gross revenue for the fiscal year ended July 31, 2003 increased to $1,802,596 from $1,012,344 for the fiscal year ended July 31, 2002. This increase in revenue was a result of the following:

- Sales of aftermarket passenger car tire monitoring systems (TMS) increased to $1,141,210 for fiscal 2003 from $791,217 for fiscal 2002.
- Sales of original equipment manufacturer ("OEM") - passenger car systems increased to $174,880 for fiscal 2003 from $164,588 for fiscal 2002. Fiscal 2002 included sales under the Lincoln Continental program of our first generation product that was discontinued by Ford Motor Company at the end of December 31, 2001. Without the sales of $43,711 under the Lincoln Continental program for fiscal 2002, sales for fiscal 2002 would have been $120,847.
- Sales of motorcycle tire monitoring systems (TMS) were $183,589 for fiscal 2003 compared to $nil for fiscal 2002.
- Sales of "off-the-road" tire monitoring systems (TMS) designed for mining vehicle applications were $58,395 for fiscal 2003 compared to $nil for fiscal 2002. These tire monitoring systems (TMS) are currently undergoing on-vehicle validation.
- Revenue of $173,400 was recorded for engineering changes to modify our products pursuant to our Manufacturing, Co-Marketing and Development Agreement with Hyundai Autonet Co. Ltd. for fiscal 2003 compared to $nil for the fiscal 2002. Revenue is determined by the percentage of completion method.
- Sales of the motorsport tire monitoring systems (TMS) decreased to $44,739 for fiscal 2003 from $56,539 for fiscal 2002. As indicated above, we do not anticipate further sales of our motorsport tire monitoring systems (TMS) as our exclusive motorsport distributor, Pi Research of Cambridge, England, now manufactures and markets their own system. Accordingly, we have discontinued production of our motorsport tire monitoring systems (TMS).
- Sales of recreational vehicle products were $26,383 for fiscal 2003 compared to $nil for fiscal 2002.

GROSS MARGIN

Gross margin on product sales decreased to 23% for fiscal 2003 from 31% for fiscal 2002. The decrease occurred as the product mix of systems sold in fiscal 2003 had lower gross margins than the product mix of systems sold in fiscal 2002. The gross margins continued to be affected by the reduction in carrying value of first generation product inventory in the 1999 fiscal year.

EXPENSES

Expenses decreased to $6,802,391 for fiscal 2003 from $7,038,843 for fiscal 2002, as a result of decreases in engineering, research and development expenses and marketing expenses. Reductions in these expenses (discussed in greater detail below) were partially offset by higher general and administration expenses and depreciation and amortization expenses.

Engineering, research and development expenses decreased to $1,177,935 for fiscal 2003 from $1,727,606 for fiscal 2002. The higher engineering, research and development expenses for fiscal 2002 were attributable primarily to a $500,000 expenditure for non-recoverable development costs incurred with a key component supplier for future product development activities in that fiscal year. This expenditure was a one-time expense with this supplier. The nature of our activities could result in other future non-recurring engineering, research and development expenditures. A decrease in prototype development expenses, lower travel costs and lower expenditures on patents and approvals also contributed to the decrease in engineering, research and development expenses between fiscal 2002 and fiscal 2003, although these cost savings were partially offset by an increase in engineering-related-wages due to an increase in the number of engineering employees.

Marketing expenses decreased to $1,448,326 for fiscal 2003 from $1,527,644 for fiscal 2002. This decrease was mainly due to lower advertising and promotion costs, as well as lower travel costs. This decrease was partially offset by higher marketing-related wages and tradeshow expenditures. Wages were higher as we incurred expenses of $130,000 in connection with the termination of a management agreement; 50% of this amount, or $65,000, is included in the marketing expenses for fiscal 2003, and 50% was included in general and administrative expenses for the year. The balance of the increase in our marketing expenses was a result of trade show expenses, including the cost of attending the Automechanika show, which is held in Europe every two years.

General and administrative expenses increased to $2,939,260 for fiscal 2003 from $2,631,215 for fiscal 2002. The increase is attributable to an increase in professional fees, filing fees, insurance premiums and an expense of $315,044 to settle certain potential unquantified claims threatened by certain offshore investors against our Company. Professional fees increased as a result of filing registration statements with the Securities and Exchange Commission. As explained above, general and administrative expenses include $65,000 that was incurred in connection with the termination of a management contract. The increase was partially offset by lower travel and capital expenses.

Depreciation and amortization expense increased to $1,236,870 for fiscal 2003 from $1,152,378 for fiscal 2002. Depreciation and amortization expense is expected to remain at approximately its current level for the foreseeable future.

Interest and finance charges of $3,722,505 were incurred during fiscal 2003, including $3,720,250 in interest and finance charges on 10%, 5%, 7% and 8% redeemable convertible debentures, a 12% promissory note and a $5 million equity line of credit issued during fiscal 2003.

Interest Income

Interest income of $2,835 was earned for fiscal 2003 as compared to $18,735 for fiscal 2002. This decrease was due to lower average cash balances maintained and lower interest rates during fiscal 2003.

Foreign exchange gain

A foreign exchange gain of $192,201 was earned for fiscal 2003 as compared to $24,015 for fiscal 2002. The increase was primarily due to the decrease in the value of the US dollar against the Canadian dollar during the year, which resulted in foreign exchange gains on the settlement of US dollar liabilities outstanding at July 31, 2002 during fiscal 2003.

LIQUIDITY AND CAPITAL RESOURCES

Current Position

We have continued to finance our activities primarily through the issuance and sale of securities. We have incurred losses from operations in each year since inception. As at July 31, 2004, we had an accumulated deficit of $59,018,256. Our net loss for fiscal 2004 was $10,987,026 compared to $9,914,629 for fiscal 2003. As of July 31, 2004, our stockholders' equity was $3,466,216 and we had working capital of $732,405.

Our cash position at July 31, 2004 was $112,951 as compared to $1,843,694 at July 31, 2003. This decrease was due to the net decrease from our operating, financing and investing activities as described below.

Our net loss of $10,987,026 for fiscal 2004 includes non-cash charges of $1,371,717 for depreciation and amortization, $3,842,107 for interest and finance expense and $98,175 for shares and warrants issued for services received. Decreases in non-cash working capital during this period amounted to $1,860,812. Non-cash working capital changes included increases in inventory and prepaid expenses and a decrease in receivables and accounts payable and accrued liabilities. An increase in inventory of $2,391,749 accounted for the most significant use of cash for working capital. This increase was primarily due to the procurement of components for production builds at Hyundai Autonet.

During fiscal 2004, we realized aggregate gross cash proceeds of $7,170,265 from financing activities as follows:

On October 27, 2003, in order to encourage early exercise of a total of 10,769,231 warrants issued to the purchasers of our 7% convertible debentures, we offered to reduce the exercise price of the warrants from $0.2645 per share to $0.20 per share. The offer was open for acceptance by the warrant holders until November 4, 2003. In consideration of the warrant holders' agreement to immediately exercise their respective warrants, we offered to issue to the participating warrant holders one additional warrant for each warrant that was exercised. One of the warrant holders, Palisades Master Fund, L.P. accepted our offer and exercised a total of 3,290,596 outstanding warrants at the reduced exercise price of $0.20 per share. On October 27, 2003, we issued a total of 3,290,596 five-year warrants to Palisades Master Fund, exercisable at an exercise price of $0.20 per share, resulting in gross proceeds of $658,119. The additional warrants were to be exercisable for a period of five years at an exercise price of $0.20 per share.

On October 27, 2003, our former investment banker HPC Capital Management, also agreed to immediately exercise 194,000 outstanding common stock purchase warrants dated May 16, 2003, in consideration of receiving one additional five-year warrant with an exercise price of $0.20 per share for each warrant so exercised. Of the 194,000 warrants exercised by HPC Capital Management under this arrangement, 180,000 were exercised at an exercise price of US$0.13 per share and 14,000 were exercised at an exercise price of US$0.10 per share, resulting in gross proceeds of $24,800.

On November 6, 2003, in order to encourage early exercise of the warrants by the remaining three warrant holders, we offered to reduce the exercise price of the remaining 7,478,635 warrants from $0.2645 per share to $0.1771 per share. The offer was open for acceptance by the warrant holders until November 19, 2003. In consideration of the warrant holders' agreement to immediately exercise their respective warrants, we offered to issue to the participating warrant holders one additional warrant for each warrant that is exercised. The additional warrants are exercisable for a period of five years at an exercise price of $0.1771 per share.

On November 10, 2003, all of the remaining warrant holders, Crescent International Ltd., Alpha Capital AG and Goldplate Investment Partners, accepted our offer and exercised a total of 7,478,635 outstanding warrants at the reduced exercise price of $0.1771 per share.
On December 24, 2003 we closed a private placement of discounted unsecured convertible debentures in the aggregate principal amount of $3,493,590. We issued the convertible debentures at a 22% original issue discount from the face principal amount (based on a notional interest rate of 11% per annum for each year of the two-year term of the debentures), resulting in gross proceeds of $2,725,000, before the deduction of a $218,000 cash placement fee subsequently paid to HPC Capital Management and other expenses of the offering. The discounted convertible debentures do not otherwise bear interest, and will mature on April 1, 2006. The outstanding principal amount of each debenture may be converted at any time into shares of our common stock, in whole or in part, at the option of the holder of the debenture at a set price of $0.22 per share. The discounted convertible debentures are subject to mandatory redemption in equal monthly payments, payable in cash. We may elect to make the monthly redemption payments in shares of our common stock at a conversion price equal to the lesser of:

(a) the set price of $0.22 per share (subject to adjustment pursuant to the anti-dilution provisions contained in the debentures), and

(b) 85% of the average of the closing prices of the Company's common stock for twenty days immediately preceding the applicable monthly redemption date, provided that certain conditions are met, including the condition that the underlying shares of common stock shall have been registered under the Securities Act of 1933, as amended.

On February 5, 2004, we notified the holders of the discounted convertible debentures that we had elected to effect the first monthly redemption payment in shares, and that the election should continue for subsequent redemption periods until revised. One of the holders of the discounted convertible debentures exercised its right to receive its first monthly redemption payment, in the amount of $14,583, in cash.

On April 28, 2004, the Company irrevocably notified the debenture holders that it would make the monthly redemption payments in cash commencing June 1, 2004 until otherwise notified.

On October 14, 2003, an employee exercised 79,400 employee stock options at $0.20 per stock option.

On April 15, 2004, the Company received gross proceeds of $750,000 upon the issuance of an unsecured short-term promissory note to an accredited investor. The note bears interest at a rate of 8% per annum and is repayable within 120 days of issuance with accrued interest. As a commitment fee to loan the Company money, the holder of the note received $75,000.

On April 30, 2004, 500,000 warrants were exercised at $0.104. Pursuant to the anti-dilution provisions contained in certain warrants, the exercise price of 25,290,153 warrants outstanding were reduced to $0.104 per share, which was the deemed price per share of the common stock that was issued to effect the April 1, 2004 redemption payment of the Company's discounted convertible debentures maturing April 1, 2006.

On May 19, 2004, we received gross proceeds of $750,000 upon the issuance of an unsecured short-term promissory note to an accredited investor. The note bears interest at a rate of 8% per annum and is repayable within 120 days of issuance with accrued interest. As a commitment fee to loan the Company money, the holder of the note received $75,000.
On May 19, 2004 we received gross proceeds of $750,000 upon the issuance of an unsecured short-term promissory note to an accredited investor. The note bears interest at a rate of 8% per annum and is repayable within 120 days of issuance with accrued interest. As a commitment fee to loan the Company money, the holder of the note received $75,000.

On May 19, 2004, we entered into a Standby Equity Distribution Agreement with Cornell Capital Partners, LP, an accredited investor, in connection with a 24-month, $15.0 million equity line of credit facility. The agreement contemplates the potential future issuance and sale of up to $15.0 million of our common stock to Cornell Capital Partners, LP, subject to certain restrictions and other obligations. As the underlying shares have been registered with the Securities and Exchange Commission, we are able to request advances. To July 31, 2004 we have drawn down $750,000. We may continue to request advances until Cornell Capital Partners has advanced $15,000,000 or two years after the effective date of the registration statement, whichever occurs first. Cornell Capital Partners is a private limited partnership whose business operations are conducted through its general partner, Yorkville Advisors, LLC.

Pursuant to the equity line of credit, we may, at our discretion, periodically sell to Cornell Capital Partners during the effectiveness of the related registration statement, shares of common stock for a total purchase price of up to $15.0 million. Each such periodic sale of shares is known as an advance or drawdown. We may request an advance every 7 trading days. The maximum amount of each advance is $500,000. Each advance will close 6 trading days after we give written notice of such advance, at which time we will deliver the appropriate number of shares of our common stock to Cornell Capital Partners, L.P. against payment of the advance amount. For each share of common stock purchased under the equity line of credit, Cornell Capital Partners will pay 98% of the lowest closing bid price on the OTC Bulletin Board, or such other principal market on which our common stock may then be traded, for the 5 days immediately following the notice date. Further, Cornell Capital Partners will retain 5% of each advance as a fee.

The amount of capital available under the equity line of credit will not be dependent on the price or volume of our common stock. Cornell Capital Partners may not own more than 9.9% of our outstanding common stock at any time. Because Cornell Capital Partners can repeatedly acquire and sell shares, this limitation does not limit the potential dilutive effect or the total number of shares that Cornell Capital Partners may receive under the equity line of credit.

We have issued to Cornell Capital Partners 14,370,835 shares of common stock of which 10,861,220 were pursuant to three draw downs of $250,000 and 3,509,615 shares of common stock as a commitment fee under the equity line of credit. In addition, we have also issued, as a placement fee, 96,154 shares of our common stock to Newbridge Securities Corporation.

The net proceeds realized or to be realized by us from these transactions have and are to be used for debt repayment, working capital and the purchase of capital assets.

During fiscal 2004, we also purchased certain capital assets at an aggregate cost of $446,780. The majority of these capital assets were sent to Hyundai Autonet in Korea to facilitate production of our aftermarket tire pressure monitoring systems (TPMS) for passenger cars and motorcycles.

Our management projects that we will require a minimum of $6.3-$8.5 million to fund our debt repayment, ongoing operating expenses and working capital requirements through July 31, 2005.

Between August 1, 2004 and October 15, 2004, the Company realized gross cash proceeds of $2,746,788 from draw downs totalling $2.2 Million from our $15 Million equity line of credit and $546,788 from the exercise of warrants.

However, due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual consolidated financial statements for fiscal 2004, our independent auditors included additional comments in their Auditors' report indicating concerns about our ability to continue as a going concern. Our consolidated financial statements contain additional note disclosures describing the circumstances that led to this disclosure by our independent auditors. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As the continuation of our business is dependent upon obtaining further financing, successful and sufficient market acceptance of our current products and any new products that we may introduce, the continuing successful development of our products and related technologies, and, finally, achieving a profitable level of operations. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

We plan to raise any additional capital required to meet the balance of our estimated funding requirements for the next twelve months, primarily through the private placement of our securities (including shares issuable under our $15.0 Million standby equity distribution agreement with Cornell Capital, assuming that we will meet all conditions to effect drawdowns under equity line of credit facility). We may also realize cash proceeds upon the exercise of our outstanding warrants, which cannot be assured.

FUTURE OPERATIONS

Presently, our revenues are not sufficient to meet operating and capital expenses. We have incurred operating losses since inception, and this is likely to continue for the foreseeable future.

Our management projects that we will require a minimum of $6.3-$8.5 million to fund our debt repayment, ongoing operating expenses and working capital requirements through July 31, 2005 as follows:

	2004	2003
Marketing	$ 1,500,000	$ 2,000,000
Engineering, research and development	1,200,000	1,700,000
General and administrative	2,200,000	2,500,000
Capital Purchases	150,000	400,000
Debt repayment	1,500,000	2,518,962 (1)
General Working Capital	(250,000)	(618,962)
TOTAL	$ 6,300,000	$ 8,500,000

(1) Assumes monthly repayments on the discounted convertible debentures of $145,566 in cash commencing January 1, 2004. The amount of cash used to redeem the discounted convertible debentures may be less than the September 30, 2004 balance outstanding of $1,612,798 as per the forbearance and escrow agreement dated September 24, 2004, the debenture holders have the option, after December 31, 2004, of converting the convertible debenture in whole or in part into shares of our common our common stock at $0.03 per share (subject to adjustment pursuant to the anti-dilution provisions contained in the debentures).

Our working capital requirements are impacted by our inventory requirements. Therefore, any increase in sales of our products will be accompanied not only by an increase in revenues, but also by an increase in our working capital requirements. Our new products, the market acceptance of which will impact on our inventory needs and therefore will impact on our working capital requirements, include the following:

Our motorcycle tire pressure monitoring system (TPMS) was introduced for sale into the aftermarket in September 2002. We introduced a substantially improved second generation motorcycle tire pressure monitoring system (TPMS) in mid-February 2004 and began delivery of this system to our distributors in May 2004. We had a recall in September and are currently working on a solution for curved rims that we plan to introduce into the market in January 2005.

During our fiscal year, we introduced low pressure tire monitoring systems (TPMS) for the recreational vehicle market. Marketed as "RoadVoiceTM" and "TrailerVoiceTM", they represent the first tire monitoring systems targeted specifically at the recreational vehicle, towed vehicle and trailer markets.

During our fiscal year, we introduced high pressure tire monitoring systems (TPMS) for the recreational vehicle market, bus and commercial market.

In May 2004, we completed the development of a new wireless gateway receiver to facilitate the manufacture of pressure monitoring systems (TPMS) for commercial vehicles, which we expect to commence in fiscal 2005.

The continuation of our business is dependent upon obtaining further financing, market acceptance of our current products and any new products that we may introduce, the continuing successful development of our products and related technologies, and, finally, achieving a profitable level of operations.

As discussed above under the heading "Liquidity and Capital Resources, we plan to raise any additional capital required to meet the balance of our estimated funding requirements through July 31, 2005, primarily through the private placement of our securities (including the registration of additional shares of our common stock for issuance upon use of our $15M standby equity distribution agreement entered into on May 19, 2004).

The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our consolidated financial statements is critical to an understanding of our financials.

GOING CONCERN

As at July 31, 2004, we had an accumulated deficit of $59,018,256. Our net loss for the year was $10,987,026 compared to $9,914,629 for fiscal 2003. As of July 31, 2004, our stockholders' equity was $3,466,216 and we had working capital of $732,405.

We require additional financing to fund our operations. During fiscal 2004, we used $7,535,839 cash in operating activities and $446,780 to purchase capital assets. Accordingly, during fiscal 2004, we raised gross cash proceeds of $7,154,385 from the exercise of warrants of $2,179,385, $2,725,000 from the issuance of 22% discounted convertible debentures, $1,500,000 from the issuance of two unsecured promissory notes, $750,000 from the draw down on our $15 Million Equity line of credit and $15,880 from the exercise of employee stock options.

Between August 1, 2004 and October 15, 2004, the Company realized gross cash proceeds of $ 2,346,788 from draw downs totalling $1.8 Million from our $15 Million equity line of credit and $546,788 from the exercise of warrants.

Although we have successfully registered the $15.0 million standby equity distribution agreement, we only have 7,751,070 registered shares remaining under the agreement and there can be no assurance that we will be able to register additional shares, which, as discussed elsewhere in this annual report, is subject to various conditions and limitations, there can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. Our consolidated financial statements have been prepared on the going concern basis, which assumes that adequate sources of financing will be obtained as required and that our assets will be realized, and liabilities settled in the ordinary course of business. Accordingly, our consolidated financial statements do not include any adjustments related to the recoverability of assets and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern.

INVENTORY

Inventory is carried at the lower of cost, determined on a weighted average cost method, and net realizable value. The determination of net realizable value is based on several assumptions and estimates. We provide an allowance that we consider to be reasonable for non-moving or slow moving inventory items and for items with expected future realizable value lower than cost. These assumptions and estimates may be inaccurate and may be revised.

The markets in which we compete are rapidly changing due to technological developments and increasing focus on automotive safety. Other companies offer products similar to those offered by us, and target the same customers as we do. Many of these companies have substantially greater financial, marketing and technical resources. We also anticipate that the competition within these markets will increase as demand for the products escalates. It is possible that new competitors or alliances among existing competitors may emerge and such competitors may rapidly acquire significant market share and make it difficult for us to sell our current inventory. All of these elements could reduce the net realizable value of our inventory.

WARRANTY OBLIGATIONS

On an ongoing basis, we record our best estimate of our warranty obligations and product returns related to products sold. These estimates are made after the consideration of contractual warranty obligations and historical experience. Unforeseen events, including increased technological difficulties with products, could occur that have not been anticipated in estimating the warranty provision. Additional costs or estimates will be recognized as determinable.

REVENUE RECOGNITION

Our Company recognizes revenue when there is persuasive evidence of an arrangement, goods are shipped and title passes, collection is probable, and the fee is fixed or determinable. Customer acceptance is used as the criterion for revenue recognition when the product sold does not have an established sales history to allow management to reasonably estimate returns and future provisions. Provisions are established for estimated product returns and warranty costs at the time the revenue is recognized. Our Company records deferred revenue when cash is received in advance of the revenue recognition criteria being met. Revenue from engineering services is recognized on services as they are rendered and pre-defined milestones are achieved. Engineering services revenue for the year were $94,800 (2003-$173,400 and 2002 – nil).

OTHER ASSETS

Other assets are recorded at cost and are being amortized over five years on a straight line basis. Other assets are comprised of licenses to manufacture and sell tire monitoring systems (TMS) to the original equipment manufacturers. On an ongoing basis, management assesses whether the expected net recoverable amount of the licenses exceeds the book value of the licenses. The net recoverable amount is determined on a projected cash flow basis, discounted at an appropriate rate. In making our cash flow estimates, we consider recent market trends and transactions, as well as reasonable estimates of future events based on current economic characteristics. Although we expect to generate cash flow from sales to the original equipment manufacturer marketplace, it is possible that we will not generate cash flow from sales to the original equipment manufacturer marketplace in excess of net book value, or that we will generate cash flow from sales to the original equipment manufacturer market in future years after the other assets have been fully amortized.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of SmarTire Systems Inc.

We have audited the consolidated balance sheets of SmarTire Systems Inc. as at July 31, 2004 and 2003 and the consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three year period ended July 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at July 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended July 31, 2004 in accordance with U.S. generally accepted accounting principles.

On September 10, 2004, except for note 16 which is as of October 5, 2004, we reported separately to the shareholders of the Company on the consolidated balance sheets as at July 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended, which consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Vancouver, Canada
September 10, 2004, except for note 16 which is as of October 5, 2004

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA — U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated September 10, 2004, except for note 16 which is as of October 5, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of independent registered public accounting firm when these are adequately disclosed in the financial statements.

KPMG LLP

Chartered Accountants
Vancouver, Canada
September 10, 2004, except for note 16 which is as of October 5, 2004

SMARTire

CONSOLIDATED BALANCE SHEETS

(Prepared in accordance with U.S. generally accepted accounting principles)

July 31, 2004 and 2003

	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 112,951	$ 1,843,694
Receivables, net of allowance for doubtful accounts of nil (2003 —nil)	259,508	405,885
Inventory (note 4)	3,245,807	806,846
Prepaid expenses	189,477	165,792
	3,807,743	3,222,217
Capital assets (note 5)	824,616	550,458
Deferred financing costs (note 10)	157,020	183,259
Other assets (note 6)	2,147,749	3,129,658
	$ 6,937,128	$ 7,085,592
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,293,251	$ 788,267
Deferred revenue	10,830	10,018
Promissory notes payable (note 7)	1,500,000	—
Current portion of convertible debentures	271,257	—
	3,075,338	798,285
Convertible debentures, net of equity portion of $1,525,253 (2003 – $1,966,664) (note 8)	395,574	3
Stockholders' equity:		
Share capital (note 9):		
Preferred shares, par value $1,000 Cdn per share:		
100,000 shares authorized		
Issued and outstanding; none		
Common shares, without par value:		
300,000,000 shares authorized (July 31, 2003 —200,000,000)		
103,130,761 shares issued and outstanding at		
July 31, 2004 (July 31, 2003 —55,039,065)	58,368,020	48,204,995
Additional paid – in capital	4,417,323	6,681,893
Deficit	(59,018,256)	(48,031,230)
Accumulated other comprehensive loss	(300,871)	(568,354)
	3,466,216	6,287,304
	$ 6,937,128	$ 7,085,592

Going concern (note 2)

Commitments and contingencies (note 14)

Subsequent events (note 16)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Robert V. Rudman
DIRECTOR

Bill Cronin
DIRECTOR

CONSOLIDATED STATEMENTS OF OPERATIONS

(Prepared in accordance with U.S. generally accepted accounting principles)

Years ended July 31, 2004, 2003 and 2002

	2004	2003	2002
REVENUE	$ 1,658,279	$ 1,802,596	$ 1,012,344
COST OF GOODS SOLD	1,445,563	1,387,365	699,955
	212,716	415,231	312,389
EXPENSES:			
Depreciation and amortization	1,371,717	1,236,870	1,152,378
Engineering, research and development	1,654,690	1,177,935	1,727,606
General and administrative	2,338,758	2,939,260	2,631,215
Marketing	1,821,122	1,448,326	1,527,644
	7,186,287	6,802,391	7,038,843
LOSS FROM OPERATIONS	(6,973,571)	(6,387,160)	(6,726,454)
OTHER EARNINGS (EXPENSES):			
Interest income	5,873	2,835	18,735
Net interest and financing expenses	(4,031,820)	(3,722,505)	(145,472)
Foreign exchange gain	12,492	192,201	24,015
	(4,013,455)	(3,527,469)	(102,722)
LOSS FOR THE YEAR	$ (10,987,026)	$ (9,914,629)	$ (6,829,176)
Basic and diluted loss per share	$ (0.13)	$ (0.37)	$ (0.41)
Weighted average number of common shares used in the computation of basic and diluted loss per share (note 13)	83,356,095	26,771,427	16,743,977

See accompanying notes to consolidated financial statements.

SMARTIRE

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Prepared in accordance with U.S. generally accepted accounting principles)

Years ended July 31, 2004, 2003 and 2002

	Common shares		Additional paid-in capital	Deferred stock compensation	Deficit	Accumulated other comprehensive loss	Stockholders' equity	Comprehensive income (loss)
	Shares	Amount $	$	$	$	$	$	$
BALANCE AT JULY 31, 2001	15,159,369	37,566,083	683,462	(40,773)	(31,287,425)	(806,198)	6,115,149	(5,779,943)
Issuance of common shares for cash upon private placements, net of issuance costs of $551,569	3,352,000	4,650,289	—	—	—	—	4,650,289	—
Exercise of warrants for cash, net of issuance costs of $10,890	200,000	298,110	—	—	—	—	298,110	—
Fair value of warrants issued on private placement	—	—	206,340	—	—	—	206,340	—
Forfeiture of stock options	—	—	(4,341)	4,341	—	—	—	—
Compensation expense	—	—	—	19,427	—	—	19,427	—
Loss for the period	—	—	—	—	(6,829,176)	—	(6,829,176)	(6,829,176)
Translation adjustment	—	—	—	—	—	(171,093)	(171,093)	(171,093)
BALANCE AT JULY 31, 2002	18,711,369	42,514,482	885,461	(17,005)	(38,116,601)	(977,291)	4,289,046	(7,000,269)
Issuance of common shares for cash upon private placements, net of issuance costs of $289,172 (note 9(a))	6,964,286	1,810,828	—	—	—	—	1,810,828	—
Intrinsic value of beneficial conversion feature of convertible debentures plus fair value of warrants issued (note 8)	—	—	5,157,521	—	—	—	5,157,521	—
Conversion of convertible debenture and accrued interest to common shares net of issuance costs of $628,526 (note 8)	24,381,133	3,024,395	—	—	—	—	3,024,395	—
Exercise of warrants for cash, net of issuance costs of $61,060 (note 9(b))	3,300,000	298,940	—	—	—	—	298,940	—
Issuance of shares as fees on equity line of credit (note 9(c))	478,412	300,000	—	—	—	—	300,000	—
Fair value of agent's warrants issued on private placements and convertible debentures (notes 8 and 9)	—	—	502,367	—	—	—	502,367	—
Debt settlement through issuance of common shares (note 9(d))	353,865	77,850	—	—	—	—	77,850	—
Issuance of shares and repricing of warrants to settle a potential claim (note 9(e))	850,000	178,500	136,544	—	—	—	315,044	—
Compensation expense	—	—	—	17,005	—	—	17,005	—
Loss for the period	—	—	—	—	(9,914,629)	—	(9,914,629)	(9,914,629)
Translation adjustment	—	—	—	—	—	408,937	408,937	408,937
BALANCE AT JULY 31, 2003	55,039,065	48,204,995	6,681,893	—	(48,031,230)	(568,354)	6,287,304	(9,505,692)
Exercise of stock options for cash (note 9 (j))	79,400	15,880	—	—	—	—	15,880	—
Intrinsic value of beneficial conversion feature of convertible debentures plus fair value of warrants issued (note 8)	—	—	2,457,023	—	—	—	2,457,023	—
Conversion of convertible debentures and accrued interest to common shares allocated pro-rata between additional paid-in-capital and common shares, net of issuance costs of $156,133 (note 8)	20,882,076	5,344,961	(2,788,277)	—	—	—	2,556,684	—
Exercise of warrants for cash, net of issuance costs of $78,370 (note 9(f))	12,463,231	3,702,985	(1,601,970)	—	—	—	2,101,015	—
Issuance of shares and warrants as fees for services received (note 9(g))	200,000	34,800	63,375	—	—	—	98,175	—
Fair value of agent's warrants issued on private placement of convertible debentures (note 8(d))	—	—	15,699	—	—	—	15,699	—
Issuance of shares as fees on equity line of credit (note 9(h))	3,605,769	375,000	(375,000)	—	—	—	—	—
Cash cost incurred for equity line (note 9(h))	—	—	(35,420)	—	—	—	(35,420)	—
Shares issued upon draw downs on equity line of credit, net of issuance cost of $60,601 (note 9(h))	10,861,220	689,399	—	—	—	—	689,399	—
Loss for the period	—	—	—	—	(10,987,026)	—	(10,987,026)	(10,987,026)
Translation adjustment	—	—	—	—	—	267,483	267,483	267,483
BALANCE AT JULY 31, 2004	103,130,761	58,368,020	4,417,323	—	(59,018,256)	(300,871)	3,466,216	(10,719,543)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Prepared in accordance with U.S. generally accepted accounting principles)

Years ended July 31, 2004, 2003 and 2002

	2004	2003	2002
CASH PROVIDED BY (USED FOR):			
Operating activities:			
Loss for the year	$ (10,987,026)	$ (9,914,629)	$ (6,829,176)
Items not affecting cash:			
Depreciation and amortization	1,371,717	1,236,870	1,152,378
Stock-based compensation	—	17,005	19,427
Non-cash interest and finance charges	3,842,107	3,694,914	—
Issuance of shares and warrants for services received	98,175	—	—
Issuance of shares and repricing of warrants to settle a potential claim (note 9(c))	—	315,044	—
Change in non-cash working capital:			
Receivables	170,127	(182,366)	(5,266)
Deferred revenue	—	9,423	—
Deferred financing expense	—	(5,000)	—
Inventory	(2,391,749)	594,333	151,249
Prepaid expenses	(13,984)	240,861	(294,769)
Accounts payable and accrued liabilities	374,794	(434,556)	346,652
Net cash used in operating activities	(7,535,839)	(4,428,101)	(5,459,505)
Investing activities:			
Purchase of capital assets	(446,780)	(62,978)	(164,886)
Purchase of other asset	—	—	(500,000)
Net cash used in investing activities	(446,780)	(62,978)	(664,886)
Financing activities:			
Cash received on exercise of stock options	15,880	—	—
Issuance of common shares	—	2,100,000	5,173,500
Cash received on exercise of warrants (note 9 (f))	2,179,385	360,000	309,000
Proceeds from convertible debentures (note 8)	2,725,000	5,618,000	—
Proceeds from promissory note (note 7)	1,500,000	250,000	—
Proceeds from equity line of credit (note 9)	750,000	—	—
Financing costs	(626,696)	(886,799)	(316,871)
Repayment of promissory notes (notes 6 and 7)	(305,715)	(1,600,000)	(1,450,000)
Net cash provided by financing activities	6,237,854	5,841,201	3,715,629
Effect of exchange rate differences on cash and cash equivalents	14,022	(32,396)	4,473
Net increase (decrease) in cash and cash equivalents	(1,730,743)	1,317,726	(2,404,289)
Cash and cash equivalents, beginning of year	1,843,694	525,968	2,930,257
Cash and cash equivalents, end of year	$ 112,951	$ 1,843,694	$ 525,968
SUPPLEMENTARY INFORMATION:			
Interest and finance charges paid	$ 189,713	$ 27,591	$ 92,093
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Purchase of other asset through issuance of promissory note	—	—	2,800,000
Fair value of agents warrants issued in conjunction with financings	15,699	502,367	206,340
Shares issued for financing services on private placement	—	—	28,358
Settlement of debt through issuance of common shares (note 9(d))	—	77,850	—
Conversion of convertible debentures to common shares	2,556,684	3,024,395	—
Issuance of shares as consideration for equity line of credit	375,000	300,000	—
Financing costs included in accounts payable	52,859	30,000	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Prepared in accordance with U.S. generally accepted accounting principles)

Years ended July 31, 2004, 2003 and 2002

1. OPERATIONS:

The Company and its subsidiaries develop and market products incorporating wireless data transmission and processing technologies, primarily for the automotive markets. The Company's primary product is a wireless tire monitoring system which it currently markets for use on passenger vehicles, motorcycles, recreational vehicles, trucks, buses and other pneumatic tire applications. All sales of its product are made in this industry segment.

2. GOING CONCERN:

The Company requires additional financing to fund its operations. The Company has incurred recurring operating losses and has a deficit of $59,018,256 and working capital of $732,405 as at July 31, 2004. During the year ended July 31, 2004, the Company used cash of $7,982,619 in operating and investing activities.

The Company is pursuing various alternatives to meet its immediate and long-term financial requirements. During fiscal 2004, the Company realized gross cash proceeds of $7,170,265 from financing activities (2003-$8,328,000) and arranged a $15.0 million equity line of credit (note 9(h)) to fund its operations. Subsequent to the year-end, the Company raised gross proceeds of $2,746,788 (note 16). There can be no assurance that the Company can draw down amounts under the equity line of credit when required and that additional financing will be available to the Company when needed or, if available, that it can be obtained on commercially reasonable terms. These consolidated financial statements have been prepared on the going concern basis which assumes that adequate sources of financing will be obtained as required and that the Company's assets will be realized and liabilities settled in the ordinary course of business. Accordingly, these consolidated financial statements do not include any adjustments related to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SmarTire USA Inc., SmarTire Europe Limited, and SmarTire Technologies Inc. All intercompany balances and transactions have been eliminated.

(b) Research and development costs:

Research and development costs are expensed as incurred. Equipment used in research and development is capitalized only if it has an alternative future use.

(c) Cash and cash equivalents:

Cash and cash equivalents includes investments in short-term investments with a term to maturity when acquired of 90 days or less.

(d) Inventory:

Inventory of raw materials are recorded at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Inventory of finished goods and work-in progress are recorded at the lower of average cost and net realizable value. Average cost is determined using the weighted-average method and includes invoice cost, duties and freight where applicable plus direct labour applied to the product and an applicable share of manufacturing overhead. A provision for obsolescence for slow moving inventory items is estimated by management based on historical and expected future sales and is included in cost of goods sold.

(e) Capital assets:

Capital assets are recorded at cost. Depreciation of computer hardware and software and office and shop equipment is provided for on the declining balance basis at 30% per annum. Leasehold improvements are depreciated over the lesser of their useful lives or the term of the lease.

(f) Other assets:

Other assets include the license to manufacture and sell tire monitoring systems to the original equipment vehicle manufacturers (note 6). Other assets are recorded at cost and are being amortized over five years on a straight-line basis.

(g) Impairment of long-lived assets:

The Company monitors the recoverability of long-lived assets, based on estimates using factors such as expected future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company recognizes an impairment loss if the projected undiscounted future cash flows is less than the carrying amount. The amount of the impairment charge, if any, is measured equal to the excess of the carrying value over the expected future cash flows discounted using the Company's average cost of funds.

(Prepared in accordance with U.S. generally accepted accounting principles)

(h) Revenue recognition:

The Company recognizes revenue when there is persuasive evidence of an arrangement, goods are shipped and title passes, collection is probable, and the fee is fixed or determinable. Customer acceptance is used as the criterion for revenue recognition when the product sold does not have an established sales history to allow management to reasonably estimate returns and future provisions. Provisions are established for estimated product returns and warranty costs at the time the revenue is recognized. The Company records deferred revenue when cash is received in advance of the revenue recognition criteria being met. Revenue from engineering services is recognized on services as they are rendered and pre-defined milestones are achieved. Engineering services revenue for the year were $94,800 (2003-$173,400 and 2002 – nil).

(i) Loss per share:

Basic loss per share computations are based on the weighted average number of shares outstanding during the year. If in a period the Company has outstanding dilutive stock options and warrants, diluted loss per share is calculated using the treasury stock method.

(j) Income taxes:

The Company accounts for income taxes in accordance with the asset and liability method. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts and their respective income tax bases and for loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment. Deferred income tax assets are evaluated and if their realization is not considered to be "more likely than not", a valuation allowance is provided.

(k) Warranty costs:

The Company accrues warranty costs upon the recognition of related revenue, based on its best estimates, with reference to past experience. See note 14(c).

(l) Foreign currency translation:

The Company's functional or primary operating currency is the Canadian dollar. The Company's financial statements are prepared in Canadian dollars before translation to the US dollar reporting currency. The Company translates transactions in currencies other than the Canadian dollar at the exchange rate in effect on the transaction date. Monetary assets and liabilities denominated in a currency other than the Canadian dollar are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

Amounts reported in Canadian dollars have been translated into US dollars as follows: assets and liabilities are translated into US dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the average rates for the period. Unrealized gains and losses resulting from the translation into the reporting currency are accumulated in accumulated other comprehensive loss, a separate component of stockholders' equity.

(m) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management at the date of the financial statements to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts to revenues and expenses during the reporting period. Significant areas requiring the use of estimates include estimating the net realizable value of inventory, the future cash flows for assessing the net recoverable amount of long-lived assets and warranty reserve. Actual results may differ from those estimates.

(n) Stock-based compensation:

The Company has elected under FAS 123, Accounting for Stock-based Compensation, to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As the Company grants stock options with an exercise price not less than the market value of the underlying common shares on the date of grant, no compensation expense is required to be recognized under APB 25. FAS 123 uses the fair value method of calculating the cost of stock option grants. Had compensation cost for employee stock options been determined by this method, net loss and net loss per share would have been as follows:

		2004	2003	2002
Net loss:				
As reported	$	(10,987,026) $	(9,914,629) $	(6,829,176)
Stock-based compensation expense recognized using intrinsic value method		—	17,005	19,427
Stock-based compensation expense determined under fair value based method for all awards		(1,291,736)	(738,339)	(1,076,749)
Pro forma	$	(12,278,762) $	(10,635,963) $	(7,886,498)
Basic and diluted loss per share:				
As reported		(0.13)	(0.37)	(0.41)
Pro forma		(0.15)	(0.40)	(0.47)

The Company recognizes compensation expense on a straight-line basis over the vesting period beginning on the date the stock option is granted.

The fair value of each option and warrant granted is estimated on the date of grant using the Black-Scholes option valuation model with the following range of weighted average assumptions.

	2004	2003	2002
Expected dividend yield	0%	0%	0%
Expected stock price volatility	139 – 152%	128 – 155%	129%
Risk-free interest rate	3.28 – 4.08%	3.6 – 4.3%	4.35%
Expected life of options and warrants	3 – 5 years	2 – 5 years	1 – 2 years

Weighted-average fair values of options granted during the year are as follows:

		2004	2003	2002
Options whose exercise price at date of grant:				
Equals the market price of stock	$	0.07 $	0.72 $	—
Exceeds the market price of stock		0.16	0.94	2.07
Is less than the market price of stock		—	—	—

The Company recognizes compensation expense for stock options, common stock and other instruments issued to non-employees for services received based upon the fair value of the equity instruments issued as the services are performed and the instrument is earned.

If the exercise price of employee stock option award is not fixed in the functional currency of the Company or in the currency the employee is paid, the award is accounted for as a variable award until the award is exercised, forfeited, or expires unexercised. The Company measures compensation as the amount by which the quoted market value of the common shares of the Company's stock covered by the grant exceeds the option price, with changes in the market price included in the measurement of loss.

(o) Comprehensive income:

Under SFAS 130, Reporting Comprehensive Income, the Company is required to report comprehensive income, which includes net loss as well as changes in equity from non-owner sources. The other changes in equity included in comprehensive income for the periods presented comprise the foreign currency cumulative translation adjustments. Accumulated other comprehensive loss is presented in the consolidated statements of stockholders' equity and comprehensive income (loss).

(p) Recent accounting pronouncements:

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interest in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on July 31, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting charge. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company currently has no variable interest entities, hence there is no impact of FIN 46R on these consolidated financial statements.

In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. FAS No. 149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003. The Company has adopted FAS No. 149, which had no effect on our consolidated financial statements.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of August 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on August 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company has adopted FAS No. 150, which had no impact on these consolidated financial statements.

4. INVENTORY:

	2004	2003
Raw materials	$ 1,515,438	$ 318,512
Work in progress	554,421	59,599
Finished goods	1,175,948	428,735
	$ 3,245,807	$ 806,846

5. CAPITAL ASSETS:

2004	Cost	Accumulated amortization	Net book value
Computer hardware and software	$ 697,178	$ 509,980	$ 187,198
Office and shop equipment	1,336,068	786,049	550,019
Leasehold improvements	207,327	119,928	87,399
	$ 2,240,573	$ 1,415,957	$ 824,616

2003	Cost	Accumulated amortization	Net book value
Computer hardware and software	$ 600,781	$ 415,801	$ 184,980
Office and shop equipment	886,748	609,095	277,653
Leasehold improvements	192,515	104,690	87,825
	$ 1,680,044	$ 1,129,586	$ 550,458

6. OTHER ASSETS:

On December 13, 2000, the Company entered into an Assignment and Amendment Agreement with TRW Inc. ("TRW") that transferred to the Company the license to manufacture and sell tire monitoring systems to the original equipment vehicle manufacturers of most medium and heavy duty trucks. Consideration consisted of 490,072 shares of common stock valued at $1,337,500, based on the market value of the Company's stock at the date of purchase, plus cash of $400,000.

On August 31, 2001, the Company and TRW entered into an agreement to restructure their strategic alliance. Under the terms of restructuring, the Company and TRW agreed to terminate a number of agreements. The Company has the right to manufacture and sell tire monitoring systems to the original equipment vehicle manufacturers market ("OEM"). Consideration consisted of a promissory note of $2.8 million, carrying an interest rate of 6% per annum plus cash of $500,000. The balance of principal in the amount of $1,350,000 owed at July 31, 2002 was repaid during fiscal 2003 and interest of $97,542 on this balance was forgiven by TRW.

The rights are being amortized over five years on a straight-line basis.

2004	Cost	Accumulated amortization	Net book value
OEM – most medium and heavy duty trucks	$ 1,737,500	$ 1,190,402	$ 547,098
OEM – all other vehicles	3,300,000	1,699,349	1,600,651
	$ 5,037,500	$ 2,889,751	$ 2,147,749

2003	Cost	Accumulated amortization	Net book value
OEM – most medium and heavy duty trucks	$ 1,737,500	$ 845,850	$ 891,650
OEM – all other vehicles	3,300,000	1,061,992	2,238,008
	$ 5,037,500	$ 1,907,842	$ 3,129,658

Management believes that the net book value of its other assets of $2,147,749 as at July 31, 2004 is recoverable based on expectations of future cash flows from the Company's future sales of tire monitoring systems. Management's belief is based on an undiscounted cash flow analysis of management's current best estimate of projected annual sales to the passenger vehicle and light truck OEM market plus management's projected sales to the heavy truck OEM market.

7. PROMISSORY NOTES:

During the year, the Company received total gross proceeds of $1,500,000 upon the issuance of two unsecured short-term promissory notes of $750,000 each, to an accredited investor. Each note bears interest at a rate of 8% per annum and was repayable on August 13, 2004 and September 16, 2004 respectively (see note 16 for subsequent events). As a commitment fee, the holder of the notes received a total of $150,000.

8. CONVERTIBLE DEBENTURES:

	Face value of debt	Debt component	Balance to be accreted to operations
Balance as at July 31, 2002	$ —	$ —	$ —
10% redeemable convertible debentures with cash financing cost of $76,177 (a)	750,000	66,000	684,000
5% redeemable convertible debentures with cash financing cost of $94,000 and discount of $32,000 (b)	400,000	257,143	142,857
7% and 8% convertible debentures with cash financing cost of $483,022 (c)	4,500,000	3	4,499,997
Initial allocation	5,650,000	323,146	5,326,854
Accretion of deemed debt discount to interest	—	3,329,778	(3,329,778)
Conversion of 10%, 5% and $2,533,333 of 7% convertible debentures to common Shares (a, b, c)	(3,683,333)	(3,652,921)	(30,412)
Balance as at July 31, 2003	1,966,667	3	1,966,664
Issuance of 11% discounted convertible debenture with cash finance cost of $264,894 and discount of $768,590 (d)	3,493,590	1,036,567	2,457,023
Accretion of deemed debt discount to interest expense	—	3,236,921	(3,236,921)
Discount in convertible debentures (d)	—	(768,590)	768,590
Conversion of 7%, 8% and $840,681 of discounted convertible debentures to common shares (c, d)	(2,532,355)	(2,532,355)	—
Cash payment on discounted convertible debentures (d)	(305,715)	(305,715)	—
Balance as at July 31, 2004	2,622,187	666,831	1,955,356
Less Current portion of convertible debentures	1,714,284	271,257	1,443,027
Balance as at July 31, 2004	$ 907,903	$ 395,574	$ 512,329

(a) In the first private placement during the year ended July 31, 2003, the Company realized gross cash proceeds of $500,000 and $250,000, respectively, from the issuance of 10% redeemable convertible notes of the Company plus 150,000 share purchase warrants on the completion of a private placement effected pursuant to Regulation S under the Securities Act of 1933. The agreements were signed on September 20, 2002 and the notes were to mature on December 20, 2002.

On November 4, 2002, the holders converted these convertible notes into 1,500,000 units. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $0.50 per share until November 4, 2005. On conversion of these senior convertible notes, the carrying value of debt and accrued interest was reclassified to common shares included in stockholders' equity. Interest accretion of $684,000 was charged to the statement of operations as interest expense during the year ended July 31, 2003.

Each warrant initially entitled the holder to purchase one of the Company's common shares and is exercisable at a price of $1.25 on or before September 20, 2005, on which date the warrant will expire. These warrants were subsequently repriced to $0.10 on May 6, 2003 as described in note 9(e).

For accounting purposes, the Company calculated the fair value of warrants issued using the Black-Scholes model using the weighted average assumptions as disclosed in note 3(n) and the intrinsic value of the beneficial conversion feature, which in aggregate totals $684,000, and initially recorded these values as additional paid-in capital. The intrinsic value is the amount by which the fair value of the underlying common shares at the date of the agreement exceeds the conversion price.

Advisors to the private placement received a cash commission of $60,000 or 8% on the face value of the notes and 120,000 share purchase warrants exercisable at a price equal to the lesser of conversion price of the convertible notes into common shares or $0.50. The Company also incurred an additional cash cost of $16,177 to secure the funding. The warrants are exercisable over five years and expire on November 4, 2007. The fair value of these warrants at the date of grant was $51,393. The fair value of the warrants was estimated on the date of issuance using the Black-Scholes option valuation model.

(b) In the second private placement during fiscal 2003, the Company issued senior subordinated redeemable convertible debentures to a private investment company bearing interest at 5% per annum. The Company closed the first tranche on November 21, 2002 and the second tranche on January 31, 2003. In each tranche, the Company received proceeds of $184,000 for the issuance of a debenture in the principal amount of $200,000. Total net cash proceeds after finance charges were $274,000. Each debenture was issued at an 8% discount from the face principal amount. Advisors to the placement received a cash commission of $64,000 and 68,325 warrants. Additional expenses of $30,000 were incurred for this transaction. The fair value of these warrants at the date of grant was estimated at $15,626. The fair value of these warrants was estimated on the date of issuance using the Black-Scholes option valuation model.

8. CONVERTIBLE DEBENTURES (continued):

(b) Continued:

For accounting purposes, the Company calculated the intrinsic value of the beneficial conversion feature which amounted to $142,857 and initially recorded its value as additional paid-in capital. The remaining balance of $257,143 was recorded as liability.

The commission and fair value of the warrant were recorded as financing costs. These debentures were converted to common shares between February 10, 2003 and May 16, 2003 at conversion prices ranging from $0.064 to $0.28. Interest accretion of $142,857 was charged to the statement of operations as interest expense during the year ended July 31, 2003.

(c) On June 17, 2003, the Company closed a private placement of 7% convertible debentures in three tranches pursuant to Rule 506 of Regulation D under the Securities Act of 1933, for gross proceeds of $2,800,000. On July 17, 2003, the Company closed another private placement of 8% convertible debentures pursuant to Rule 506 of Regulation D under the Securities Act of 1933, for gross proceeds of $1,700,000. Net cash proceeds from the convertible debentures were $4,016,978.

In connection with the offering of the convertible debentures, the Company issued 23,846,153 common share purchase warrants which expire between July 17, 2008 and November 10, 2008. Advisors to the transactions received a cash commission of $360,000 and 180,000 share purchase warrants: 112,000 share purchase warrants for a period of five years, and 68,000 share purchase warrants for a period of three years. At July 31, 2004 the warrants entitle the holders to purchase common shares of the Company at $0.059 per share (subject to adjustment pursuant to the anti-dilution provisions contained in the warrants). The fair value of these warrants at the date of grant was estimated at $77,640 using the Black-Scholes option valuation model using weighted average assumptions as disclosed in note 3(n). Additional expenses related to this offering were $123,022 plus 100,000 share purchase warrants exercisable at a price of $0.135 per share for a period of five years. The financing cost will be amortized over the lesser of the life of the convertible debentures or the date of redemption or conversion into common shares.

Interest on the debentures is payable quarterly on March 1, June 1, September 1 and December 1, and at maturity, in cash or, at the Company's option, in shares of the Company's common stock at an interest conversion price equal to 90% of the lesser of the average closing bid price during the 20 trading days immediately preceding the interest payment date, or the average closing bid price during the 20 trading days immediately preceding the date on which the shares are issued if such shares are issued and delivered after the interest payment date. The Company's right to elect to pay accrued interest in shares of its common stock is subject to certain conditions, including the requirement that there shall be an effective registration statement qualifying the resale of the common stock to be issued to the holders of the convertible debentures in lieu of a cash interest payment. All overdue accrued and unpaid interest under the convertible debentures will be subject to a late fee at the rate of 18% per annum.

The Company may not prepay any portion of the principal amount on any convertible debenture without the prior written consent of the holder of the debenture.

The Company will be considered in default of the convertible debentures if certain events occur. Once an event of default occurs, the holder of a convertible debenture can elect the Company to immediately repay a mandatory prepayment amount as outlined in the agreement.

If an event of default occurs, the holder of a convertible debenture can elect to require the Company to immediately repay a mandatory prepayment amount equal to the greater of:

(i) 120% of the principal amount of the debenture, plus all accrued and unpaid interest and any other amounts outstanding in respect of the debenture; or

(ii) 120% of the principal amount of the debenture, plus all accrued and unpaid interest and any other amounts outstanding in respect of the debenture, divided by the conversion price of the debenture, and multiplied by the greater of:

A. the last reported closing bid price for our common stock on the date on which the payment is due, or

B. the last reported closing bid price for our common stock on the date on which the payment actually paid.

For accounting purposes, the proceeds from the issuance of these convertible debentures were primarily allocated to fair value of warrants issued and the intrinsic value of the beneficial conversion feature, which amounts to $2,799,997 and $1,700,000 respectively. The fair value of the warrants was calculated using the Black Scholes option model using assumptions as disclosed in note 3(n). The remaining value of the proceeds of $3 was allocated to debt and is being accreted to the redemption value of the convertible debentures over the period from the date of issuance to the initial maturity dates of May 19, 2005 and July 16, 2006.

During the year ended July 31, 2003, $2,533,333 of principal and $12,846 of interest were converted into common shares resulting in the issuance of 19,564,102 common shares. Interest accretion of $2,533,322 was charged to the statement of operations as interest expense upon conversion of convertible debentures.

During the year ended July 31, 2004, $1,691,667 of principal and $41,270 of interest were converted into common shares resulting in the issuance of 13,601,799 common shares. Interest accretion of $1,732,935 was charged in the statement of operations as interest expense upon conversion of convertible debentures.

As at July 31, 2004, $275,000 of the convertible debenture remained outstanding.

(d) On December 24, 2003, the Company closed a private placement of discounted unsecured convertible debentures in the aggregate principal amount of $3,493,590. The Company also issued 7,939,978 warrants exercisable at $0.25 (subject to adjustment pursuant to the anti-dilution provisions contained in the warrants) with an expiry period of 5 years. The Company issued the convertible debentures at a 22% original issue discount from the face principal amount (based on a notional interest rate of 11% per annum for each year of the two-year term of the debentures), resulting in gross proceeds of $2,725,000. The discount represented prepaid interest for this convertible debentures. The discount of $768,590 has been netted against the value of debentures and is being amortized over the maturity period. Advisors to the transaction received a cash commission of $218,000 and 109,000 three year share purchase warrants exercisable at a price of $0.25 each (subject to adjustment pursuant to the anti-dilution provisions contained in the warrants). The fair value of these warrants at the date of grant was estimated at $15,699. The fair value of these warrants was estimated on the date of issuance using the Black-Scholes option valuation model using the volatility 141%, risk free interest rate 3.28%, expected life of warrants 3 years. In addition, expenses of $46,894 for professional fees related to this transaction were incurred. The discounted convertible debentures do not otherwise bear interest, and will mature on April 1, 2006. The outstanding principal amount of each debenture may be converted at any time into shares of the Company's common stock, in whole or in part, at the option of the holder of the debenture at a set price of $0.22 per share (subject to adjustment pursuant to the anti-dilution provisions contained in the debentures). The Company will make the monthly redemption payments of $145,566 over two years in cash unless during the twenty trading day prior notice period immediately prior to the applicable monthly redemption date the Company irrevocably notifies the holder that it will issue underlying shares in lieu of cash at a conversion price equal to the lesser of:

(i) the set price of $0.22 per share (subject to adjustment pursuant to the anti-dilution provisions contained in the debentures), and

(ii) 85% of the average of the closing prices of the Company's common stock for twenty days immediately preceding the applicable monthly redemption date, provided that certain conditions are met, including the condition that the underlying shares of common stock shall have been registered under the Securities Act of 1933, as amended.

For accounting purposes, the proceeds from the issuance of these convertible debentures were allocated to the fair value of the warrants issued and the intrinsic value of the beneficial conversion feature which amounts to $861,351 and $1,595,672, respectively. The fair value of the warrants was calculated using the Black-Scholes option valuation model using assumptions consistent with those disclosed in note 3(n). The remaining proceeds of $1,036,567 was allocated to debt and is being accreted to the redemption value of the convertible debentures over the maturity period. Monthly redemption payments for February, March, April and May 2004 were made in shares of the Company, except for one cash payment of $14,583. Monthly redemption payments of $145,566 for each of June and July were made in cash. During the year, holders of discounted convertible debentures also converted $273,000 of convertible debentures into common shares. This resulted in additional interest accretion of $240,085. During the year ended July 31, 2004, interest accretion of $1,206,762 was charged to the statement of operations as interest expense.

9. SHARE CAPITAL:

(a) During the year ended July 31, 2003, the Company issued 6,964,286 units in five separate private placements for gross cash proceeds of $2,100,000, each effected pursuant to Regulation S under the Securities Act of 1933. 6,964,286 units consist of 6,964,286 common shares and 5,714,286 share purchase warrants. Each warrant entitles the holder to purchase one additional common share at an exercise price ranging from $0.10 to $0.85. Warrants begin to expire in November 4, 2005. These warrants were repriced to have an exercise price of $0.10 per share on May 6, 2003 (note 9(e)). Advisors to the private placement were paid a commission of $168,000 and were issued 291,143 share purchase warrants exercisable at a price ranging from $0.10 to $0.85. The fair value of these warrants at the date of grant was estimated at $121,172. The fair value of these warrants is estimated on the date of issuance using the Black-Scholes option valuation model using the weighted average assumptions as disclosed in note 3(n). The fair value of the warrants issued to the advisors and commission paid is recorded as share issue cost.

(b) The Company also realized gross cash proceeds of $360,000 and net cash proceeds of $334,400 from the exercise of 3,300,000 warrants. Advisors to the transactions received a cash commission of $25,600 and 224,000 share purchase warrants exercisable at a price of $0.10. The fair value of these warrants at the date of grant was estimated at $35,460 by the Black-Scholes option valuation using the weighted average assumptions as disclosed in note 3(n). The fair value of the warrants were recorded as share issue costs.

(c) The Company also arranged a $15.0 million and $5.0 million equity line of credit facilities from separate private investment companies during 2003. Neither facility has been used nor registered with the Securities and Exchange Commission. The $5.0 million equity line of credit facility was cancelled on July 22, 2004. During the year ended July 31, 2004, the Company decided not to use the $15.0 million equity line of credit facility as it entered into a new equity line of credit facility (note 9(h).

(i) The Company issued 1,250,000 warrants exercisable at a price of $0.1955 per share for three years as consideration for the $15.0 million equity line of credit. The fair value of these warrants at the date of grant is estimated at $178,259 using the Black-Scholes option valuation using the weighted average assumptions as disclosed in note 3(n). The fair value of the warrant was expensed as an interest and finance cost during fiscal 2004.

(ii) On the date of execution of the $5.0 million equity line of credit facility, the Company issued shares worth $290,000 based on the trading price of the stock of the Company on that day. Shares worth $10,000 were issued to the placement agent on February 26, 2003. The Company has recorded the fair value of the common shares as an interest and financing expense.

9. SHARE CAPITAL (continued):

(d) On April 3, 2003, the Company issued to the former managing director of SmarTire Europe Limited a total of 353,865 common shares at a deemed price of $0.22 per share, in partial payment and settlement of the Company's obligation to pay him a termination allowance in connection with the termination of his management agreement, without cause, on October 15, 2002.

(e) On May 6, 2003, the Company issued 850,000 shares at a deemed price of $0.21 per share to an accredited investor and repriced 1,000,000 warrants previously issued to the investor on December 20, 2002, thereby reducing the exercise price of the warrant from $0.70 per share to $0.10 per share. An aggregate of 3,614,286 additional warrants previously issued to other investors were also repriced to an exercise price of $0.10 per share. These transactions were all effected pursuant to Regulation S under the Securities Act of 1933, and were effected in consideration of certain releases provided by the investors to the Company in respect of certain potential unquantified claims threatened by the investors against the Company. The fair value of the shares is $178,500 based on the deemed price of $0.21 and the incremental fair value of the warrants is $136,544. The fair value of the warrant is estimated on the date of issuance by the Black-Scholes option valuation model using the weighted average assumptions as disclosed in note 3(n). The incremental fair value of these warrants and the value of shares issued were recorded as an administrative expense.

(f) For the year ended July 31, 2004, the Company realized gross cash proceeds of $2,179,385 and net cash proceeds of $2,101,015 from the exercise of warrants as follows:

(i) On April 30, 2004, 500,000 warrants were exercised at $0.104 resulting in gross cash proceeds of $52,000 and net cash proceeds of $49,920.

(ii) On October 27, 2003, the Company offered warrant holders who were issued warrants with an exercise price of $0.2645 on May 15, 2003 in connection with the convertible debenture a reduction in their exercise price to $0.20 plus one additional warrant at $0.20 if they exercised their warrants. A total of 3,290,596 warrants were exercised. In addition, the Company granted 194,000 additional warrants exercisable at a price of $0.20 per share for five years to a shareholder who also exercised their warrants. On November 6, 2003, the exercise price of the 7,478,635 warrants initially granted at $0.2645 were reduced to $0.1771 and were exercised for gross proceeds of $1,324,466.

During October and November 2003, the fair value of the 10,963,231 warrants of $1,601,970 initially recorded as additional paid in capital was reclassified to share capital on exercise of the warrants.

(iii) On May 20, 2004, the Company realized gross cash proceeds of $120,000 from the exercise of 1,000,000 warrants at an exercise price of $0.12 per share.

(g) During the year ended July 31, 2004, 200,000 common shares with a fair market value of $0.174 per share, 300,000 share purchase warrants with an exercise price of $0.17 per share and 250,000 share purchase warrants with an exercise price of $0.20 per share were issued for services received. The fair value of these warrants at the date of grant was estimated at $63,375. The fair value of these warrants was estimated on the date of issuance using the Black-Scholes option valuation model using the weighted average assumptions consistent with those as described in note 3(n). Fair value of common shares and warrants of $98,175 has been exercised.

(h) On May 19, 2004, the Company arranged a $15 million Standby Equity Distribution Agreement from a private investment company. The Company may, at its discretion, draw down $500,000 every seven business days, subject to an effective registration statement. In consideration for each draw down, the Company will sell shares of common stock at a 2% discount to the lowest closing bid prices for the 5 trading days after an advance notice is given by the Company. In addition, 5% of each advance will be retained by the private investment company as a commission.

On June 1, 2004, the Company filed a registration statement with the Securities and Exchange Commission to register the $15 million equity line of credit that was declared effective on June 14, 2004. On June 1, 2004, the Company issued 3,605,769 shares at an effective price of $0.104 per share as payment for the $365,000 commitment fee and $10,000 placement agency fee related to the Standby Equity Distribution Agreement. The Company also incurred additional costs of $35,420 in fees to prepare and file the registration statement. During the year ended July 31, 2004, the Company effected three draw downs of $250,000 each at prices of $.090, $.065 and $.059, which resulted in the issuance of 10,861,220 common shares and net proceeds of $689,399. In addition, the Company incurred an additional $60,000 as a financing expense to advisors of the Standby Equity Distribution Agreement of which $30,000 is payable as at July 31, 2004.

(i) On December 15, 2003, the Company's authorized common share capital was increased to 300,000,000 pursuant to a special resolution of the shareholders adopted at the annual and special annual meeting of the Company held on December 11, 2003.

(j) Stock-based compensation plans:

At July 31, 2004, the Company had eight stock-based compensation plans that are described below:

(i) Under the "1998 US Stock Incentive Plan" the Company may grant options to its employees for up to 300,000 common shares. Under the "1998 Stock Incentive Plan" the Company may grant options to its employees for up to 600,000 common shares.

(ii) Under the "2000 US Stock Incentive Plan" the Company may grant options to its employees for up to 200,000 common shares. Under the "2000 Stock Incentive Plan" the Company may grant options to its employees for up to 800,000 common shares.

(iii) Under the "2002 US Stock Incentive Plan" the Company may grant options to its employees for up to 100,000 common shares. Under the "2002 Stock Incentive Plan" the Company may grant options to its employees for up to 900,000 common shares.

(iv) Under the "2003 US Stock Incentive Plan" the Company may grant options to its employees for up to 2,000,000 common shares. Under the "2003 Stock Incentive Plan" the Company may grant options to its employees for up to 8,000,000 common shares.

The options currently outstanding under the "2003 US Stock Incentive Plan" and the "2003 Stock Incentive Plan" vest immediately. The options currently outstanding under the "1998 US Stock Incentive Plan" and the "2000 and 2002 Stock Incentive Plan" generally vest from two to four years, with the first 20% to 33% vesting at the date of grant and the balance vesting annually at each anniversary date of the grant thereafter. The exercise price of each option is based on the fair value of the common stock at the date of grant. These options have a five year term.

	2004		2003		2002	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	1,714,400	$ 2.54	1,677,250	$ 3.08	1,458,750	$ 3.20
Options granted	9,169,600	0.20	778,300	1.42	484,700	2.88
Options exercised	(79,400)	(0.20)	—	—	—	(2.00)
Options forfeited	(2,334,800)	(0.38)	(741,150)	(2.80)	(266,200)	(3.40)
Outstanding, end of year	8,469,800	$ 0.63	1,714,400	$ 2.54	1,677,250	$ 3.08

	Options outstanding			Options exercisable	
Range of exercise prices	Number of shares	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.085 – 0.20	6,900,200	4.07	$ 0.20	6,900,200	$ 0.20
$0.37 – 1.00	136,134	3.46	0.52	136,134	0.52
$1.16 – 6.76	1,433,466	2.07	2.71	1,222,337	2.78
$0.85 – 6.76	8,469,800	3.72	$ 0.63	8,258,671	$ 0.59

The Company normally issues options to directors at fixed exercise prices. 75,000 options issued to directors and outstanding as at July 31, 2004 (2002 – 75,000) vested immediately, but if not exercised each year, there is an annual 20% increase in the exercise price until the options expire. For accounting purposes these options are considered to be variable in nature and compensation expense is recorded to the extent of increases in the market value of the underlying common shares as compared to the exercise price at each reporting period.

Where options issued after January 18, 2001 have an exercise price in a currency that is not either the (a) functional currency of the Company, or (b) the currency in which the employee is paid, the options are to be accounted for as variable plan options and compensation expense will be recorded equal to changes in the market value of the underlying common shares at each reporting period. The Company normally grants options in U.S. dollars when the functional currency of the Company is the Canadian dollar. Most employees of the Company are paid in either Canadian dollars or British pounds sterling. Accordingly, these employee options are considered to be variable options.

The compensation expense for these variable options for the year ended July 31, 2004 is nil (2003 – nil). In addition, compensation expense is recognized to the extent that options are granted having an exercise price less than the market price of the underlying common stock on the date of grant.

(k) Warrants:

As at July 31, 2004, warrants outstanding were exercisable for 37,483,485 (2003 – 32,154,507) common shares of the Company. The warrants entitle the holders to purchase common shares of the Company at prices ranging from $0.059 to $2.80 per share and expire on various dates until June 30, 2009.

The exercise price of warrants issued were not less than the market price of the Company's common shares at the date of issuance.

10. DEFERRED FINANCING COSTS:

	2004	2003
Equity line of credit		
Fair value of agents warrants (note 9(c))	$ —	$ 178,259
Professional fees	—	5,000
	—	183,259
Convertible debenture (note 8)		
Commission	218,000	—
Fair value of agents warrants	15,699	—
Professional fees	46,894	—
	280,593	—
Amortization	(123,573)	—
	157,020	—
	$ 157,020	$ 183,259

The deferred charges related to the discounted convertible debenture are being amortized over the maturity period. During the year, $123,573 was amortized and charged to interest expense.

11. FINANCIAL INSTRUMENTS:

(a) Fair value of financial instruments:

The carrying values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, promissory notes payable and convertible debentures approximate their fair values due to being in a ready cash form or the short-term maturity of these instruments.

(b) Credit risk:

The majority of the Company's activities are concentrated in the automotive industry and sales are primarily to a few major customers (note 15). To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses based on a risk assessment of its customers.

(c) Foreign currency risk:

The Company operates internationally which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. To July 31, 2004, the Company has not entered into derivatives or other hedging instruments to mitigate its foreign exchange risk.

12. INCOME TAXES:

(a) Effective tax rate:

The effective income tax rates differ from the Canadian statutory rates for the following reasons:

	2004	2003	2002
Canadian statutory tax rate	36.4%	38.5%	41.7%
Computed tax expense	$ (3,999,277)	$ (3,817,132)	$ (2,847,766)
Foreign losses tax affected at lower rates	5,162	192,027	128,066
Reduction in effective tax rates	(339,481)	—	483,059
Permanent and other differences	1,352,012	387,870	975,676
Change in valuation allowance	2,981,584	3,237,235	1,260,965
	$ —	$ —	$ —

(b) Deferred tax assets and liabilities:

	2004	2003	2002
Deferred tax assets:			
Fixed and other assets, accounting depreciation in excess of tax	$ 1,220,775	$ 861,607	$ 519,987
Loss carryforwards	16,534,418	14,148,423	11,472,671
Scientific research and development expenses	382,971	359,733	319,525
Share issue costs	549,499	373,523	192,718
(b) Deferred tax assets and liabilities (continued):			
Others	37,207	—	1,150
Total gross deferred tax assets	18,724,870	15,743,286	12,506,051
Valuation allowance	(18,724,870)	(15,743,286)	(12,506,051)
Net deferred tax assets	$ —	$ —	$ —

In assessing the realizability of future tax assets, Management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of the future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

For Canadian tax purposes, the Company has approximately $31,500,000 of non-capital losses for income tax purposes available at July 31, 2004 to reduce taxable income of future years. These losses will expire as follows:

2005	$ 3,200,000
2006	7,600,000
2007	200,000
2008	4,400,000
2009	5,600,000
2010	4,900,000
2011	5,600,000
	$ 31,500,000

Additionally, for Canadian tax purposes, the Company has scientific research and development expenditures of $1,080,000 available to reduce future taxable income indefinitely.

For United States tax purposes, the Company has approximately $6,100,000 of net operating losses for income tax purposes available at July 31, 2004 to reduce taxable income of future years. These losses will expire as follows:

2012	$ 100,000
2013	1,000,000
2019	1,800,000
2020	1,300,000
2021	400,000
2022	800,000
2023	300,000
2024	400,000
	$ 6,100,000

For United Kingdom tax purposes, the Company has approximately $9,600,000 of non-capital losses for income tax purposes available at July 31, 2004 to reduce taxable income of future years. These losses may be carried forward indefinitely.

13. EARNINGS (LOSS) PER SHARE:

The weighted average number of shares outstanding used in the computation of earnings (loss) per share were as follows:

	2004	2003	2002
Weighted-average shares used in computation of basic earnings (loss) per share	83,356,095	26,771,427	16,743,977
Weighted average shares from assumed conversion of dilutive warrants and options	—	—	—
Fully diluted weighted average number of common shares	83,356,095	26,771,427	16,743,977

14. COMMITMENTS AND CONTINGENCIES:

(a) The Company is committed to the following payments under operating leases, and service agreements for premises and certain equipment and consultants:

2005	$ 1,372,953
2006	218,325
2007	182,176
2008	143,303
2009	142,570
2010	139,907

14. COMMITMENTS AND CONTINGENCIES (continued):

(b) Cash and short-term investments are used to secure credit card advances in the amount of $15,000 (2003 - $25,000).

(c) Product warranties:

The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on best estimate with reference to historical claims experience. As warranty estimates are based on forecasts, actual claim costs may differ from amounts provided. An analysis of changes in liability for product warranties follows:

Balance, August 1, 2002	$	9,114
Provision increase		29,946
Expenditures		(18,622)
Balance, July 31, 2003		20,438
Provision increase		85,934
Expenditures		(16,512)
Balance, July 31, 2004	$	89,860

15. SEGMENTED INFORMATION:

The Company operates in the wireless tire monitoring technology industry. Management of the Company makes decisions about allocating resources based on this one operating segment. Geographic information is as follows:

Revenue from external customers:

		Revenue from external customers	
	2004	2003	2002
United States	$ 651,089	$ 509,228	$ 524,516
United Kingdom	225,517	261,905	266,638
Italy	—	391,169	12,629
China	514,365	243,866	—
Other	267,308	396,428	208,561
	$ 1,658,279	$ 1,802,596	$ 1,012,344

As at July 31, 2004, 53% (July 31, 2003-73%) of the Company's fixed assets were in Canada,17% (July 31, 2003-27%) were in Europe and 30% were in Korea (July 31, 2003-nil).

Major customers, representing 10% or more of total sales, include:

	2004	2003	2002
Customer A	$ 484,433	$ —	$ —
Customer B	—	391,169	12,629
Customer C	28,472	125,413	143,487
Customer D	113,888	109,270	187,314

16. SUBSEQUENT EVENTS:

(a) Between August 9, 2004 and October 5, 2004, the Company issued 60,673,423 shares at effective prices ranging from $0.03 to $0.05 per share pursuant to the Standby Equity Distribution Agreement for gross proceeds of $2,200,000 and net proceeds of $2,086,500. The issuance of these shares reduced the set price that the holders of the convertible debentures can convert the convertible debentures into common stock and the exercise price of 14,612,907 warrants outstanding to $0.037.

(b) Subsequent to year end, the Company defaulted on payments to holders of its discounted convertible debentures. In response to the default, certain debenture holders filed legal actions against the Company. On September 24, 2004, the Company and holders of the discounted convertible debentures signed an agreement which provided for: withdrawal of legal action; an immediate exercise of 18,226,274 warrants at $0.03 for gross proceeds of $546,788; conversion of $734,389 of debentures into 24,479,630 common shares and a lock-up provision that establishes a daily limit on the number of shares that can be traded by the debenture holders.

(c) Between August 1, 2004 and October 5, 2004, the Company repaid $651,837 of principal and $49,663 in accrued interest on its promissory notes. The Company obtained an extension to November 30, 2004 to repay the balance due on the promissory notes.

17. COMPARATIVE FIGURES:

Certain figures have been reclassified to conform to the financial statement presentation adopted for the current year.

TIRE CORPORATE INFORMATION

Robert Rudman
Al Kozak
William Cronin
Martin Gannon
Johnny Christiansen

Robert Rudman
President and Chief Executive Officer

Al Kozak
Chief Operating Officer

Jeff Finkelstein
Chief Financial Officer

Erwin Bartz
Vice President, Business Development

Shawn Lammers
Vice President, Engineering

NORTH AMERICA

SmarTire Systems Inc.
Suite 150, 13151 Vanier Place
Richmond, British Columbia
Canada V6V 2J1

General Enquiries
T: 604.276.9884
F: 604.276.2350

Investor Relations: 1.800.982.2001
Sales & Customer Service: 1.888.982.3001
info@smartire.com

EUROPE
SmarTire Europe Limited
Park 34
Didcot, Oxfordshire
OX11 7W8
United Kingdom

General Enquiries
T: 44 (0) 1235 511 101
F: 44 (0) 1235 514 640
info@smartire.co.uk

OTCBB Stock Symbol: SMTR

Transfer Agent and Registrar
Pacific Corporate Trust
10th Floor, 625 Howe Street
Vancouver, British Columbia
Canada V6C 3B9

Auditors
KPMG LLP
777 Dunsmuir Street
Vancouver, British Columbia
Canada V7Y 1K3

Bankers
Bank of Montreal
595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L7

Lawyers – Canada
Clark, Wilson
800 – 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3H1

Lawyers – United States
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas
21st Floor
New York, New York 10018

Lawyers – Europe
Hammonds
7 Devonshire Square
Cutlers Gardens
London ECM 4YH
England

December 10th, 2004 at 9 AM
Westin Bayshore Hotel
President's Room
1601 Bayshore Drive
Vancouver, British Columbia
Canada V6G 2V4

Statements contained in this annual report that are not based on historical facts are forward-looking statements, including any statements concerning management's plans and objectives for future operations and expectations or beliefs regarding the future. All such forward-looking statements are, by necessity, only estimates of future results and actual results may differ materially from these statements due to a number of factors, including: (i) market acceptance of the company's technology and products; (ii) the competitive environment and impact of technological change; (iii) the Company's ability to obtain timely patent and other intellectual property protection for its products; and (iv) the availability of components and raw materials and the reliance on contract manufacturers. The Company assumes no obligations to update these forward-looking statements to reflect annual results, changes in assumptions or changes in other factors affecting such statements.

Design: TMT Communications Ltd.

Suite 150, 13151 Vanier Place
Richmond, British Columbia
Canada V6V 2J1

T 604.276.9884
F 604.276.2350
info@smartire.com

OTCBB: SMTR

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE OF ACT OF 1934

For the month of November, 2004

Commission File No. 0-29248

SMARTIRE SYSTEMS INC.
Suite #150, 13151 Vanier Place
Richmond, British Columbia
Canada V6V 2J1

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F [ ] Form 40-F [ ]

The registrant is a foreign private issuer entitled to file annual reports on Form 20-F. However, the registrant voluntarily files annual reports on Form 10-KSB and quarterly reports on Form 10-QSB.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

SMARTIRE SYSTEMS INC.
Suite #150, 13151 Vanier Place
Richmond, British Columbia, Canada V6V 2J1

SMARTIRE SYSTEMS INC.
Suite #150, 13151 Vanier Place
Richmond, British Columbia, Canada V6V 2J1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

On Friday, December 10, 2003, SmarTire Systems Inc. (the "Company") will hold its 2004 Annual and Special Meeting of Shareholders (the "Meeting") at the Westin Bayshore/President's Room, 1601 Bayshore Drive, Vancouver, British Columbia, V6G 2V4, Canada. The Meeting will begin at 9:00 a.m., Vancouver time.

At the Meeting, the Shareholders will be asked:

1. To receive and consider the Report of the Directors to the Shareholders;

2. To receive and consider the financial statements of the Company together with the auditor's report thereon for the fiscal year ended July 31, 2004;

3. To appoint the auditor for the Company to hold office until the next annual meeting of the Company;

4. To authorize the directors to fix the remuneration to be paid to the auditors;

5. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at five (5);

6. To elect directors to hold office until the next annual meeting of the Company;

7. To consider and, if thought fit, to approve the formal stock incentive plan (the "2004 US Stock Incentive Plan") providing for the granting to eligible employees, directors, officers and consultants of the Company or any Related Entity (as defined in the 2004 US Stock Incentive Plan) who are resident in the United States and/or subject to taxation in the United States, such incentive awards as the Board of Directors or a committee of the Board of Directors appointed to administer the 2004 US Stock Incentive Plan may from time to time approve, provided that:

    a. The awards may consist of:

        (i) Common Shares or cash, or a combination of Common Shares, cash or other securities, earned in whole or in part upon the attainment of performance criteria that may from time to time be established by the Board of Directors or by a committee of the Board of Directors, or

        (ii) Stock options, stock appreciation rights, restricted stock and/or certain other rights and benefit; and

    b. The maximum number of Common Shares of the Company that will be issuable pursuant to all awards granted under the 2004 US Stock Incentive Plan will be 3,000,000;

8. To consider, and if thought fit, to approve the following special resolution amending the restated articles of incorporation of the Company to change the authorized number of Common Shares of the Company from 300,000,000 Common Shares without par value to an unlimited number of Common Shares without par value:

    "BE IT RESOLVED, as a special resolution, that:

1. the Restated Articles of Incorporation of the Company be amended to increase the authorized number of Common Shares of the Company from 300,000,000 Common Shares without par value to an unlimited number of Common Shares without par value;

2. Schedule "A" to the Restated Articles of Incorporation of the Company be amended accordingly, by deleting the first paragraph thereof and substituting therefore the following:

   'The Corporation is authorized to issue an unlimited number of common shares without par value, and 100,000 Preferred Shares without par value, which have the following rights and conditions:'

3. the board of directors of the Company may elect to revoke this special resolution before it is acted on without further approval of the shareholders; and

4. any director or officer of the Company be and is hereby authorized to execute and deliver, for and on behalf of the Company, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution."; and

Your Board of Directors recommends that you vote in favor of the proposals outlined in this Proxy Statement and Information Circular.

At the Meeting, the Company will also report on its fiscal 2004 business results and other matters of interest to Shareholders.

A Proxy Statement and Information Circular and Proxy Form accompany this Notice of Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Board of Directors has fixed October 22, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered Shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Proxy Statement and Information Circular.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Proxy Form and return the same in the enclosed return envelope provided for that purpose. If you receive more than one Proxy Form because you own shares registered in different names or addresses, each Proxy Form should be completed and returned. The completed form of proxy must be received by Pacific Corporate Trust Company not later than 48 hours prior to the commencement of the Meeting (**or** any adjournments thereof**).** at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or by fax at (604) 689-8144.

You may also vote your shares not later than 48 hours prior to the commencement of the Meeting (or any adjournments thereof) through Pacific Corporate Trust Company's Internet or Telephone Voting Services. Internet voting can be completed online at http://www.stocktronics.com/webvote. Telephone voting can be completed by calling 1-888-Tel-Vote (1-888-835-8683). If you choose to vote your shares through the Internet or Telephone Voting Services, you will be required to provide your confidential personal identification number (PIN) specified on the enclosed Proxy Form.

The Chairman of the Meeting has the discretion to accept proxies filed, or votes effected through the Internet or Telephone Voting Services, less than 48 hours prior to the commencement of the Meeting (or any adjournments thereof).

DATED at Richmond, British Columbia, this 8th day of November, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

ROBERT V. RUDMAN,
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

PLEASE VOTE.YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED.

SMARTIRE SYSTEMS INC.
#150, 13151 VANIER PLACE,
RICHMOND, BRITISH COLUMBIA, CANADA V6V 2J1

PROXY STATEMENT AND INFORMATION CIRCULAR

IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING TO BE HELD ON DECEMBER 10, 2004

(As at October 15, 2004 except as otherwise indicated)

MANAGEMENT SOLICITATION

This Proxy Statement and Information Circular is furnished to the shareholders (the "Shareholders") by the Board of Directors of SmarTire Systems Inc. (the "Company") in connection with the solicitation by the Board of Directors of proxies to be voted at the Annual and Special Meeting (the "Meeting") of the Shareholders to be held at 9:00 a.m. (Vancouver time) on Thursday, December 10, 2004, at the Westin Bayshore/President's Room, 1601 Bayshore Drive, Vancouver, British Columbia, V6G 2V4, Canada, or at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting").

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for the cost incurred in obtaining from their principal authorization to execute forms of proxy; except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

References in this Proxy Statement and Information Circular to "Shareholder" or "Shareholders" are references to the holder or holders of record of shares of common stock without par value of the Company (the "Common Shares").

This Proxy Statement and Information Circular and the accompanying Proxy Form are being delivered to Canadian and United States intermediaries holding Common Shares on behalf of another person or corporation, and are being mailed on or about November 8, 2004 to all registered Shareholders as of the close of business on October 22, 2004 (the "Record Date").

The principal executive offices of the Company are located at Suite #150, 13151 Vanier Place, Richmond, British Columbia, Canada, V6V 2J1.

All references in this Proxy Statement and Information Circular to dollars or $ are to United States dollars, unless otherwise specified.

VOTING AND REVOCABILITY OF PROXIES

The authorized capital of the Company consists of: 300,000,000 common shares without par value, and 100,000 Preferred Shares without par value issuable in series. As of October 15, 2004, there were 217,224,375 issued and outstanding Common Shares and no issued or outstanding Preferred Shares. The record date for determining the names of Shareholders entitled to receive the Notice of Meeting and to vote at the Meeting is the close of business on October 22, 2004.

Registered Holders of Common Shares are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the proposals to be acted upon at the Meeting and any other matter to come before the Meeting.

Shareholders personally present, being not less than two and who hold or represent by proxy in the aggregate not less than one-tenth of the issued capital of the Company entitled to vote, constitute a quorum. Abstentions are considered present for purposes of determining whether the quorum requirement is met. All proposals, other than a special resolution, require the affirmative vote by a simple majority of the votes cast in person or by proxy at the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed form of proxy were designated by the directors of the Company. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.**

In order to be voted, the completed form of proxy must be received by Pacific Corporate Trust Company not later than 48 hours prior to the commencement of the Meeting (or if adjourned or postponed, any reconvening thereof), at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or by fax at (604) 689-8144. However, the Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours prior to the commencement of the Meeting (or any adjournments thereof).

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by any duly authorized officer of, or attorney-in-fact for, the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either (i) to the registered office of the Company at Suite 800 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1 (Attention: Bernard Pinsky) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or in any other manner provided by law. Also, a proxy will automatically be revoked by either (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY AND IN FAVOR OF EACH OF THE NOMINEES NAMED THEREIN FOR ELECTION AS DIRECTORS.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters, which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters, which may properly come before the Meeting. At the date of this Proxy Statement and Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of shares on any matter, the shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Proxy Statement and Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Proxy Statement and Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Proxy Statement and Information Circular. This Proxy Statement and Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The Information set forth in this Section is of significant importance to many Shareholders of the Company, as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Proxy Statement and Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). **Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and request the Beneficial Shareholders to return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

PROPOSAL 1
APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year. Shares represented by proxies which are marked "Withhold" with respect to the appointment of the auditor will be counted for determination of a quorum, but will not be counted as either an affirmative vote for or a negative vote against such appointment.

KPMG LLP were first appointed auditor of the Company on April 29, 1994. Representatives of KPMG LLP are expected to be present at the Meeting but not expected to make a statement. However, they are expected to be available to respond to appropriate questions.

Audit Related Fees

For the fiscal years ended July 31, 2004 and July 31, 2003, the aggregate fees billed by our auditors, for professional services rendered for the audit of the Company's annual financial statements for the years ended July 31, 2004 and July 31, 2003, and for the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-QSB and to review registration statements submitted to the Securities and Exchange Commission during those fiscal years were $111,170 and $79,956 respectively.

Tax Fees

For the fiscal years ended July 31, 2004 and July 31, 2003, the aggregate fees billed for tax compliance, tax advice and tax planning by KPMG LLP were $5,230 and $663, respectively.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before KPMG LLP is engaged by the Company or its subsidiaries to render any auditing or permitted non-audit related service, the engagement be:

- approved by the Company's audit committee; or
- entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee's responsibilities to management.

The audit committee has pre-approved all services provided by the Company's independent auditor, has considered the nature and amount of the fees billed by KPMG LLP, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining KPMG's independence.

PROPOSAL 2
AUTHORIZATION FOR BOARD OF DIRECTORS TO FIX AUDITOR REMUNERATION

Under the *Business Corporations Act* (Yukon Territory), the remuneration of the auditor of the Company may be established by ordinary resolution of the shareholders or, if not so established, may be established by the directors. In order to provide the Company with the necessary flexibility to effectively manage the engagement of the auditor, it is important that the Board of Directors have the authority to negotiate and fix the remuneration to be paid to the auditor in connection with the services to be provided to the Company. Accordingly, the following ordinary resolution will be presented for approval at the Meeting:

"BE IT RESOLVED THAT:

(a) the Board of Directors be and is hereby authorized to fix the remuneration to be paid to the auditor, as appointed by ordinary resolution of the Shareholders, in connection with the services to be provided to the Company by such auditor; and

(b) the Board of Directors be and is hereby authorized to delegate to any one senior officer of the Company the authority to negotiate and enter into an agreement with the Company's auditor with respect to the services to be provided by it to the Company, and the remuneration to be paid to the auditor for such services, on such terms and conditions as the senior officer deems fair and reasonable."

PROPOSAL 3
DETERMINATION OF NUMBER OF DIRECTORS

Under the Company's Articles, the Company may have not less than three (3) and not more than twenty (20) directors. The number of directors must be fixed within this range by ordinary resolution of the Shareholders, at the meeting of Shareholders at which directors are to be elected.

By Shareholders' resolution adopted at the last annual and special meeting of the Company, the number of directors was set at six (6). There are currently five (5) members of the Board of Directors. Management proposes that the number of directors be set at five (5). Accordingly, the following ordinary resolution will be presented for approval by the Shareholders at the Meeting:

"BE IT RESOLVED THAT the number of directors be and is hereby set at five (5)."

PROPOSAL 4
ELECTION OF DIRECTORS

The directors of the Company are elected at each annual meeting and hold office until the next annual meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for all of the five current directors, each of whom management proposes to nominate. Shares represented by proxies which are marked "Withhold" with respect to the election of any nominee will be counted for determination of a quorum, but will not be counted as either an affirmative vote for such nominee or a negative vote against the nominee.

The following information regarding the Company's directors is relevant to your consideration of the nominees proposed by management:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Directors			
William Cronin (1) (2) United States	Director	57	Director since June 7, 2001.
Martin Gannon (1) (2) United States	Director	52	Director since February 3, 2003.

Name	Position Held with the Company	Age	Date First Elected or Appointed
Johnny Christiansen (1) Norway	Director	49	Director since August 14, 2003.
Robert Rudman (2) Canada	Director, President, CEO and Chairman	57	Director since September 22, 1993, President and CEO since January 19, 1996, and Chairman since June 4, 1999.
Al Kozak (1) Canada	Director, Chief Operating Officer	55	Director since November 20, 2002, and Chief Operating Officer since May 1, 2002.

(1) Member of the Compensation Committee
(2) Member of the Audit Committee.

Business Experience and Principal Occupation of Directors, Executive Officers and Significant Employees

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

William Cronin

Mr. Cronin has been a director since June, 2001 and previously served as a director from November 17, 1995 to April 25, 1998. Since 1986, Mr. Cronin has been the owner of Madison Financial Services, a registered investment adviser firm located in Madison, Connecticut, specializing in tax, pension investing planning strategies and portfolio management.

Martin Gannon

Mr. Gannon joined the Company as a director on February 3, 2003. Mr. Gannon has been a Certified Public Accountant since 1973. He has been a partner and the vice president of the accounting firm of Barron Gannon & Co., P.C. since 1982. In his advisory role to his clientele, he has assisted companies from their inception to maturity.

Johnny Christiansen

Mr. Christiansen joined the Company as a director on August 14, 2003. Mr. Christiansen resides in Norway. He has a strong knowledge of the Company's business and industry as he served as the President of SensoNor asa from 1999-2002. SensoNor is a Norwegian company and a leading provider of tire monitoring, airbag and rollover sensors for the automotive industry. During Mr. Christiansen's tenure as its President, SensoNor raised more than $100 million in financing and signed contracts for more than $400 million. Before 1999, Mr. Christiansen served as a director of various companies, including Davis AS, Kongsberg Norcontrol Systems, Norcontrol Training AS and Norcontrol Automation AS.

Robert Rudman

Mr. Rudman has been a director since September, 1993. Mr. Rudman joined the Company in March, 1993 as the Chief Financial Officer after serving as an independent financial consultant for several months. He was appointed Chief Executive Officer of the Company on January 19, 1996, and served as President from January 19, 1996 to June 4, 1999, when he was appointed Chairman of the Board. Mr. Rudman was reappointed President of the Company effective April 1, 2000. He is a Chartered Accountant with 15 years of experience assisting public companies listed primarily on the Vancouver Stock Exchange (now the TSX Venture Exchange). Prior to joining the Company, Mr. Rudman was manager of a California-based sales contract financing firm. Previously, he was a partner in a consulting firm providing professional assistance to publicly traded companies. Mr. Rudman became a Chartered Accountant in 1974 and worked with Laventhol & Horwath and Price Waterhouse & Co. in Winnipeg, Manitoba.

Jeff Finkelstein

Mr. Finkelstein was formally appointed as our Chief Financial Officer in October 2002. He is a Chartered Accountant and is responsible for all financial and related functions for our company, including finance, treasury, accounting, taxation, legal, and administration. Mr. Finkelstein was promoted to Acting Chief Financial Officer of our company in May 2002, after serving as our controller since February 22, 1999. From 1996 to 1999, he served as controller of Golden Knight Resources Inc., a Toronto Stock Exchange listed public company, and Silver Standard Resources, a Nasdaq listed public company. From 1993 to 1995, he served as controller of a private distribution company after eight years as a public accountant.

Erwin Bartz

Mr. Bartz has recently been appointed Vice President of Business Development. He has overall responsibility for defining product strategies and roadmaps as well as developing strategic alliances. He was formerly the Company's Director, Technical Operations since January 2001 with responsibility for overall technical operations including engineering and manufacturing. Mr. Bartz is a Professional Engineer with 19 years of engineering experience. Prior to joining the Company, Mr. Bartz spent ten years as Manager of Engineering and Manufacturing at Finning (Canada), the Caterpillar dealer for British Columbia, Alberta, United Kingdom and Chile, with corporate responsibility for engineering, product review, heavy manufacturing and new equipment preparation. Previously, he held the Engineering Manager role at Weldco Beales, a custom attachment manufacturer for the mobile equipment market, and also worked as a design engineer for the Chapman Industries, a Hitachi distributor and general manufacturer of purpose-built machinery and equipment.

Al Kozak

Mr. Kozak joined the Company as Chief Operating Officer on May 1, 2002. He was subsequently appointed to the Company's Board of Directors on November 20, 2002. Mr. Kozak is a seasoned executive with strong operational management and business development experience in fast-paced, high growth, technology companies. From May 2000 to April 2001, Mr. Kozak was the President and founder of Siwash Ventures where he assembled an advisory board of senior executives from the Vancouver area to analyze and recommend investment and business development strategies to technology companies. From 1992 to 1998 he held the position of President with Digital Courier International, Inc., an industry extranet that networked over 7,000 radio stations, 1500 advertising and 400 production facilities. In 1998 when the company sold its assets and technology to Digital Generations Systems Inc., he held the position of VP, Marketing and Business Development for two years.

Shawn Lammers

Mr. Lammers has been with the Company since its inception. He currently serves as the Vice President Engineering and is responsible for the development of the patented remote sensing technology utilized in SmarTire's products. He has been the chief engineer in respect to the design, development and production of the Company's passenger car tire monitoring system, the commercial vehicle tire monitoring system and the industrial equipment tire monitoring systems (TMS). He has developed software for MS-DOS, Windows, UNIX Workstations and Amiga platforms.

Family Relationships

There are no family relationships between any of the Company's directors or executive officers.

BOARD AND COMMITTEE MEETINGS

The Board of Directors of the Company held three formal meetings during the year ended July 31, 2004. All other proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the *Business Corporations Act* (Yukon Territory) and the By-law of the Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

During 2004, each incumbent director attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors held during the period for which he was a director and (ii) the total number of meetings held by all committees of the Board of Directors during the period on which he served.

Audit Committee

At the present time, the Company's Audit Committee is comprised of Mr. Robert Rudman, Mr. William Cronin and Mr. Martin Gannon. Mr. Cronin and Mr. Gannon are independent as defined by Rule 4200(a)(14) of the NASD Rules. This committee is directed to review the scope, cost and results of the independent audit of the Company's books and records, the results of the annual audit with management and the adequacy of our accounting, financial, and operating controls; to recommend annually to the Board the selection of the independent auditor; to consider proposals made by the independent auditor for consulting work; and to report to the Board, when so requested, on any accounting or financial matters.

The board of directors has determined that each member of the audit committee is financially literate, that the audit committee has at least one member who is an "audit committee financial expert", as defined by the Securities and Exchange Commission, and that Martin Gannon is an "audit committee financial expert".

The Company's Board of Directors has adopted an audit committee charter, a copy of which is appended as Appendix "C".

During fiscal 2004, there were four meetings held by this Committee. Other business of the Audit Committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the Audit Committee.

Report of the Audit Committee

The following is the Report of the Audit Committee. For the year ended July 31, 2004, the Audit Committee has:

1. reviewed and discussed the audited consolidated financial statements with the Company's management;

2. discussed with the independent accountants the matters described in Statement of Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants;

3. received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended, and has discussed with the independent accountants its independence; and

4. recommended to our Board of Directors that the audited financial statements be included in our company's annual report on Form 10-KSB for the period ended July 31, 2004, based on the review and discussions referred to above.

Mr. Robert Rudman
Mr. William Cronin
Mr. Martin Gannon.

Compensation Committee

The Company has a Compensation Committee made up of Al Kozak, William Cronin, Martin Gannon and Johnny Christiansen. The function of the Compensation Committee is to investigate and recommend to the directors appropriate levels and types of compensation for directors, officers and employees of the Company. During fiscal 2004, there were two meetings held by this Committee. Other business of the Compensation Committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the Compensation Committee.

No Standing Nominating Committee

The Company does not have a standing Nominating Committee.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following tables set forth specified information with respect to the beneficial ownership of the Company's Common Shares as of October 15, 2004 by:

- each person or affiliated group which, to the knowledge of the Company, beneficially owns five percent (5%) or more of the outstanding Common Shares;
- each of the Company's directors,
- each of the Named Executive Officers (as hereinafter defined); and
- all of the Company's executive officers and directors as a group.

Shares and percentages beneficially owned are based upon 217,224,375 issued and outstanding Common Shares on October 15, 2004, together with options and warrants that are exercisable for Common Shares within 60 days from October 15, 2004 for each Shareholder. Under the rules of the United States Securities and Exchange Commission, beneficial ownership includes shares over which the named shareholder exercises voting control and or investment power. Common Shares subject to options or warrants that are currently exercisable or will become exercisable within sixty days from September, 2004 are deemed outstanding for computing the respective percentage ownership of each person holding the option or warrant, but are not deemed outstanding for purposes of computing the respective ownership percentage of any other person. Unless otherwise indicated in the footnotes below, the Company believes that the persons and entities named in the tables have sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Stockholders

The following table sets forth, as of October 15, 2004, certain information with respect to the beneficial ownership of the Common Shares by each stockholder known by the Company to be the beneficial owner of more than 5% of the Common Shares and by each of the Company's current directors and executive officers. Each person has sole voting and investment power with respect to the Common Shares, except as otherwise indicated. Beneficial ownership consists of a direct interest in the Common Shares, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class[1]
William Cronin 180 Concord Drive Madison, Connecticut, USA 06443	684,746[2]	*
Martin Gannon 1275 Post Road Fairfield, Connecticut, USA 06824	410,000[3]	*
Johnny Christiansen Spurvestien 24 3189 Horten, Norway	250,000	*
Robert Rudman #40 – 5740 Garrison Road Richmond, BC V7C 5E7	1,590,410[4]	*
Al Kozak 25841 116 Avenue Maple Ridge, BC V4R 1Z6	926,000[5]	*
Jeff Finkelstein 3460 Regent Street Richmond, BC V7E 2N1	424,950[6]	*
Erwin Bartz 21 Arrow-Wood Place Port Moody, BC V3H 4E9	555,000[7]	*
Shawn Lammers 3460 Regent Street Richmond, BC V7E 2N1	441,719[8]	*
Directors and Executive Officers as a Group	5,282,825[9]	2.37%
Cornell Capital Partners, LP 101 Hudson St-Suite 3606 Jersey City NJ 07302	12,941,584	5.62%

* Represents less than 1% of the Company's outstanding stock

(1) Based on 217,224,375 Common Shares issued and outstanding as of October 15, 2004. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Shares listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2) Includes options to acquire up to 597,500 Common Shares, exercisable within sixty days.

(3) Includes options to acquire up to 400,100 Common Shares, exercisable within sixty days.

(4) Includes 10,257 Common Shares owned by Mr. Rudman's wife. Mr. Rudman has sole voting and dispositive power over such shares. Includes options to acquire up to 1,590,410 Common Shares, exercisable within sixty days.

(5) Consists of options to acquire up to 926,000 Common Shares, exercisable within 60 days.

(6) Includes options to acquire up to 419,200 Common Shares, exercisable within 60 days.

(7) Consists of options to acquire up to 555,000 Common Shares, exercisable within 60 days.

(8) Includes options to acquire up to 440,200 Common Shares, exercisable within 60 days.

(9) Includes options to acquire up to 5,607,000 Common Shares, exercisable within 60 days.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

The services of Mr. Robert Rudman, Director, President, Chairman and Chief Executive Officer of the Company, are provided to the Company pursuant to a Management Agreement dated August 1, 1999. See "Management Agreements and Termination of Employment and Change in Control Arrangements."

The services of Mr. Erwin Bartz, Director, Technical Operations, are provided to the Company pursuant to a Management Agreement dated January 3, 2001. See "Management Agreements and Termination of Employment and Change in Control Arrangements."

The services of Mr. Al Kozak, Chief Operating Officer of the Company, are provided to the Company pursuant to a Management Agreement dated May 1, 2003. See "Management Agreements and Termination of Employment and Change in control Arrangements."

The services of Mr. Shawn Lammers, Vice President of Engineering, are provided to the Company pursuant to a Management Agreement dated August 1, 1999. See "Management Agreements and Termination of Employment and Change in Control Arrangements."

The services of Mr. Jeff Finkelstein, Chief Financial Officer, are provided to the Company pursuant to a Management Agreement dated October 23, 2002. See "Management Agreements and Termination of Employment and Change in Control Arrangements."

Mr. Bolegoh, a director of the Company until his resignation as director on June 14, 2004, is an employee of the Company.

Mr. John Taylor-Wilson, Vice President Sales & Marketing was terminated by the Company on October 14, 2004.

The promoters of the Company are its directors and officers.

SUMMARY OF EXECUTIVE COMPENSATION

Particulars of compensation awarded to, earned by or paid to:

(a) the Company's chief executive officer (the "CEO");

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds US.$100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

(all such persons are referred to as the "Named Executive Officers") are set out in the summary compensation table below. Except as indicated, all dollar amounts set forth below with respect to the applicable year ended July 31, are expressed in United States dollars.

During fiscal 2004, six (6) individuals served as executive officers of the Company at various times: Robert Rudman, Al Kozak, Jeff Finkelstein, Erwin Bartz, Shawn Lammers, and John Taylor-Wilson.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation[1]	Securities Underlying Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Robert Rudman	2004	$217,478	Nil	Nil	1,079,500	Nil	Nil	Nil
President, Chairman and	2003	$194,543	Nil	Nil	232,000	Nil	Nil	Nil
Chief Executive Officer	2002	$185,377	Nil	Nil	90,000	Nil	Nil	Nil
Jeff Finkelstein	2004	$97,490	Nil	Nil	329,600	Nil	Nil	Nil
Chief Financial Officer	2003	$82,788	Nil	Nil	70,000	Nil	Nil	Nil
Al Kozak	2004	$164,983	Nil	Nil	683,000	Nil	Nil	Nil
Chief Operating Officer	2003	$147,585	Nil	Nil	111,000	Nil	Nil	Nil
Erwin Bartz	2004	$121,113	Nil	Nil	390,000	Nil	Nil	Nil
Vice-President, Business Development	2003	$108,341	Nil	Nil	55,000	Nil	Nil	$5,826[2]
Shawn Lammers	2004	$108,739	Nil	Nil	332,600	Nil	Nil	Nil
Vice-President, Engineering	2003	$94,589	Nil	Nil	15,100	Nil	Nil	Nil
	2002	$86,296	Nil	Nil	10,000	Nil	Nil	Nil
John Taylor-Wilson, Vice-President, Sales & Marketing	2004	$102,576	Nil	Nil	450,000	Nil	Nil	$5,229[3]

* The average of the closing foreign exchange rates for fiscal 2004, as calculated by using the reported daily rates posted by the Federal Reserve Bank of New York, was CDN$1.3386 to every US$1.00. For the purposes of this table, executive compensation paid in Canadian currency to the Named Executive Officers has been converted into United States currency at the rate of CDN$1.3386 to every US$1.00

(1) The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus is not reported herein.

(2) Mr. Bartz earned sales commissions of $5,826 in fiscal 2003.

(3) Mr. Taylor-Wilson earned sales commissions of $5,229 in fiscal 2004.

OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

Name	Number of Securities Underlying Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Employee s in Fiscal Year	Exercise Price ($/Share)	Expiration Date
Robert Rudman	1,669,500	18.2%	$0.20	August 12, 2008
Jeff Finkelstein	554,600	6.0%	$0.20	August 12, 2008
Al Kozak	1,123,000	12.2%	$0.20	August 12, 2008
Erwin Bartz	615,000	6.7%	$0.20	August 12, 2008
Shawn Lammers	557,600	6.1%	$0.20	August 12, 2008
John Taylor-Wilson	450,000	4.9%	$0.20	August 12, 2008

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable / Unexercisable		Value of Unexercised In-the-Money Options/SARs at FY-end ($) Exercisable / Unexercisable	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert Rudman	Nil	Nil	1,501,000	68,000	Nil	Nil
Jeff Finkelstein	Nil	Nil	419,200	Nil	Nil	Nil
Al Kozak	Nil	Nil	926,000	24,000	Nil	Nil
Erwin Bartz	Nil	Nil	536,666	18,334	Nil	Nil
Shawn Lammers	Nil	Nil	435,166	5,034	Nil	Nil
John Taylor-Wilson	Nil	Nil	450,000	Nil	Nil	Nil

There were no options held by the Named Executive Officers that were re-priced during the most recently completed fiscal year.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

Effective August 1, 1999, the Company's Board of Directors approved a new management agreement with Robert Rudman, which calls for payment of a base salary of CDN$273,000 (approximately $215,844 at current exchange rates) per annum subject to increase from time to time plus incentive compensation as determined by the Company's incentive compensation plan. Effective August 1, 2000, Mr. Rudman's salary was increased to CDN$290,000 (approximately $229,285) per annum. The Company's incentive compensation plan expired on July 31, 2002. The agreement with Mr. Rudman requires us to pay a termination allowance in the event of the termination of Mr. Rudman's employment other than for just cause. The termination allowance is equal to the annual salary.

Effective January 3, 2001, the Company's Board of Directors approved a new management agreement with Erwin Bartz, which calls for payment of a base salary of CDN$150,000 (approximately $118,596) per annum subject to increase from time to time plus incentive compensation as determined by the Company's incentive compensation plan. Effective August 1, 2001, Mr. Bartz's salary was increased to CDN$155,000 (approximately $122,549) per annum. Effective August 1, 2002, Mr. Bartz's salary was increased to CDN$161,500 (approximately $127,688) per annum plus a commission based on sales to and margins in the passenger car vehicle market. The Company's incentive compensation plan expired on July 31, 2002. The agreement with Mr. Bartz requires us to pay a termination allowance in the event of the termination of Mr. Bartz' employment other than for just cause. The termination allowance is equal to the annual salary.

Effective August 1, 1999, the Company's Board of Directors approved a new management agreement with Shawn Lammers, which calls for payment of a base salary of CDN$120,000 (approximately $94,877) per annum subject to increase from time to time plus incentive compensation as determined by the Company's incentive compensation plan. Effective August 1, 2000, Mr. Lammers' salary was increased to CDN$127,200 (approximately $100,569) per annum. Effective August 1, 2001, Mr. Lammers' salary was increased to CDN$135,000 (approximately $106,736) per annum. Effective August 1, 2002, Mr. Lammers' salary was increased to CDN$144,000 (approximately $113,852) per annum. The Company's incentive compensation plan expired on July 31, 2002. The agreement with Mr. Lammers requires us to pay a termination allowance in the event of the termination of Mr. Lammers' employment other than for just cause. The termination allowance is equal to the annual salary.

Effective May 1, 2002, the Company's Board of Directors approved a new management agreement with Al Kozak, which calls for payment of a base salary of CDN$220,000 (approximately $173,941) per annum subject to increase from time to time plus incentive compensation as determined by the Company's incentive compensation plan. The Company's incentive compensation plan expired on July 31, 2002. The agreement with Mr. Kozak requires us to pay a termination allowance in the event of the termination of Mr. Kozak's employment except for just cause. The termination allowance is equal to the annual salary.

Effective October 23, 2002, our Board of Directors approved a management agreement with Jeff Finkelstein, which calls for the payment of a base salary of CDN$120,000 (approximately $94,877) per annum subject to increase from time to time. Effective August 1, 2003, Mr. Finkelstein's salary was increased to CDN$130,000 (approximately $102,783) per annum. This agreement with Mr. Finkelstein requires us to pay a termination allowance in the event of the termination of Mr. Finkelstein other than for just cause. The termination allowance is as follows:

- three months salary if terminated before April 23, 2003,

- six months salary if terminated between April 23, 2003 and October 23, 2003,

- nine months salary if terminated between October 23, 2003 and October 23, 2004, and twelve months salary if terminated after October 23, 2004.

Effective August 11, 2003, the Company's Board of Directors approved a management agreement with John Taylor-Wilson, which calls for payment of a base salary of CDN$140,000 (approximately $110,689) per annum plus quarterly commissions ranging from 5% to 100% of the base salary amount if certain predetermined performance criteria in connection with his duties as Vice President Sales and Marketing are met. Mr. Taylor-Wilson may, with the approval of the Company's compensation committee, elect to receive his salary, commission and termination allowance, if any, in such number of Common Shares as will be determined based on the five day average closing price for the Company's Common Shares. Pursuant to the agreement, the Company also issued to Mr. Taylor-Wilson a total of 450,000 stock options pursuant to the Company's 2002 Stock Incentive Plan (Non-U.S.), exercisable for five years at an exercise price equal to 115% of the 10 day average closing price for the Company's Common Shares as at August 13, 2003. The agreement is subject to the following termination provisions:

- if the Company terminates the agreement for any reason other than for just cause within three months, the Company will have no further obligations to Mr. Taylor-Wilson;

- if the Company terminates the agreement for any reason other than for just cause after three months and within six months, the Company will be required to either continue to pay Mr. Taylor-Wilson his salary and to provide him with benefits for a period of three months from the date of termination or, at the Company's option, to pay him three months' salary in lieu of notice;

- if the Company terminates the agreement for any reason other than for just cause after six months and within twelve months, the Company will be required to either continue to pay Mr. Taylor-Wilson his salary and to provide him with benefits for a period of six months from the date of termination or, at the Company's option, to pay him six months' salary in lieu of notice;

- if the Company terminates the agreement for any reason other than for just cause after twelve months and within twenty-four months, the Company will be required to either continue to pay Mr. Taylor-Wilson his salary and to provide him with benefits for a period of nine months from the date of termination or, at the Company's option, to pay him nine months' salary in lieu of notice; and

- if the Company terminates the agreement for any reason other than for just cause after twenty-four months, the Company will be required to either continue to pay Mr. Taylor-Wilson his salary and to provide him with benefits for a period of twelve months from the date of termination or, at the Company's option, to pay him twelve months' salary in lieu of notice.

The Company is currently negotiating Mr. Taylor-Wilson's severance.

Other than as discussed above, the Company has no plans or arrangements in respect of remuneration received or that may be received by Named Executive Officers in fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per Named Executive Officer.

OTHER COMPENSATION PLANS APPLICABLE TO DIRECTORS AND EXECUTIVE OFFICERS

Directors and executive officers have received from time to time incentive stock options to purchase Common Shares as awarded by the Board of Directors in consultation with the Compensation Committee.

Effective January 30, 2003, the Company instituted a formal directors' compensation policy whereby directors are compensated for all meetings that they attend in person at the rate of $1,000 per day, and for all meetings that they participate by teleconference or other electronic means at the rate of $500 per day. Directors who participate in a meeting of any committee of the Board of Directors are entitled to compensation at the rate of $500 per day for attendance in person, and at the rate of $300 per day for participation by teleconference or other electronic means. Such fees are payable only if the meeting of the Board or of a committee of the Board, as the case may be, is more than one-half hour in duration. Directors are also entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors, as well as a per diem travel time allowance of $500 per day.

The Company's Board of Directors may award special remuneration to any director undertaking any Extraordinary services on behalf of the Company other than services ordinarily required of a director. Other than as indicated below, no director received and/or accrued any compensation for his services as a director, including committee participation and/or Extraordinary assignments.

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for directors or executive officers.

The Company has adopted eight formal stock incentive plans, two of which were approved by the Company's Shareholders at the Company's 1998 Annual General Meeting, two of which were approved at the Company's 2000 Annual General Meeting, two of which were adopted at the Company's 2002 Annual General Meeting, and two of which were adopted by the Company's Board of Directors on August 11, 2003. Four of the stock incentive plans provide for awards to eligible employees of the Company or of any related entity who are resident in the United States and/or subject to taxation in the United States; the other four stock incentive plans provide for awards to all other eligible employees of the Company or of any related entity.

To date, the Company has granted to directors, officers, employees and consultants incentive stock options to purchase Common Shares subject to and in accordance with the prevailing policies of the stock exchange on which the Company's Common Shares were then listed. Options are granted based on the assessment by the Board of Directors and/or compensation committee of the optionee's past and present contribution to the success of the Company. These options are not transferable and are exercisable from the date granted until the earliest of (i) such number of years (up to ten years) from the date of the grant, (ii) such number of days following the death of the optionee as is specified in each optionee's option agreement.

Other than the management agreements, the advisory agreements and the stock incentive plans discussed herein, the Company presently has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or executive officers, except for the commission that John Taylor-Wilson, VP Sales and Marketing, is entitled to based on achievement of certain sales targets.

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for directors or executive officers.

SECTION 16(a) REPORTING

Since the Company is a "foreign private issuer", its insiders are exempt from the reporting requirements of Section 16(a) of the United States *Securities Exchange Act of 1934*, as amended (the "1934 Act"). Among other things, Section 16(a) of the 1934 Act requires certain "reporting persons" of any issuer with any class of equity securities registered under Section 12 of the 1934 Act to file with the United States Securities and Exchange Commission reports of ownership and changes in ownership of securities of the registered class. Reporting persons consist of directors, executive officers and beneficial owners of more than 10% of the securities of the registered class. The Company is aware that certain persons who would be subject to such reporting requirements, but for the fact that the Company is a "foreign private issuer", have voluntarily filed reports under Section 16(a) of the 1934 Act during the year ended July 31, 2004. However, the Company is not in a position to comment on the completeness of such filings.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at the end of the most recently completed fiscal year, no directors, executive officers or senior officers were indebted to the Company.

PROPOSAL 5
APPROVAL OF 2004 STOCK INCENTIVE PLAN
UNITED STATES RESIDENTS

The Shareholders will be asked to pass an ordinary resolution, as evidenced by a majority of the votes cast at the Meeting, approving an additional formal stock incentive plan (the "2004 US Stock Incentive Plan").

The purpose of the 2004 US Stock Incentive Plan is to advance the interests of the Company by encouraging Eligible Employees who are resident in the United States and/or subject to taxation in the United States to acquire shares of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive to advance the interests of the Company in the conduct of their affairs.

The 2004 US Stock Incentive Plan provides for the granting to the Eligible Employees of such Awards as the Administrator (being the Board of Directors of the Company or a committee of the Board of Directors appointed to act in such capacity) may from time to time approve.

The 2004 US Stock Incentive Plan will become effective upon its adoption by the Board of Directors in October, 2004. It will provide by its terms that it is to continue in effect for a term of ten (10) years unless sooner terminated.

Any Incentive Stock Options granted by the Administrator prior to the ratification of the 2004 US Stock Incentive Plan by the Shareholders have been, and shall be, granted subject to approval of the 2004 US Stock Incentive Plan by the holders of a majority of the Company's outstanding voting shares, voting either in person or by proxy at a duly held shareholders' meeting within twelve (12) months before or after its adoption by the Board of Directors of the Company. **If such Shareholder approval is not obtained, 2004 US Stock Incentive Plan will remain in effect, but all Incentive Stock Options (as defined below) granted prior to and after the Meeting shall be considered to have been validly granted and issued as Non-Qualified Stock Options (as defined below), and any Incentive Stock Options granted to Eligible Employees will not be eligible for the exclusion set forth in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), with respect to the deductibility by the Company of certain compensation.**

The highlights of the 2004 US Stock Incentive Plan are as follows:

(a) the Administrator will be the Board of Directors of the Company or a committee of the Board of Directors appointed to act in such capacity;

(b) subject to applicable laws, including the rules of any applicable stock exchange or national market system, the Administrator will be authorized to award any type of Award to an Eligible Employee (a "Grantee") that is not inconsistent with the provisions of the 2004 US Stock Incentive Plan, and that by its terms involves or may involve the issuance of:

    (i) Common Shares of the Company (including "Performance Shares" which may be earned in whole or in part upon attainment of performance criteria established by the Administrator),

(ii) a stock option (an "Option") entitling the Grantee to purchase Common Shares of the Company,

(iii) a stock appreciation right (an "SAR") entitling the Grantee to acquire such number of Common Shares of the Company or such cash compensation as will be determined by reference to any appreciation in the value of the Company's Common Shares in accordance with terms to be established by the Administrator,

(iv) any right similar to an SAR, with a fixed or variable price related to the Fair Market Value (as defined in the 2003 US Stock Incentive Plan - see below) of the Company's Common Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions,

(v) restricted stock issuable for such consideration (if any) and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions to be established by the Administrator,

(vi) "Performance Units" which may be earned in whole or in part upon attainment of performance criteria established by the Administrator and which may be settled in cash, Common Shares or other securities, or a combination of cash, Common Shares or other securities, as established by the Administrator,

(vii) any other security with the value derived from the value of the Company's Common Shares, or

(viii) any combination of the foregoing;

(c) the maximum number of Common Shares of the Company that will be issuable pursuant to all Awards granted under the 2004 US Stock Incentive Plan will be 3,000,000 shares;

(d) no insider of the Company will be eligible to receive an Award where:

(i) the insider is not a Director or senior officer of the Company and the Award is an Option that would otherwise be granted to the insider as a consultant of the Company, or

(ii) any Award, together with all of the Company's other previously established or proposed Awards could result at any time in: (A) the number of Common Shares reserved for issuance pursuant to Options granted to insiders exceeding 10% of the outstanding issue of the Company's Common Shares, or (B) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the outstanding issue of the Company's Common Shares;

provided, however, that this restriction on the eligibility of insiders to receive an Award will cease to apply if it is no longer required under any applicable laws, including the rules of an applicable stock exchange or a national market system;

(e) the maximum number of Common Shares with respect to which Options and SARs may be granted to any employee in any fiscal year of the Company will be five percent (5%) of the outstanding Common Shares, subject to adjustment in certain circumstances;

(f) each Award will be subject to a separate Award Agreement to be executed by the Company and the Grantee, which shall specify the term of the Award;

(g) the exercise or purchase price, if any, of an Award will be determined by the Administrator in compliance with applicable laws, including the rules of an applicable stock exchange or national market system;

(h) the term of an Option will be no more than ten years;

(i) if the exercise price or any tax required to be withheld in respect of an Option is satisfied by the Company or the Grantee's employer withholding shares otherwise deliverable to the Grantee, the Administrator may issue the Grantee an additional Option, subject to terms identical to the Award Agreement under which the Option was exercised, but at an exercise price as determined by the Administrator in accordance with the 2004 US Stock Incentive Plan;

(j) an Option may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution, and may be exercised during the lifetime of the Grantee only by the Grantee;

(k) other Awards will be transferable to the extent provided in the relevant Award Agreements;

(l) subject to applicable laws, including the rules of an applicable stock exchange or national market system, an Award Agreement may permit a Grantee to exercise an Award for a specified period following termination of the Grantee as an Eligible Employee, in which event the Award will terminate to the extent it is not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first;

(m) the Administrator may at any time offer to buy out a previously granted Award for a payment in cash or Common Shares of the Company;

(n) the Administrator may issue Awards in settlement, assumption or substitution for outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity, whether by merger, stock purchase, asset purchase or other form of transaction;

(o) the number of Common Shares issuable under the 2004 US Stock Incentive Plan, including the number of shares issuable under any outstanding Awards, is subject to adjustment in certain circumstances, including certain changes in the Company's share capital;

(p) subject to applicable laws, including the rules of an applicable stock exchange or national market system, the consideration to be paid for the shares to be issued upon exercise or purchase of an Award, including the method of payment, will be determined by the Administrator (and, in the case of an Option, will be determined at the time of grant); provided that, in addition to any other types of consideration the Administrator may determine, the Administrator will be authorized to accept as consideration for the shares:

 (i) cash;

 (ii) check;

 (iii) surrender of shares of the Company or delivery of a properly executed form of attestation of ownership of shares of the Company as the Administrator may require (including withholding of shares otherwise deliverable upon exercise of the Award) which have a fair market value on the date of surrender or attestation equal to the aggregate exercise price of the shares as to which the Award will be exercised (but only to the extent that such exercise of the Award would not result in an accounting compensation charge with respect to the shares used to pay the exercise price unless otherwise determined by the Administrator); or

(iv) any combination of the foregoing methods of payment;

(q) the Board of Directors of the Company may at any time amend, suspend or terminate the 2004 US Stock Incentive Plan, subject to such shareholder approval as may be required by applicable laws, including the rules of an applicable stock exchange or national market system, provided that:

(i) no Award may be granted during any suspension of the 2004 US Stock Incentive Plan or after termination of the 2004 US Stock Incentive Plan; and

(ii) any amendment, suspension or termination of the 2004 US Stock Incentive Plan will not affect Awards already granted, and such Awards will remain in full force and effect as if the 2004 US Stock Incentive Plan had not been amended, suspended or terminated, unless mutually agreed otherwise between the Grantee and the Administrator, which agreement will have to be in writing and signed by the Grantee and the Company; and

(r) "Fair Market Value" is defined to mean the value of the Company's Common Shares determined as of any date as follows::

(i) where a public market exists for the Company's Common Shares, the Fair Market Value shall be (A) the closing price for a share of the Company for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by the Administrator to be the primary market for the Company's Common Shares or the Nasdaq National Market, whichever is applicable, or (B) if the Company's Common Shares are not traded on any such exchange or national market system, the average of the closing bid and asked prices of a share of the Company on the Nasdaq SmallCap Market for the day prior to the time of the determination (or, if no such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(ii) in the absence of an established market for the Company's Common Shares of the type described above, the Fair Market Value shall be determined by the Administrator in good faith.

(s) "Parent" means a "parent corporation" as defined in section 424(e) of the Code, and "Subsidiary" means a "subsidiary corporation" as defined in section 424(f) of the Code;

(t) under the 2004 US Stock Incentive Plan, Options may be granted as either incentive stock options under section 422 of the Code and the regulations thereunder (the "Incentive Stock Options") or non-incentive stock options under section 18 of the Code (the "Non-Qualified Stock Options");

(u) the specific provisions under the 2004 US Stock Incentive Plan which apply to Incentive Stock Options include the following:

(i) if granted to a Grantee who at the time of the grant owns stock representing more than ten percent of the voting power of all classes of the Company or any Parent or Subsidiary, an Incentive Stock Option will be limited to a maximum term of five years, and will be subject to an exercise price per share which may not be less than the fair market value of the Company's Common Shares on the date of the grant;

(ii) an Incentive Stock Option granted to any other Grantee may be granted for a term not exceeding ten years at an exercise price per share which may not be less than the fair market value of the Company's Common Shares on the date of the grant;

(iii) if the aggregate fair market value of Common Shares subject to Incentive Stock Options which become exercisable for the first time by a Grantee (under all plans of the Company or any Parent or Subsidiary) exceeds US$100,000 during any calendar year, the Incentive Stock Options to which such excess value is attributable will be treated as Non-Qualified Stock Options; and

(iv) any Incentive Stock Option which is not exercised following the Grantee's termination as an Eligible Employee within the time permitted by law will automatically convert to a Non-Qualified Stock Option and will thereafter be exercisable for the period specified under the relevant Award Agreement;

(v) Non-Qualified Stock Options may be granted for a term not exceeding ten years, and unless otherwise determined by the Administrator, the exercise price per share may not be less than the Fair Market Value of the Company's Common Shares on the date of the grant; and

(w) the 2004 US Stock Incentive Plan has specific provisions which apply to grants of Awards intended to qualify as "performance-based compensation", as defined under section 162(m) of the Code, to any employees who are "covered employees" for the purposes of section 162(m)(3) of the Code:

(i) the exercise or purchase price per share, if any, of such an Award may not be less than the fair market value of the Company's Common Shares on the date of the grant; and

(ii) grants of such Awards may only be made by a committee (or a subcommittee of a committee) which is comprised solely of two or more directors eligible under the Code to serve on a committee responsible for making Awards of performance based compensation.

The following is a table representing the anticipated allocation of the 2004 US Stock Incentive Plan:

Name and Position	**Anticipated Dollar Value ($)(1)**	**Anticipated Number of Shares(1)**
William Cronin, Director	$39,375(2)	1,250,000
Martin Gannon, Director	$39,375(2)	1,250,000
Robin Humphreys, Employee	$17,500(2)	500,000
Total (Executive Group)	$78,750(2)	1,500,000
Total (Non-Executive Group)	$17,500(2)	500,000

(1) Represents anticipated amounts which are subject to change pursuant to shareholder and Compensation Committee approval.
(2) Based upon a closing price of $.035 per share of our common stock on November 2, 2004.

A copy of the 2004 US Stock Incentive Plan is attached as Exhibit "B".

PROPOSAL 6
AMENDMENT OF THE ARTICLES TO INCREASE THE AUTHORIZED NUMBER OF COMMON SHARES

Currently, the Company is authorized under its Restated Articles of Incorporation to issue no more than 300 million Common Shares, of which 217,224,375 shares were outstanding as of October 15, 2004. As at October 15, 2004, the Company had reserved a total of 30,965,356 unissued but authorized Common Shares for issuance under the terms of its $15.0 million equity line of credit facility with Cornell Capital Partners, LP, and its outstanding warrants and stock options.

Accordingly, in order to provide flexibility to the Company to seek additional private placement financing, as and when needed, the Shareholders are being asked to approve as a special resolution an amendment of the restated articles of incorporation of the Company to increase the authorized capital of the Company. The following special resolution will be presented to the shareholders for approval by a majority of not less than two thirds (2/3) of the votes cast in respect thereof:

"BE IT RESOLVED, as a special resolution that:

1. the Restated Articles of Incorporation of the Company be amended to increase the authorized number of Common Shares of the Company from 300,000,000 Common Shares without par value to an unlimited number of Common Shares without par value;

2. Schedule "A" to the Restated Articles of Incorporation of the Company be amended accordingly, by deleting the first paragraph thereof and substituting therefor the following:

   "The Corporation is authorized to issue an unlimited number of common shares without par value and 100,000 Preferred Shares without par value, which have the following rights and conditions:";

3. the board of directors of the Company may elect to revoke this special resolution before it is acted on without further approval of the shareholders; and

4. any director or officer of the Company be and is hereby authorized to execute and deliver, for and on behalf of the Company, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution."

Shareholders' Right to Dissent

A Shareholder of the Company may give written objection to the special resolution approving the amendment to the Company's Restated Articles of Incorporation to increase the number of authorized Common Shares pursuant to Section 193 of the *Business Corporations Act* (Yukon Territory), at or before the Meeting at which such special resolution is to be voted on, or, if the Company did not send notice to the Shareholder of the purpose of the Meeting or of his or her right to dissent, within a reasonable time after the Shareholder learns that the resolution was adopted and of his right to dissent.

The written objection must be given by registered mail or by delivery addressed to the Company (Attention: The President) at the address of the Company's registered and principal office is Suite 800, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1.

In addition to any other right he may have, a dissenting Shareholder who complies with Section 193 of the *Business Corporations Act* (Yukon Territory) is entitled to be paid by the Company the fair value of the Common Shares held by him or her, determined as of the close of business on the last business day before the day on which the special resolution approving the increase in the authorized number of Common Shares is adopted.

A vote against the special resolution to approve the increase in the authorized number of Common Shares, an abstention or the execution or exercise of a proxy to vote against such special resolution does not constitute a written objection, but a Shareholder need not vote against such special resolution in order to object. However, a Shareholder who consents to or votes, other than as a proxy for a Shareholder whose proxy required an affirmative vote, in favour of such special resolution or otherwise acts inconsistently with the dissent will cease to be entitled to exercise any rights of dissent.

After adoption of the special resolution approving the increase in the authorized number of Common Shares, the Company or any dissenting Shareholder who has given a written objection in accordance with Section 193 of the *Business Corporations Act* (Yukon Territory) may make an application to the Supreme Court of the Yukon Territory (an "Application") to fix the fair value of the Company's Common Shares held by the dissenting Shareholder, whereupon the Company will be required, unless the Supreme Court otherwise orders, to send to each dissenting Shareholder a written offer to pay him an amount considered by the directors to be the fair value of such Shareholder's Common Shares. Unless the Supreme Court otherwise orders, the Company's offer must be sent to each dissenting Shareholder at least ten days before the Application is returnable, if the Company is the applicant, or within ten days after the Company is served with a copy of the originating notice in respect of the Application, if a Shareholder is the applicant. Every offer made by the Company to the dissenting Shareholders shall be on the same terms, and shall contain or be accompanied by a statement how the fair value was determined.

A dissenting Shareholder may agree with the Company for the purchase of his or her Common Shares by the Company in the amount of the Company's offer or otherwise, at any time before the Supreme Court pronounces an order under the Application fixing the fair value of the Common Shares.

The Supreme Court:

(a) may give directions for, among other things:

  (i) joining as parties all dissenting Shareholders whose Common Shares are not purchased by the Company and for the representation of dissenting Shareholders who, in the opinion of the Supreme Court, are in need of representation;

  (ii) the payment to the dissenting Shareholder of all or part of the sum offered by the Company for his or her Common Shares; and

  (iii) the appointment and payment of independent appraisers, and the procedures to be followed by them; and

(b) shall make an order:

  (i) fixing the fair value of the Company's Common Shares held by all dissenting Shareholders who are parties to the Application (which value may be greater or less than the value of the Common Shares that the dissenting Shareholder(s) would otherwise have received);

  (ii) giving judgment in that amount against the Company and in favour of each of those dissenting Shareholders; and

  (iii) fixing the time within which the Company must pay that amount to any such dissenting Shareholder.

A dissenting Shareholder ceases to have any rights of a Shareholder in respect of the shares for which a written objection has been given, other than the right to receive payment for those shares, upon the earlier of: (a) the amendment to the Company's Restated Articles of Incorporation to increase the authorized number of Common Shares becoming effective; (b) the making of an agreement between the dissenting Shareholder and the Company for the purchase of his or her Common Shares; or (c) the issuance of an order of the Supreme Court as described above. Until one of these foregoing events occurs, the dissenting Shareholder may withdraw his dissent, or the Company may rescind the special resolution approving the amendment to the Company's Restated Articles of Incorporation to increase the authorized number of Common Shares, and in either case the proceedings under the Application will be discontinued.

Section 193 of the *Business Corporations Act* (Yukon Territory) requires strict adherence to the procedures set forth therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each Shareholder who might desire to exercise dissenter's rights should carefully consider and comply with the provisions of that section and consult his legal advisor.

Management of the Company reserves the right to not submit to the Shareholders: (a) the special resolution relating to the amendment to the Company's Restated Articles of Incorporation to increase the authorized number of Common Shares.

INTEREST OF CERTAIN PERSONS AND OTHERS IN MATTERS TO BE ACTED UPON

Save and except the foregoing, or as disclosed elsewhere in this Proxy Statement and Information Circular, since August 1, 2004, being the commencement of the Company's last completed fiscal year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a) any director or senior officer of the Company;

(b) any proposed nominee for election as a director of the Company;

(c) any Shareholder holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

(d) any associate or affiliate of any of the foregoing persons.

AVAILABLE DOCUMENTS

A copy of each of the following documents is available on request from the Corporate Secretary of the Company at the Company's principal executive office at #150 – 13151 Vanier Place, Richmond, British Columbia, Canada, V6V 2J1, telephone (604) 276-9884:

(1) the Company's latest Annual Report on Form 10-KSB filed under the United States *Securities Exchange Act of 1934*, which report has also been filed with the British Columbia Securities Commission pursuant to section 153 of the British Columbia *Securities Rules*;

(2) the comparative financial statements of the Company for the Company's most recently completed fiscal year in respect of which such financial statements have been issued together with the accompanying report of the auditors and any interim financial statements of the Company required by law and issued subsequent to such comparative financial statements; and

(3) the Information Circular of the Company dated as of November 8, 2004 in connection with the Annual and Special General Meeting of Shareholders held on December 10, 2004.

subject to (i) in the case of persons who are not securities holders of the Company, the payment of a reasonable charge and (ii) in any event, that the Company may require payment of a reasonable charge for exhibits to the annual Report on Form 10-KSB.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Proxy Statement and Information Circular have been approved and the mailing thereof to the Shareholders of the Company has been authorized by the Board of Directors of the Company.

ANNUAL REPORT

The Annual Report to the Shareholders of the Company for the fiscal year ended July 31, 2004, is being mailed to the Shareholders concurrently herewith, but such report is not incorporated into this Proxy Statement and Information Circular and is not deemed to be part of the proxy solicitation materials.

TRANSACTION OF OTHER BUSINESS

As of the date of this Proxy Statement, the Board of Directors is not aware of any matters other than those set forth herein and in the Notice of Annual and Extraordinary General Meeting of Shareholders that will come before the Meeting. Should any other matters arise requiring the vote of Shareholders, it is intended that proxies will be voted in respect thereto in accordance with the best judgement of the person or persons voting the proxies.

SHAREHOLDER PROPOSALS FOR THE 2005 ANNUAL MEETING

All proposals of Shareholders intended to be included in the Company's proxy statement and form of proxy relating to the annual meeting of the Company's Shareholders for the year ending July 31, 2005 (the "2004 Annual Meeting") must be received by the Company no later than July 4, 2005 (assuming that the 2005 Annual Meeting is held on a date that is within 30 days from the anniversary date of the Meeting of Shareholders to be held on December 10, 2004). All such proposals must comply with the requirements of Regulation 14A of the *Securities Exchange Act of 1934*, as amended, and Section 138 of the *Business Corporations Act* (Yukon Territory) both of which set forth specific requirements and limitations applicable to nominations and proposals at annual meetings of shareholders

For any shareholder proposal that is not submitted for inclusion in the Company's proxy statement and form of proxy relating to the 2005 Annual Meeting pursuant to the processes of Rule 14a-8 of the Securities Exchange Act of 1934, notice of such proposal must be received by the Company no later than June 6, 2005 (assuming that the 2005 Annual Meeting is held on a date that is within 30 days from the date of the Meeting of Shareholders to be held on December 10, 2004); otherwise, the Company's management may exercise, pursuant to Rule 14a-4(c)(1) under the *Securities Exchange Act of 1934*, discretionary voting authority under proxies it solicits for the 2005 Annual Meeting.

All shareholder proposals, notices and requests should be made in writing and sent via registered, certified or express mail, to the Company's principal offices at Suite #150, 13151 Vanier Place, Richmond, British Columbia, Canada V6V 2J1.

With respect to business to be brought before the 2004 Annual Meeting to be held on December 10, 2004, we have not received any notices from shareholders that we were required to include in this proxy statement.

Please return your proxy as soon as possible. Unless a quorum, consisting of at least one tenth of the outstanding shares entitled to vote, is represented at the meeting no business can be transacted. Therefore, please be sure to date and sign your proxy exactly as your name appears on your stock certificate and return it in the enclosed envelope. Please act promptly to ensure that you will be represented at this important Meeting.

DATED at Richmond, British Columbia this 8th day of November, 2004.

BY ORDER OF THE BOARD OF DIRECTORS



ROBERT V. RUDMAN
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

<u>**EXHIBIT "A"**</u>

YUKON
JUSTICE

BUSINESS CORPORATIONS ACT
(Section 174)

Form 6-01

RESTATED ARTICLES OF INCORPORATION

1. Name of Corporation:
SMARTIRE SYSTEMS INC.

2. The classes and any number of shares that the Corporation is authorized to issue:
See attached Schedule "A".

3. Restrictions, if any, on share transfers:
N/A

4. Number (or minimum and maximum number) of directors:
Minimum of three and a maximum of twenty.

5. Restrictions, if any, on business the Corporation may carry on:
The Corporation is restricted from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation company.

6. Other provisions if any:
(a) Shareholders meetings may be held in Vancouver, British Columbia; and
(b) The directors may, between annual meetings, appoint one or more additional directors of the Corporation, to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

The foregoing restated Articles of Incorporation correctly set out without substantive change the corresponding provisions of the Articles of Incorporation as amended and supersede the original Articles of Incorporation.

7. Date	Signature	Title

SCHEDULE "A"

TO THE ARTICLES OF INCORPORATION OF

SMARTIRE SYSTEMS INC.

The Corporation is authorized to issue an unlimited number of common shares without par value and 100,000 Preferred Shares without par value, which have the following rights and conditions:

Common Shares

The holders of the common shares shall be entitled:

(a) To vote at all meetings of shareholders of the Corporation except meetings at which only holders of a specified class of shares are entitled to vote;

(b) To receive, subject to the rights of the holders of another class of shares, any dividend declared by the Corporation; and

(c) To receive, subject to the rights of the holders of another class of shares, the remaining property of the Corporation on the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

Preferred Shares Issuable in Series

The Preferred Shares of the Corporation shall have the rights and shall be subject to the restrictions, conditions and limitations as follows:

(a) The Corporation may issue Preferred Shares in one or more series;

(b) The directors may by resolution authorize Articles of Amendment of the Corporation fixing the number of shares in, and determining the designation of the shares of, each series of Preferred Shares;

(c) The directors may by resolution authorize Articles of Amendment of the Corporation creating, defining and attaching special rights and restrictions to the shares of each series.

EXHIBIT "B"

2004 STOCK INCENTIVE PLAN (U.S.)

1. PURPOSE

The purpose of this 2004 U.S. Stock Incentive Plan of SmarTire Systems Inc. (the "Company") is to advance the interests of the Company by encouraging Eligible Employees (as herein defined) to acquire shares of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnish them with additional incentive in their efforts of the Company in the conduct of their affairs.

This Plan is specifically designed for Eligible Employees of the Company who are residents of the United States and/or subject to taxation in the United States, although Awards under this Plan may be issued to other Eligible Employees.

2. DEFINITIONS

As used herein, the following definitions shall apply:

(a) "Administrator" means the Board or a Committee of the Board duly appointed by the Board as the Administrator hereof;

(b) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

(c) "Applicable Laws" means the legal requirements relating to the administration of stock incentive plans, if any, under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any foreign jurisdiction applicable to Awards granted to residents therein.

(d) "Award" means the grant of an Option, SAR, Restricted Stock or other right or benefit under the Plan.

(e) "Award Agreement" means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

(f) "Board" means the Board of Directors of the Company.

(g) "Cause" means, with respect to the termination by the Company or a Related Entity of the Grantee's Continuous Service, that such termination is for `Cause' as such term is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee's:

   (i) refusal or failure to act in accordance with any specific, lawful direction or order of the Company or a Related Entity;

   (ii) unfitness or unavailability for service or unsatisfactory performance (other than as a result of Disability);

(iii) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity;

(iv) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or

(v) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

(h) "Change in Control" means a change in ownership or control of the Company effected through either of the following transactions:

(i) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's shareholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such shareholders accept, or

(ii) a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

(i) "Code" means the U.S. Internal Revenue Code of 1986, as amended.

(j) "Committee" means any committee appointed by the Board to administer the Plan.

(k) "Common Stock" means the common stock of the Company.

(l) "Company" means SmarTire Systems Inc., a Yukon Territory company.

(m) "Consultant" means any person (other than an Employee or, solely with respect to rendering services in such person's capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(n) "Continuing Directors" means members of the Board who either (i) have been Board members continuously for a period of at least thirty-six (36) months or (ii) have been Board members for less than thirty-six (36) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

(o) "Continuous Service" means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant, is not interrupted or terminated. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers between locations of the Company or among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract.

(p) "Corporate Transaction" means any of the following transactions:

(i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is organized;

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company (including the capital stock of the Company's subsidiary corporations) in connection with the complete liquidation or dissolution of the Company; or

(iii) any reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger.

(q) "Covered Employee" means an Employee who is a "covered employee" under Section 162(m)(3) of the Code.

(r) "Director" means a member of the Board or the board of directors of any Related Entity.

(s) "Disability" means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

(t) "Eligible Employee" means any person who is an Officer, a Director, an Employee or a Consultant.

(u) "Employee" means any person, including an Officer or Director, who is a full-time or part-time employee of the Company or any Related Entity.

(v) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

(w) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) Where there exists a public market for the Common Stock, the Fair Market Value shall be (A) the closing price for a Share for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by the Administrator to be the primary market for the Common Stock or the Nasdaq National Market, whichever is applicable or (B) if the Common Stock is not traded on any such exchange or national market system, the average of the closing bid and asked prices of a Share on the Nasdaq Small Cap Market for the day prior to the time of the determination (or, if no such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(ii) In the absence of an established market for the Common Stock of the type described in paragraph 2.(w)(i), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

(x) "Grantee" means an Eligible Employee who receives an Award pursuant to an Award Agreement under the Plan.

(y) "Incentive Stock Option" means an Option within the meaning of Section 422 of the Code.

(z) "Insider" means:

(i) a Director or Senior Officer of the Company;

(ii) a Director or Senior Officer of a person that is itself an Insider or Subsidiary of the Company;

(iii) a person that has:

A. direct or indirect beneficial ownership of,

B. control or direction over, or

C. a combination of direct or indirect beneficial ownership of and control or direction over

securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution, or

(iv) the Company itself, if it has purchased, redeemed or otherwise acquired any securities of its own issue, for so long as it continues to hold those securities.

(aa) "Non-Qualified Stock Option" means an Option which is not an Incentive Stock Option.

(bb) "Officer" means a person who is an officer, including a Senior Officer, of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(cc) "Option" means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

(dd) "Parent" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

(ee) "Performance - Based Compensation" means compensation qualifying as "performance-based compensation" under Section 162(m) of the Code.

(ff) "Performance Shares" means Shares or an Award denominated in Shares which may be earned in whole or in part upon attainment of performance criteria established by the Administrator.

(gg) "Performance Units" means an Award which may be earned in whole or in part upon attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

(hh) "Plan" means this 2004 Stock Incentive Plan.

(ii) "Related Entity" means any Parent, Subsidiary and any business, corporation, partnership, limited liability company or other entity in which the Company, a Parent or a Subsidiary holds a substantial ownership interest, directly or indirectly.

(jj) "Restricted Stock" means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

(kk) "SAR" means a stock appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Common Stock.

(ll) "Senior Officer" means:

(i) the chair or vice chair of the Board, the president, a vice-president, the secretary, or the treasurer of the Company;

(ii) any individual who performs functions for a person similar to those normally performed by an individual occupying any office specified in paragraph 2.(ll)(i) above, and

(iii) the five (5) highest paid employees of the Company, including any individual referred to in paragraph 2.(ll)(i) or 2.(ll)(ii) and excluding a commissioned salesperson who does not act in a managerial capacity.

(mm) "Share" means a share of the Common Stock.

(nn) "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

(oo) "Related Entity Disposition" means the sale, distribution or other disposition by the Company of all or substantially all of the Company's interests in any Related Entity effected by a sale, merger or consolidation or other transaction involving that Related Entity or the sale of all or substantially all of the assets of that Related Entity.

3. STOCK SUBJECT TO THE PLAN

Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Options) is Three million (3,000,000) Shares. The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Stock. Any Shares covered by an Award (or portion of an Award) which is forfeited or cancelled, expires or is settled in cash, shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if Shares are forfeited or repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan.

No Insider of the Company is eligible to receive an Award where:

(a) Insiders are not Directors or Senior Officers of the Company and receiving Options as Consultants of the Company;

(b) any Award, together with all of the Company's other previously established or proposed Awards could result at any time in:

(i) the number of Shares reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the outstanding issue of Common Stock; or

(ii) the issuance to Insiders, within a one year period of a number of Shares exceeding 10% of the outstanding issue of the Common Stock;

provided, however, that this restriction on the eligibility of Insiders to receive an Award will cease to apply if it is no longer required under any Applicable Laws.

4. ADMINISTRATION

(a) Plan Administrator

(i) Administration with Respect to Eligible Employees. With respect to grants of Awards to Eligible Employees, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

(ii) Administration With Respect to Covered Employees. Notwithstanding the foregoing, grants of Awards to any Covered Employee intended to qualify as Performance-Based Compensation shall be made only by a Committee (or subcommittee of a Committee) which is comprised solely of two or more Directors eligible to serve on a committee making Awards qualifying as Performance-Based Compensation. In the case of such Awards granted to Covered Employees, references to the "Administrator" or to a "Committee" shall be deemed to be references to such Committee or subcommittee.

(iii) Administration Errors. In the event an Award is granted in a manner inconsistent with the provisions of this subsection 4.(a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

(b) Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i) to select the Eligible Employees to whom Awards may be granted from time to time hereunder;

(ii) to determine whether and to what extent Awards are granted hereunder;

(iii) to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

(iv) to approve forms of Award Agreements for use under the Plan;

(v) to determine the terms and conditions of any Award granted hereunder;

(vi) to amend the terms of any outstanding Award granted under the Plan, including a reduction in the exercise price (or base amount on which appreciation is measured) of any Award to reflect a reduction in the Fair Market Value of the

Common Stock since the grant date of the Award, provided that any amendment that would adversely affect the Grantee's rights under an outstanding Award shall not be made without the Grantee's written consent;

(vii) the Administrator shall have the right to suspend the right of a holder to exercise all or part of a stock option for any reason that the Administrator considers in the best interest of the Company;

(viii) to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable foreign jurisdictions and to afford Grantees favourable treatment under such laws; provided, however, that no Award shall be granted under any such additional terms, conditions, rules or procedures with terms or conditions which are inconsistent with the provisions of the Plan; and

(ix) to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

(c) Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be conclusive and binding on all persons.

5. ELIGIBILITY

Options and Awards other than Options may be granted to Eligible Employees. An Eligible Employee who has been granted an Award may, if otherwise eligible, be granted additional Awards.

6. TERMS AND CONDITIONS OF AWARDS

(a) Type of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Eligible Employee that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) an Option, (iii) a SAR or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or (iv) any other security with the value derived from the value of the Shares. Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Stock, Performance Units or Performance Shares, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

(b) Designation of Award. Each Award shall be designated in the Award Agreement. In the case of an Option, the Option shall be designated as either an Incentive Stock Option or a Non-Qualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000 such excess Options, to the extent of the Shares covered thereby in excess of the foregoing limitation, shall be treated as Non-Qualified Stock Options. For this purpose, Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the date the Option with respect to such Shares is granted.

(c) Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, increase in share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by the Administrator. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.

(d) Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, stock purchase, asset purchase or other form of transaction.

(e) Deferral of Award Payment. The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

(f) Award Exchange Programs. The Administrator may establish one or more programs under the Plan to permit selected Grantees to exchange an Award under the Plan for one or more other types of Awards under the Plan on such terms and conditions as determined by the Administrator from time to time.

(g) Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

(h) Individual Option and SAR Limit. The maximum number of Shares with respect to which Options and SARs may be granted to any Employee in any fiscal year of the Company shall be five percent (5%) of the outstanding Shares. The foregoing limitation shall be adjusted proportionately in connection with any change in the Company's capitalization pursuant to Section 10, below.

(i) Early Exercise. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Eligible Employee to exercise any part or all of the Award prior to full vesting of the Award. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favour of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

(j) Term of Award. The term of each Award shall be the term stated in the Award Agreement, provided, however, that the term of an Option shall be no more than ten (10) years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.

(k) Transferability of Awards. Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee; provided, however, that the Grantee may designate a beneficiary of the Grantee's Option in the event of the Grantee's death on a beneficiary designation form provided by the Administrator. Other Awards shall be transferable to the extent provided in the Award Agreement.

(l) Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other date as is determined by the Administrator. Notice of the grant determination shall be given to each Employee, Director or Consultant to whom an Award is so granted within a reasonable time after the date of such grant.

7. AWARD EXERCISE OR PURCHASE PRICE, CONSIDERATION, TAXES AND RELOAD OPTIONS

(a) Exercise or Purchase Price. The exercise or purchase price, if any, for an Award shall be as follows:

(i) In the case of an Incentive Stock Option:

A. granted to an Eligible Employee who, at the time of the grant of such Option owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be not less than hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

B. granted to any Eligible Employee other than an Eligible Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Non-Qualified Stock Option, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant unless otherwise determined by the Administrator.

(iii) In the case of Awards intended to qualify as Performance-Based Compensation, the exercise or purchase price, if any, shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(iv) In the case of other Awards, such price as is determined by the Administrator.

(b) Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator (and, in the case of an Option, shall be determined at the time of grant). In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

(i) cash;

(ii) check;

(iii) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require (including withholding of Shares otherwise deliverable upon exercise of the Award) which have a Fair

Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised (but only to the extent that such exercise of the Award would not result in an accounting compensation charge with respect to the Shares used to pay the exercise price unless otherwise determined by the Administrator); or

(iv) any combination of the foregoing methods of payment.

(c) Taxes. No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any foreign, federal, state, or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares or the disqualifying disposition of Shares received on exercise of an Option. Upon exercise of an Award, the Company shall withhold or collect from Grantee an amount sufficient to satisfy such tax obligations.

(d) Reload Options. In the event the exercise price or tax withholding of an Option is satisfied by the Company or the Grantee's employer withholding Shares otherwise deliverable to the Grantee, the Administrator may issue the Grantee an additional Option, with terms identical to the Award Agreement under which the Option was exercised, but at an exercise price as determined by the Administrator in accordance with the Plan.

8. EXERCISE OF AWARD

(a) Procedure for Exercise; Rights as a Shareholder.

(i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

(ii) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is received by the Company. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to Shares subject to an Award, notwithstanding the exercise of an Option or other Award. The Company shall issue (or cause to be issued) such stock certificate promptly upon exercise of the Award. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in the Award Agreement or Section 10, below.

(b) Exercise of Award Following Termination of Continuous Service.

(i) An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee's Continuous Service only to the extent provided in the Award Agreement.

(ii) Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee's Continuous Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

(iii) Any Award designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of a Grantee's Continuous Service shall convert automatically to a Non-Qualified Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

(c) Buyout Provisions. The Administrator may at any time offer to buy out for a payment in cash or Shares, an Award previously granted, based on such terms and conditions as the Administrator shall establish and communicate to the Grantee at the time that such offer is made.

9. CONDITIONS UPON ISSUANCE OF SHARES

(a) Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

10. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other reorganization transaction with respect to Common Stock to which Section 424(a) of the Code applies; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been effected without receipt of consideration. Such adjustment shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

11. CORPORATE TRANSACTIONS/CHANGES IN CONTROL/RELATED ENTITY DISPOSITIONS

Except as may be provided in an Award Agreement:

(a) The Administrator shall have the authority, exercisable either in advance of any actual or anticipated Corporate Transaction, Change in Control or Related Entity Disposition or at the time of an actual Corporate Transaction, Change in Control or Related Entity Disposition and exercisable at the time of the grant of an Award under the Plan or any time while an Award remains outstanding, to provide for the full automatic vesting and exercisability of one or more outstanding unvested Awards under the Plan and the release from restrictions on transfer and repurchase or forfeiture rights of such Awards in connection with a Corporate Transaction, Change in Control or Related Entity Disposition, on such terms and conditions as the Administrator may specify. The Administrator also shall have the authority to condition any such Award vesting and exercisability or release from such limitations upon the subsequent termination of the Continuous Service of the Grantee within a specified period following the effective date of the Corporate Transaction, Change in Control or Related Entity Disposition. The Administrator may provide that any Awards so vested or released from such limitations in connection with a Change in Control or Related Entity Disposition, shall remain fully exercisable until the expiration or sooner termination of the Award. Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate unless assumed by the successor company or its parent.

(b) The portion of any Option accelerated under this Section 11 in connection with a Corporate Transaction, Change in Control or Related Entity Disposition shall remain exercisable as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded. To the extent such dollar limitation is exceeded, the accelerated excess portion of such Option shall be exercisable as a Non-Qualified Stock Option.

12. EFFECTIVE DATE AND TERM OF PLAN

(a) The Plan shall become effective upon its adoption by the Board of Directors of the Company. It shall continue in effect for a term of ten (10) years unless sooner terminated. Subject to Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

(b) Any Incentive Stock Options granted by the Administrator prior to the ratification of this Plan by the shareholders of the Company shall be granted subject to approval of this Plan by the holders of a majority of the Company's outstanding voting shares, voting either in person or by proxy at a duly held shareholders' meeting within twelve (12) months before or after its adoption by the Board of Directors of the Company. If such shareholder approval is not sought, or is sought and is not obtained, all Incentive Stock Options granted prior thereto and thereafter shall be considered Non-Qualified Stock Options and any Incentive Stock Options granted to Employees will not be eligible for the exclusion set forth in Section 162(m) of the Code with respect to the deductibility by the Company of certain compensation.

13. AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

(a) The Board may at any time amend, suspend or terminate the Plan. To the extent necessary to comply with Applicable Laws, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required.

(b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

(c) Any amendment, suspension or termination of the Plan (including termination of the Plan under Section 13(a), above) shall not affect Awards already granted, and such Awards shall remain in full force and effect as if the Plan had not been amended, suspended or terminated, unless mutually agreed otherwise between the Grantee and the Administrator, which agreement must be in writing and signed by the Grantee and the Company.

14. RESERVATION OF SHARES

(a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15. NO EFFECT ON TERMS OF EMPLOYMENT/CONSULTING RELATIONSHIP

The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Service, nor shall it interfere in any way with his or her right or the Company's right to terminate the Grantee's Continuous Service at any time, with or without cause.

16. NO EFFECT ON RETIREMENT AND OTHER BENEFIT PLANS

Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Retirement-Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

17. GOVERNING LAW

The Plan shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein; provided, however, that any Award Agreement may provide by its terms that it shall be governed by the laws of any other jurisdiction as may be deemed appropriate by the parties thereto.

EXHIBIT "C"

AUDIT COMMITTEE CHARTER

Organization

There shall be a committee of the Board of Directors to be known as the Audit Committee. The Audit Committee shall be composed of a majority of directors who are independent of the management of the Company and are free of any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgment as a committee member.

Statement of Policy

The Audit Committee shall provide assistance to the Company's directors in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate internal controls and accounting, internal and financial reporting practices of the Company, and the quality and integrity of the financial reports of the Company. In so doing, it is the responsibility of the Audit Committee to maintain free and open means of communication between the directors, the independent auditors, and the financial management of the Company.

Responsibilities

In carrying out its responsibilities, the Audit Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the corporate accounting and reporting practices of the Company are in accordance with all requirements and are of the highest quality.
In carrying out these responsibilities, the Audit Committee will:

- Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company and its divisions and subsidiaries as required.

- Meet with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

- Review with the independent auditors, and the Company's financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the Committee periodically should review Company policy statements to determine their adherence to the code of conduct.

- Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed.

- Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors' evaluation of the Company's financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

- Review accounting and financial human resources and succession planning within the Company.

- Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors.

- Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

- Review accounting practices and policies and any changes or proposed changes to such practices and policies to determine appropriateness, conformity to GAAP and compliance with the laws and regulations.

- Review drafts of all financial statements and management discussion and analysis section of all regulatory filings before submission to the Board.

- Review compliance with applicable laws, regulations and guidelines related to financial reporting.

- Pre-approve all services provided by the Company's independent auditor

Consolidated Financial Statements
(Expressed in United States dollars)
(Prepared in accordance with Canadian generally accepted accounting principles)

SMARTIRE SYSTEMS INC

Years ended July 31, 2004 and 2003

KPMG LLP
Chartered Accountants
Box 10426, 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of SmarTire Systems Inc. as at July 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On September 10, 2004, we reported separately to shareholders of the Company on the consolidated balance sheets as at July 31, 2004 and 2003 and the consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three year period ended July 31, 2004, which consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

September 10, 2004, except for note 15
which is as of October 5, 2004

SMARTIRE SYSTEMS INC.

Consolidated Balance Sheets
(Expressed in United States dollars)
(Prepared in accordance with Canadian generally accepted accounting principles)

July 31, 2004 and 2003

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 112,951	$ 1,843,694
Receivables, net of allowance for doubtful accounts of nil (2003 – nil)	259,508	405,885
Inventory (note 4)	3,245,807	806,846
Prepaid expenses	189,477	165,792
	3,807,743	3,222,217
Capital assets (note 5)	824,616	550,458
Deferred financing costs (note 10)	443,016	183,259
Other assets (note 6)	2,147,749	3,129,658
	$ 7,223,124	$ 7,085,592
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,293,251	$ 788,267
Deferred revenue	10,830	10,018
Promissory notes payable (note 7)	1,500,000	-
	2,804,081	798,285
Convertible debentures, net of equity portion of $2,622,186 (2003 – $1,966,664) (note 8)	1	3
Shareholders' equity:		
Share capital (note 9):		
Preferred shares, par value $1,000 Cdn per share:		
100,000 shares authorized		
Issued and outstanding: none		
Common shares, without par value:		
300,000,000 shares authorized (July 31, 2003-200,000,000)		
103,130,761 shares issued and outstanding at July 31, 2004 (July 31, 2003 –55,039,065)	48,645,092	42,709,695
Contributed surplus (note 9(l))	7,175,234	5,037,852
Deficit	(51,971,332)	(41,762,812)
Cumulative translation adjustment	570,048	302,569
	4,419,042	6,287,304
	$ 7,223,124	$ 7,085,592

Going concern (note 2)
Commitments and contingencies (note 13)
Subsequent events (note 15)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board

Robert V. Rudman, Director

Bill Cronin, Director

SMARTIRE SYSTEMS INC.

Consolidated Statements of Operations
(Expressed in United States dollars)
(Prepared in accordance with Canadian generally accepted accounting principles)

Years ended July 31, 2004 and 2003

	2004	2003
Revenue	$ 1,658,279	$ 1,802,596
Cost of goods sold	1,445,563	1,387,365
	212,716	415,231
Expenses:		
Depreciation and amortization	1,371,717	1,236,870
Engineering, research and development	1,908,075	1,167,264
General and administrative	2,933,318	2,936,077
Marketing	2,103,347	1,445,175
	8,316,457	6,785,386
Loss from operations	(8,103,741)	(6,370,155)
Other earnings (expenses):		
Interest income	5,873	2,835
Net interest and financing expenses	(996,905)	(377,116)
Foreign exchange gain	12,492	192,201
	(978,540)	(182,080)
Loss for the year	$ (9,082,281)	$ (6,552,235)
Basic and diluted loss per share	$ (0.11)	$ (0.24)
Weighted average number of common shares used in the computation of basic and diluted loss per share	83,356,095	26,771,427

See accompanying notes to consolidated financial statements.

SMARTIRE SYSTEMS INC.

Consolidated Statements of Deficit
(Expressed in United States dollars)
Prepared in accordance with Canadian generally accepted accounting principles

Years ended July 31, 2004 and 2003

	2004	2003
Deficit, beginning of period	$ (41,762,812)	$ (35,210,577)
Loss for period	(9,082,281)	(6,552,235)
Interest on convertible debentures and amortization of financing charges	(1,126,239)	-
Deficit, end of period	$ (51,971,332)	(41,762,812)

See accompanying notes to consolidated financial statements.

SMARTIRE SYSTEMS INC.

Consolidated Statements of Cash Flows
(Expressed in United States dollars)
(Prepared in accordance with Canadian generally accepted accounting principles)

Years ended July 31, 2004 and 2003

	2004	2003
Cash provided by (used for):		
Operating activities:		
Loss for the year	$ (9,082,281)	$ (6,552,235)
Items not affecting cash:		
Depreciation and amortization	1,371,717	1,236,870
Stock-based compensation	1,130,170	-
Non-cash interest and finance charges	807,192	349,525
Issuance of shares and warrants for services received	98,175	
Issuance of shares and repricing of warrants to settle a potential claim	-	315,044
Change in non-cash working capital:		
Receivables	170,127	(182,366)
Deferred revenue	-	9,423
Deferred financing expense	-	(5,000)
Inventory	(2,391,749)	594,333
Prepaid expenses	(13,984)	240,861
Accounts payable and accrued liabilities	374,794	(434,556)
Net cash used in operating activities	(7,535,839)	(4,428,101)
Investing activities:		
Purchase of capital assets	(446,780)	(62,978)
Net cash used in investing activities	(446,780)	(62,978)
Financing activities:		
Cash received on exercise of stock options	15,880	-
Issuance of common shares	-	2,100,000
Cash received on exercise of warrants	2,179,385	360,000
Proceeds from convertible debentures (note 8)	2,725,000	5,618,000
Proceeds from promissory note (note 7)	1,500,000	250,000
Proceeds from equity line of credit (note 9)	750,000	-
Financing costs	(305,715)	(886,799)
Repayment of promissory notes (notes 6 and 7)	(626,696)	(1,600,000)
Net cash provided by financing activities	6,237,854	5,841,201
Effect of exchange rate differences on cash and cash equivalents	14,022	(32,396)
Net increase (decrease) in cash and cash equivalents	(1,730,743)	1,317,726
Cash and cash equivalents, beginning of year	1,843,694	525,968
Cash and cash equivalents, end of year	$ 112,951	$ 1,843,694
Supplementary information:		
Interest and finance charges paid	$ 189,713	$ 27,591
Non-cash investing and financing activities:		
Fair value of agents warrants issued in conjunction with financings	15,699	502,367
Settlement of debt through issuance of common shares	-	77,850
Conversion of convertible debentures to common shares	2,556,684	3,024,395
Issuance of shares as consideration for equity line of credit	375,000	300,000
Financing costs included in accounts payable	52,859	30,000

See accompanying notes to consolidated financial statements.

(Expressed in United States dollars)

1. Operations:

The Company and its subsidiaries develop and market products incorporating wireless data transmission and processing technologies, primarily for the automotive markets. The Company's primary product is a wireless tire monitoring system which it currently markets for use on passenger vehicles, motorcycles, recreational vehicles, trucks, buses and other pneumatic tire applications. All sales of its product are made in this industry segment.

2. Going concern:

The Company requires additional financing to fund its operations. The Company has incurred recurring operating losses and has a deficit of $51,971,332 and working capital of $1,003,662 as at July 31, 2004. During the year ended July 31, 2004, the Company used cash of $7,982,619 in operating and investing activities.

The Company is pursuing various alternatives to meet its immediate and long-term financial requirements. During fiscal 2004, the Company realized gross cash proceeds of $7,170,265 (2003-$8,078,000) from financing activities and arranged a $15.0 million equity line of credit to fund its operations. Subsequent to the year end, the Company raised gross proceeds of $2,746,788 (note 15). There can be no assurance that the Company can draw down amounts under the equity line of credit when required and that additional financing will be available to the Company when needed or, if available, that it can be obtained on commercially reasonable terms. These consolidated financial statements have been prepared on the going concern basis which assumes that adequate sources of financing will be obtained as required and that the Company's assets will be realized and liabilities settled in the ordinary course of business. Accordingly, these consolidated financial statements do not include any adjustments related to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

3. Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SmarTire USA Inc., SmarTire Europe Limited, and SmarTire Technologies Inc. All intercompany balances and transactions have been eliminated.

(b) Research and development costs:

Research and development costs are expensed as incurred. Equipment used in research and development is capitalized only if it has an alternative future use.

---

3. **Significant accounting policies (continued):**

(c) Cash and cash equivalents:

Cash and cash equivalents includes investments in short-term investments with a term to maturity when acquired of 90 days or less.

(d) Inventory:

Inventory of raw materials are recorded at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Inventory of finished goods and work-in progress are recorded at the lower of average cost and net realizable value. Average cost is determined using the weight-average method and includes invoice cost, duties and freight where applicable plus direct labour applied to the product and an applicable share of manufacturing overhead. A provision for obsolescence for slow moving inventory items is estimated by management based on historical and expected future sales and is included in cost of goods sold.

(e) Capital assets:

Capital assets are recorded at cost. Depreciation of computer hardware and software and office and shop equipment is provided for on the declining balance basis at 30% per annum. Leasehold improvements are depreciated over the lesser of their useful lives or the term of the lease.

(f) Other assets:

Other assets includes the license to manufacture and sell tire monitoring systems to the original equipment vehicle manufacturers (note 6). Other assets are recorded at cost and are being amortized over five years on a straight-line basis.

(g) Impairment of long-lived assets:

The Company monitors the recoverability of long-lived assets, based on estimates using factors such as expected future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company recognizes an impairment loss if the projected undiscounted future cash flows is less than the carrying amount. The amount of the impairment charge, if any, is measured equal to the excess of the carrying value over the expected future cash flows discounted using the Company's average cost of funds.

3. Significant accounting policies (continued):

(h) Revenue recognition:

The Company recognizes revenue when there is persuasive evidence of an arrangement, goods are shipped and title passes, collection is probable, and the fee is fixed or determinable. Customer acceptance is used as the criterion for revenue recognition when the product sold does not have an established sales history to allow management to reasonably estimate returns and future provisions. Provisions are established for estimated product returns and warranty costs at the time the revenue is recognized. The Company records deferred revenue when cash is received in advance of the revenue recognition criteria being met. Revenue from engineering services is recognized on services as they are rendered and pre-defined milestones are achieved. Engineering services revenue for the year were $94,800 (2003 - $173,400 and 2002 - nil).

(i) Loss per share:

Basic loss per share computations are based on the weighted average number of shares outstanding during the year. If in a period the Company has outstanding dilutive stock options and warrants, diluted loss per share is calculated using the treasury stock method.

(j) Income taxes:

The Company follows the asset and liability method for accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences) and for loss carryforwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantial enactment date. Future income tax assets are evaluated and if realization is not considered to be "more likely than not", a valuation allowance is provided.

(k) Warranty costs:

The Company accrues warranty costs upon the recognition of related revenue, based on its best estimates, with reference to past experience.

3. Significant accounting policies (continued):

(l) Foreign currency translation:

The Company's functional or primary operating currency is the Canadian dollar. The Company's financial statements are prepared in Canadian dollars before translation to the US dollar reporting currency. The Company translates transactions in currencies other than the Canadian dollar at the exchange rate in effect on the transaction date. Monetary assets and liabilities denominated in a currency other than the Canadian dollar are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

Amounts reported in Canadian dollars have been translated into US dollars as follows: assets and liabilities are translated into US dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the average rates for the period. Unrealized gains and losses resulting from the translation into the reporting currency are accumulated in accumulated other comprehensive loss, a separate component of shareholders' equity.

(m) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management at the date of the financial statements to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts to revenues and expenses during the reporting period. Significant areas requiring the use of estimates include estimating the net realizable value of inventory, and the future cash flows for assessing the net recoverable amount of long-lived assets and warranty reserve. Actual results may differ from those estimates.

(n) Basis of presentation:

In September 2003, the Accounting Standards Board ("AcSB") of the Canadian Institute of Chartered Accountants released transitional provisions for section 3870, to provide the same alternative methods of transitions as it provided under U.S. GAAP for voluntary adoption of the fair value based method of accounting as it applies to stock based compensation. These provisions permit either retroactive (with or without restatement) or prospective application of the recognition provisions to awards not previously accounted for at fair value. Prospective application is only available to enterprises that elect to apply the fair value based method of accounting to that type of award for fiscal years beginning before January 1, 2004.

The AcSB agreed that share-based transactions should be measured on a fair value basis, and also agreed to amend Section 3870 to require that all transactions whereby goods and services are received in exchange for stock-based compensation and other payments result in expenses that should be recognized in financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004.

(Expressed in United States dollars)

3. Significant accounting policies (continued):

(n) Basis of presentation (continued):

Effective August 1, 2003 the Company adopted the transitional provisions of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments in these consolidated financial statements. The new recommendations provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company now accounts for all options granted to employees, including directors, under the fair value method. The fair value of these options was estimated on the date of issuance using the Black-Scholes option valuation model using the following weighted average assumptions: (expected dividend yield 0%, expected stock price volatility 152%; risk free interest rate 3.99%, expected life of options 5 years). The fair value of the options issued since August 1, 2003, is $1,130,170 and has been recorded as an expense.

4. Inventory:

	2004	2003
Raw materials	$ 1,515,438	$ 318,512
Work in progress	554,421	59,599
Finished goods	1,175,948	428,735
	$ 3,245,807	$ 806,846

5. Capital assets:

2004	Cost	Accumulated amortization	Net book Value
Computer hardware and software	$ 697,178	$ 509,980	$ 187,198
Office and shop equipment	1,336,068	786,049	550,019
Leasehold improvements	207,327	119,928	87,399
	$ 2,240,573	$ 1,415,957	$ 824,616

(Expressed in United States dollars)

5. Capital assets (continued):

2003	Cost	Accumulated amortization	Net book Value
Computer hardware and software	$ 600,781	$ 415,801	$ 184,980
Office and shop equipment	886,748	609,095	277,653
Leasehold improvements	192,515	104,690	87,825
	$ 1,680,044	$ 1,129,586	$ 550,458

6. Other assets:

On December 13, 2000, the Company entered into an Assignment and Amendment Agreement with TRW that transferred to the Company the license to manufacture and sell tire monitoring systems to the original equipment vehicle manufacturers of most medium and heavy duty trucks. Consideration consisted of 490,072 shares of common stock valued at $1,337,500, based on the market value of the Company's stock at the date of purchase, plus cash of $400,000.

On August 31, 2001, the Company and TRW Inc. entered into an agreement to restructure their strategic alliance. Under the terms of restructuring, the Company and TRW agreed to terminate a number of agreements. The Company has the right to manufacture and sell tire monitoring systems to the original equipment vehicle manufacturers market ("OEM"). Consideration consisted of a promissory note of $2.8 million, carrying an interest rate of 6% per annum plus cash of $500,000. The balance of principal in the amount of $1,350,000 owed at July 31, 2002 was repaid during fiscal 2003 and interest of $97,542 on this balance was forgiven by TRW Inc.

The rights are being amortized over five years on a straight-line basis.

2004	Cost	Accumulated amortization	Net book Value
OEM – most medium and heavy duty trucks	$ 1,737,500	$ 1,190,402	$ 547,098
OEM – all other vehicles	3,300,000	1,699,349	1,600,651
	$ 5,037,500	$ 2,889,751	$ 2,147,749

(Expressed in United States dollars)

6. Other assets continued):

2003		Cost		Accumulated amortization		Net book Value
OEM – most medium and heavy duty Trucks	$	1,737,500	$	845,850	$	891,650
OEM – all other vehicles		3,300,000		1,061,992		2,238,008
	$	5,037,500	$	1,907,842	$	3,129,658

Management believes that the net book value of its other assets of $2,147,749 as at July 31, 2004 is recoverable based on expectations of future cash flows from the Company's future sales of tire monitoring systems. Management's belief is based on an undiscounted cash flow analysis of management's current best estimate of projected annual sales to the passenger vehicle and light truck OEM market plus management's projected sales to the heavy truck OEM market.

7. Promissory notes:

During the year, the Company received total gross proceeds of $1,500,000 upon the issuance of two unsecured short-term promissory notes of $750,000 each to an accredited investor. Each note bears interest at a rate of 8% per annum and was repayable on August 13, 2004 and September 16, 2004 respectively (see note 16 for subsequent events). As a commitment fee, the holder of the notes received a total of $150,000.

(Expressed in United States dollars)

8. Convertible debentures:

	Face value of debt	Debt component	Balance to be accreted to operations/ deficit
Balance as at July 31, 2002	$ -	$ -	$ -
10% redeemable convertible debentures with cash financing cost of $76,177 (a)	750,000	-	750,000
5% redeemable convertible debentures with cash financing cost of $94,000 and discount of $32,000 (b)	400,000	21,155	378,845
7% and 8% convertible debentures with cash financing cost of $606,044 (c)	4,500,000	3	4,499,997
Initial allocation	5,650,000	21,158	5,628,842
Accretion of deemed debt discount to interest	-	14,588	-
Conversion of 10%, 5% and $2,533,333 of 7% convertible debentures to common shares	(3,683,333)	(35,743)	(3,662,178)
Balance as at July 31, 2003	1,966,667	3	1,966,664
11% discounted convertible debenture with cash finance cost of $218,000 and discount of $768,590 (d)	3,493,590	-	3,493,590
Conversion of 7% and 8% and $840,681 of discounted convertible debentures to common shares (e)	(2,532,355)	(2)	(2,532,353)
Cash payment on discounted convertible debentures	(305,715)	-	(305,715)
Balance as at July 31, 2004	$ 2,622,187	$ 1	$ 2,622,186

(Expressed in United States dollars)

8. Convertible debentures (continued):

(a) In the first private placement during the year ended July 31, 2003, the Company realized gross cash proceeds of $500,000 and $250,000, respectively, from the issuance of 10% redeemable convertible notes of the Company plus 150,000 share purchase warrants on the completion of a private placement effected pursuant to Regulation S under the Securities Act of 1933. The agreements were signed on September 20, 2002 and the notes were to mature on December 20, 2002.

On November 4, 2002, the holders converted these convertible notes into 1,500,000 units. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $0.50 per share until November 9, 2005. On conversion of these senior convertible notes, the carrying value of debt and accrued interest was reclassified to common shares included in stockholders' equity. Interest accretion of $684,000 was charged to the statement of operations as interest expense during the year ended July 31, 2003.

Each warrant initially entitled the holder to purchase one of the Company's common shares and is exercisable at a price of $1.25 on or before September 20, 2005, on which date the warrant will expire. These warrants were subsequently repriced to $0.10 on May 6, 2003 as described in note 9(e).

For accounting purposes, the Company calculated the fair value of warrants issued and beneficial conversion feature using the Black-Scholes model and assumptions as described in note 9(j), which in aggregate totals $750,000, and initially recorded these values as additional paid-in capital. The remaining balance of nil is recorded as a liability. Interest on the liability will be accreted until the notes are converted or reach maturity. On conversion of these senior convertible notes, the carrying value of debt and interest was recorded as contributed surplus and reclassified to common shares. Interest accretion of $8,424 was charged to statement of operations during the year ended July 31, 2003.

Advisors to the private placement received a cash commission of $60,000 or 8% on the face value of the notes and 120,000 share purchase warrants exercisable at a price equal to the lesser of conversion price of the convertible notes into common shares or $0.50. The Company also incurred an additional $16,177 of costs to secure the facility. The warrants are exercisable over five years and expire on November 4, 2007. The fair value of these warrants at the date of grant was $51,393. The fair value of the warrants was estimated on the date of issuance using the Black-Scholes option valuation model and assumptions as described in note 9(j).

(Expressed in United States dollars)

8. Convertible debentures (continued):

(b) In the second private placement during fiscal 2003, the Company issued senior subordinated redeemable convertible debentures to a private investment company bearing interest at 5% per annum. The Company closed the first tranche on November 21, 2002 and the second tranche on January 31, 2003. In each tranche, the Company received proceeds of $184,000 for the issuance of a debenture in the principal amount of $200,000. Total net cash proceeds after finance charges were $274,000. Each debenture was issued at an 8% discount from the face principal amount. Advisors to the placement received a cash commission of $64,000 and 68,325 warrants. Additional expenses of $30,000 were incurred for this transaction. The fair value of these warrants at the date of grant was estimated at $15,626. The fair value of these warrants was estimated on the date of issuance using the Black-Scholes option valuation model and assumptions as described in note 9(j).

For accounting purposes, the Company calculated the fair value of the beneficial conversion feature which amounted to $378,845 and initially recorded its value as contributed surplus. The fair value of the conversion feature was estimated on the date of issuance using the Black-Scholes valuation model and the assumptions as described in note 9(j). The remaining balance of $21,155 was recorded as liability.

The commission and fair value of the warrant were recorded as financing costs. These debentures were converted to common shares between February 10, 2003 and May 16, 2003 at conversion prices ranging from $0.064 to $0.28.

(c) On June 17, 2003, the Company closed a private placement of 7% convertible debentures in three tranches pursuant to Rule 506 of Regulation D under the Securities Act of 1933, for gross proceeds of $2,800,000. On July 17, 2003, the Company closed another private placement of 8% convertible debentures pursuant to Rule 506 of Regulation D under the Securities Act of 1933, for gross proceeds of $1,700,000. Net cash proceeds from the convertible debentures were $4,016,978.

(Expressed in United States dollars)

8. Convertible debentures (continued):

(c) Continued:

In connection with the offering of the convertible debentures, the Company issued 23,846,153 common share purchase warrants which expire between July 17, 2008 and November 10, 2008. Advisors to the transactions received a cash commission of $360,000 and 180,000 share purchase warrants: 112,000 share purchase warrants for a period of five years, and 68,000 share purchase for a period of three years. At July 31, 2004 the warrants entitle the holders to purchase common shares of the Company at $0.059 per share, subject to adjustment pursuant to the anti-dilution provisions contained in the warrants. The fair value of these warrants at the date of grant was estimated at $77,640 using the Black-Scholes option valuation model using weighted average assumptions as disclosed in note 9(j). Additional expenses related to this offering were $123,022 plus 100,000 share purchase warrants exercisable at a price of $0.135 per share for a period of five years. The financing cost will be amortized over the life of the convertible debentures as finance costs. On conversion of the convertible debenture to common shares, the proportions to value of these warrants are charged to share financing expenses.

Interest on the debentures is payable quarterly on March 1, June 1, September 1 and December 1, and at maturity, in cash or, at the Company's option, in shares of the Company's common stock at an interest conversion price equal to 90% of the lesser of the average closing bid price during the 20 trading days immediately preceding the interest payment date, or the average closing bid price during the 20 trading days immediately preceding the date on which the shares are issued if such shares are issued and delivered after the interest payment date. The Company's right to elect to pay accrued interest in shares of its common stock is subject to certain conditions, including the requirement that there shall be an effective registration statement qualifying the resale of the common stock to be issued to the holders of the convertible debentures in lieu of a cash interest payment. All overdue accrued and unpaid interest under the convertible debentures will be subject to a late fee at the rate of 18% per annum.

The Company may not prepay any portion of the principal amount on any convertible debenture without the prior written consent of the holder of the debenture.

The Company will be considered in default of the convertible debentures if certain events occur. Once an event of default occurs, the holder of a convertible debenture can elect the Company to immediately repay a mandatory prepayment amount as outlined in the agreement.

(Expressed in United States dollars)

8. Convertible debentures (continued):

(c) *Continued:*

If an event of default occurs, the holder of a convertible debenture can elect to require the Company to immediately repay a mandatory prepayment amount equal to the greater of:

(*i*) 120% of the principal amount of the debenture, plus all accrued and unpaid interest and any other amounts outstanding in respect of the debenture; or

(*ii*) 120% of the principal amount of the debenture, plus all accrued and unpaid interest and any other amounts outstanding in respect of the debenture, divided by the conversion price of the debenture, and multiplied by the greater of:

A. the last reported closing bid price for our common stock on the date on which the payment is due, or

B. the last reported closing bid price for our common stock on the date on which the payment actually paid.

For accounting purposes, the proceeds from the issuance of these convertible debentures were primarily allocated to fair value of warrants issued and the beneficial conversion feature. The fair value of the warrants was calculated using the Black Scholes option model using assumptions as disclosed in note 9(l). The remaining value of the proceeds of $3 was allocated to debt and is being accreted to the redemption value of the convertible debentures over the period from the date of issuance to the initial maturity dates of May 19, 2005 and July 16, 2006.

During the year ended July 31, 2003, $2,533,333 of principal and $12,846 of interest were converted into common shares resulting in the issuance of 19,564,102 common shares.

During the year ended July 31, 2004, $1,691,667 of principal and $41,270 of interest were converted into common shares resulting from issuance of 13,601,799 common shares. As at July 31, 2004, $275,000 of convertible debentures remained outstanding.

(Expressed in United States dollars)

8. Convertible debentures (continued):

(d) On December 24, 2003, the Company closed a private placement of discounted unsecured convertible debentures in the aggregate principal amount of $3,493,590. The Company also issued 7,939,978 warrants exercisable at $0.25 (subject to adjustment pursuant to the anti-dilution provisions contained in the warrants) with an expiry period of 5 years. At July 31, 2004, the exercise price of these warrants had been reduced to $0.059. The Company issued the convertible debentures at a 22% original issue discount from the face principal amount (based on a notional interest rate of 11% per annum for each year of the two-year term of the debentures), resulting in gross proceeds of $2,725,000. The discount represented prepaid interest for this convertible debenture. The discount of $768,590 has been recorded in deferred financing charges and is being amortized over the maturity period. Advisors to the transaction received a cash commission of $218,000 and 109,000 three year share purchase warrants exercisable at a price of $0.25 (subject to adjustment pursuant to the anti-dilution provisions contained in the warrants). The fair value of these warrants at the date of grant was estimated at $15,699. The fair value of these warrants was estimated on the date of issuance using the Black-Scholes option valuation model using the following weighted average assumptions as described in note 9(j). In addition, expenses of $46,894 for professional fees related to this transaction were incurred. The discounted convertible debentures do not otherwise bear interest, and will mature on April 1, 2006. The outstanding principal amount of each debenture may be converted at any time into shares of the Company's common stock, in whole or in part, at the option of the holder of the debenture at a set price of $0.22 per share (subject to adjustment pursuant to the anti-dilution provisions contained in the debentures). The Company will make the monthly redemption payments of $145,566 over two years in cash unless during the twenty trading day prior notice period immediately prior to the applicable monthly redemption date the Company irrevocably notifies the holder that it will issue underlying shares in lieu of cash at a conversion price equal to the lesser of:

(*i*) the set price of $0.22 per share (subject to adjustment pursuant to the anti-dilution provisions contained in the debentures), at July 31, 2004, the exercise price of these warrants had been reduced to $0.059, and

(*ii*) 85% of the average of the closing prices of the Company's common stock for twenty days immediately preceding the applicable monthly redemption date, provided that certain conditions are met, including the condition that the underlying shares of common stock shall have been registered under the Securities Act of 1933, as amended.

Monthly redemption payments for February, March, April and May 2004 were made in shares of the Company, except for one cash payment of $14,583. Monthly redemption payments of $145,566 for each of June and July were made in cash.

(Expressed in United States dollars)

8. Convertible debentures (continued):

(d) Continued:

Since the Company has the option of repaying the convertible debenture in cash or its common shares, the entire principal amount of debt of $3,493,590 has been recorded as equity. For accounting purposes, the proceeds from the issuance of these convertible debentures were allocated to the fair value of the warrants issued and beneficial conversion feature which amounts to $1,143,211 and $1,520,288 respectively. The fair value of the warrants and beneficial conversion option was calculated using the Black-Scholes model. The remaining proceeds of $830,091 was allocated to principal equity and is being accreted to the redemption value of the convertible debentures over the maturity period. Financing charges of $280,593 are also recorded in equity and are being amortized over the maturity of the debt. During the year ended July 31, 2004, interest on the debentures and amortization of financing charges of $1,126,239 were charged to deficit.

(e) During the year ended July 31, 2004, $2,532,355 of principal and $41,270 of interest were converted into common shares resulting in the issuance of 20,882,076 common shares.

As at July 31, 2004, $275,000 remained outstanding from the July 16, 2003 convertible debenture and $2,347,187 remained outstanding from the December 24, 2003 convertible debenture.

(Expressed in United States dollars)

9. Share capital:

The subscribed and issued share capital of the Company is as follows:

	Common shares		Amount
Balance at July 31, 2002	18,711,369	$	38,089,608
Issuance of common shares on private placement (a)	6,964,286		1,810,828
Conversion of convertible debenture and notes to common shares (note 8)	24,381,133		1,953,969
Exercise of warrants for cash (b)	3,300,000		298,940
Issuance of shares as fees on equity line of credit (c)	478,412		300,000
Debt settlement through issuance of common shares (d)	353,865		77,850
Issuance of shares of settle a potential claim (e)	850,000		178,500
Balance at July 31, 2003	55,039,065		42,709,695
Exercise of stock options for cash (j)	79,400		15,880
Conversion of convertible debentures and accrued interest to common shares (note 8)	20,882,076		1,437,274
Exercise of warrants for cash (f)	12,463,231		3,383,044
Issuance of shares for services received (g)	200,000		34,800
Issuance of shares as fees on equity line of credit (h)	3,605,769		375,000
Shares issued upon draw down as equity line of credit (h)	10,861,220		689,399
Balance at July 31, 2004	103,130,761	$	48,645,092

(a) During the year ended July 31, 2003, the Company issued 6,964,286 units in five separate private placements for gross cash proceeds of $2,100,000, each effected pursuant to Regulation S under the Securities Act of 1933. 6,964,286 units consist of 6,964,286 common shares and 5,714,286 share purchase warrants. Each warrant entitles the holder to purchase one additional common share at an exercise price ranging from $0.10 to $0.85. Warrants begin to expire in November 4, 2005. These warrants were repriced to have an exercise price of $0.10 per share on May 6, 2003 (note 9(e)). Advisors to the private placement were paid a commission of $168,000 and were issued 291,143 share purchase warrants exercisable at a price ranging from $0.10 to $0.85. The fair value of these warrants at the date of grant was estimated at $121,172. The fair value of these warrants is estimated on the date of issuance using the Black-Scholes option valuation model using the weighted average assumptions as disclosed in note 9(j). The fair value of the warrants issued to the advisors and commission paid were recorded as share issue costs.

(Expressed in United States dollars)

9. Share capital (continued):

(b) The Company also realized gross cash proceeds of $360,000 and net cash proceeds of $334,400 from the exercise of 3,300,000 warrants. Advisors to the transactions received a cash commission of $25,600 and 224,000 share purchase warrants exercisable at a price of $0.10. The fair value of these warrants at the date of grant was estimated at $35,460 by the Black-Scholes option valuation using the weighted average assumptions as disclosed in note 9(j). The fair value of the warrants were recorded as share issue costs.

(c) The Company also arranged a $15.0 million and $5.0 million equity line of credit facility from separate private investment companies during 2003. Neither facility has been used nor registered with the Securities and Exchange Commission. The $5.0 million equity line of credit facility was cancelled on July 22, 2004. During the year ended July 31, 2004, the Company decided not to use the $15.0 million equity line of credit facility, as it has entered into a new equity line of credit facility (note 9(h)).

(*i*) The Company issued 1,250,000 warrants exercisable at a price of $0.1955 per share for three years as consideration for the $15.0 million equity line of credit. The fair value of these warrants at the date of grant is estimated at $178,259 using the Black-Scholes option valuation using the weighted average assumptions as disclosed in note 9(j). The fair value of the warrant was expensed as an interest and finance cost during fiscal 2004.

(*ii*) On the date of execution of the $5.0 million equity line of credit facility, the Company issued shares worth $290,000 based on the trading price of the stock of the Company on that day. Shares worth $10,000 were issued to the placement agent on February 26, 2003. The Company has recorded the fair value of the common shares as an interest and financing expense.

(d) On April 3, 2003, the Company issued to the former managing director of SmarTire Europe Limited a total of 353,865 common shares at a deemed price of $0.22 per share, in partial payment and settlement of the Company's obligation to pay him a termination allowance in connection with the termination of his management agreement, without cause, on October 15, 2002.

(Expressed in United States dollars)

9. Share capital (continued):

(e) On May 6, 2003, the Company issued 850,000 shares at a deemed price of $0.21 per share to an accredited investor and repriced 1,000,000 warrants previously issued to the investor on December 20, 2002, thereby reducing the exercise price of the warrant from $0.70 per share to $0.10 per share. An aggregate of 3,614,286 additional warrants previously issued to other investors were also repriced to an exercise price of $0.10 per share. These transactions were all effected pursuant to Regulation S under the Securities Act of 1933, and were effected in consideration of certain releases provided by the investors to the Company in respect of certain potential unquantified claims threatened by the investors against the Company. The fair value of the shares is $178,500 based on the deemed price of $0.21 and the incremental fair value of the warrants is $136,544. The fair value of the warrant is estimated on the date of issuance by the Black-Scholes option valuation model using the weighted average assumptions as disclosed in note 3(n). The incremental fair value of these warrants and the value of shares issued were recorded as an administrative expense.

(f) For the year ended July 31, 2004, the Company realized gross cash proceeds of $2,179,385 and net cash proceeds of $2,101,015 from the exercise of warrants as follows:

(*i*) On April 30, 2004, 500,000 warrants were exercised at $0.104 resulting in gross cash proceeds of $52,000 and net cash proceeds of $49,920.

(*ii*) During October and November, 2003 the fair value of the 10,963,231 warrants of $1,601,970 was initially recorded as additional paid in capital. On the exercise of the 10,963,231 warrants, $1,601,970 was reclassified to share capital. On October 27, 2003 the Company offered warrant holders who were issued warrants with an exercise price of $0.2645 on May 15, 2003 in connection with the convertible debenture offering a reduction in their exercise price to $0.20 plus one additional warrant at $0.20 if they exercised their warrants. A total of 3,290,596 warrants were exercised. In addition, the Company granted 194,000 additional warrants exercisable at a price of $0.20 per share for five years to a shareholder who also exercised their warrants. On November 6, 2003, the exercise price of the 7,478,635 warrants granted at $0.20 were reduced to $0.1771 and were exercised for total proceeds of $1,324,466.

(*iii*) On May 20, 2004, the Company realized gross cash proceeds of $120,000 from the exercise of 1,000,000 warrants.

(Expressed in United States dollars)

9. Share capital (continued):

(g) During the year ended July 31, 2004, 200,000 common shares with a fair market value of $0.174 per share, 300,000 share purchase warrants with an exercise price of $0.17 per share and 250,000 share purchase warrants with an exercise price of $0.20 per share were issued for services received. The fair value of these warrants at the date of grant was estimated at $63,375. The fair value of these warrants was estimated on the date of issuance using the Black-Scholes option valuation model using the weighted average assumptions described in note 3(n).

(h) On May 19, 2004, the Company arranged a $15.0 million Standby Equity Distribution Agreement from a private investment company. The Company may, at its discretion, draw down $500,000 every seven business days, subject to an effective registration statement. In consideration for each draw down, the Company will sell the its shares of common stock at a 2% discount to the lowest closing bid prices for the 5 trading days after an advance notice is given by the Company. In addition, 5% of each advance will be retained by the private investment company as a commission.

On June 1, 2004, the Company filed a registration statement with the Securities and Exchange Commission to register the $15.0 million equity line of credit that was declared effective on June 14, 2004. On June 1, 2004, the Company issued 3,605,769 shares at an effective price of $0.104 per share as payment for the $365,000 commitment fee and $10,000 placement agency fee related to the Standby Equity Distribution Agreement. The Company also incurred additional costs of $35,420. During the year ended July 31, 2004 the Company effected these draw downs of $250,000 at prices of $0.09, $0.065 and $0.059, which resulted in the issuance of 10,861,220 common shares and net proceeds of $711,000. In addition, the Company incurred an additional $60,000 as a financing expense to advisors of the Standby Equity Distribution Agreement of which $30,000 is payable as at July 31, 2004 and expense of $55,021 to prepare and file the registration statement.

(i) On December 15, 2003, the Company's authorized common share capital was increased to 300,000,000 pursuant to a special resolution of the shareholders adopted at the annual and special annual meeting of the Company held on December 11, 2003.

(Expressed in United States dollars)

9. Share capital (continued):

(j) Stock-based compensation plans:

At July 31, 2004, the Company had eight stock-based compensation plans that are described below:

(*i*) Under the "1998 US Stock Incentive Plan" the Company may grant options to its employees for up to 300,000 common shares.

Under the "1998 Stock Incentive Plan" the Company may grant options to its employees for up to 600,000 common shares.

(*ii*) Under the "2000 US Stock Incentive Plan" the Company may grant options to its employees for up to 200,000 common shares.

Under the "2000 Stock Incentive Plan" the Company may grant options to its employees for up to 800,000 common shares.

(*iii*) Under the "2002 US Stock Incentive Plan" the Company may grant options to its employees for up to 100,000 common shares.

Under the "2002 Stock Incentive Plan" the Company may grant options to its employees for up to 900,000 common shares.

(*iv*) Under the "2003 US Stock Incentive Plan" the Company may grant options to its employees for up to 2,000,000 common shares.

Under the "2003 Stock Incentive Plan" the Company may grant options to its employees for up to 8,000,000 common shares.

The options currently outstanding under the "2003 US Stock Incentive Plan" and the "2003 Stock Incentive Plan" vest immediately. The options currently outstanding under the "1998 US Stock Incentive Plan" and the "2000 and 2002 Stock Incentive Plan" generally vest from two to four years, with the first 20% to 33% vesting at the date of grant and the balance vesting annually at each anniversary date of the grant thereafter. The exercise price of each option is based on the fair value of the common stock at the date of grant. These options have a five year term.

	2004		2003		2002	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	1,714,400	$ 2.54	1,677,250	$ 3.08	1,458,750	$ 3.20
Options granted	9,169,600	0.20	778,300	1.42	484,700	2.88
Options exercised	(79,400)	(0.20)	-	-	-	-
Options forfeited	(2,334,800)	(0.38)	(741,150)	(2.80)	(266,200)	(3.40)
Outstanding, end of year	8,469,800	$ 0.63	1,714,400	$ 2.54	1,677,250	$ 3.08

9. Share capital (continued):

(j) Stock-based compensation plans (continued):

	Options outstanding			Options exercisable	
Range of exercise prices	Number of shares	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.085 - 0.20	6,900,200	4.07	$ 0.20	6,900,200	$ 0.20
$0.37 - 1.00	136,134	3.46	0.52	136,134	0.52
$1.16 - 6.76	1,433,466	2.07	2.71	1,222,337	2.78
$0.85 - 6.76	8,469,800	3.72	$ 0.63	8,258,671	$ 0.59

The Company normally issues options to directors at fixed exercise prices. 75,000 options issued to directors and outstanding as at July 31, 2004 (2002 – 75,000) vest immediately, but if not exercised each year, there is an annual 20% increase in the exercise price until the options expire. For accounting purposes these options are considered to be variable in nature and compensation expense is recorded to the extent of increases in the market value of the underlying common shares as compared to the exercise price at each reporting period.

Where options issued after January 18, 2001 have an exercise price in a currency that is not either the (a) functional currency of the Company, or (b) the currency in which the employee is paid, the options are to be accounted for as variable plan options and compensation expense will be recorded equal to changes in the market value of the underlying common shares at each reporting period. During the year ended July 31, 2004 and 2003, the Company granted options in U.S. dollars when the functional currency of the Company is the Canadian dollar. Most employees of the Company are paid in either Canadian dollars or British pounds sterling. Accordingly, these employee options are considered to be variable options.

The compensation expense for these variable options for the year ended July 31, 2004 is nil (2003 – nil). In addition, compensation expense is recognized to the extent that options are granted having an exercise price less than the market price of the underlying common stock on the date of grant.

Effective August 1, 2003 the Company adopted the fair value method of accounting for stock based compensation (note 3(n)). Prior to August 1, 2003, the Company accounted for employee based compensation using the settlement method and no compensation expense was recognized. The following table illustrates the effect on net loss and net loss per share if the fair value based method had been applied to all outstanding and invested awards each period.

(Expressed in United States dollars)

9. Share capital (continued):

(j) Stock-based compensation plans (continued):

		2004		2003
Net loss:				
As reported	$	9,082,281	$	6,552,235
Stock-based compensation expense included in net loss		(1,130,170)		-
Stock-based compensation expense determined under fair value based method for all awards		1,257,378		458,819
Pro forma	$	9,209,489	$	7,011,054
Basic and diluted loss per share:				
As reported		0.11		0.24
Pro forma		0.11		0.26

The fair value of options and warrants granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following range of assumptions:

	Year ended July 31, 2004	Year ended July 31, 2003
Risk-free interest rate	3.28-4.08%	3.6-4.3%
Volatility factor	139-152%	128-155%
Weighted average expected life of the options	3-5 years	2.0-2.5 years
Expected dividend yield	0%	0%

(k) Warrants:

As at July 31, 2004, warrants outstanding were exercisable for 37,483,485 (2003 – 32,154,507) common shares of the Company. The warrants entitle the holders to purchase common shares of the Company at prices ranging from $0.059 to $2.80 per share and expire on various dates until June 30, 2009.

The exercise price of warrants issued were not less than the market price of the Company's common shares at the date of issuance.

(Expressed in United States dollars)

9. Share capital (continued):

(l) Contributed surplus:

Balance, July 31, 2002	$	1,581,108
Fair value of beneficial conversion feature of convertible debentures plus fair value of warrants issued		5,578,917
Fair value of agent's warrants issued on private placements and convertible debentures		502,367
Fair value of conversion feature of debentures converted to equity		(2,591,752)
Financing cost related to outstanding debentures		(169,332)
Issuance of shares and repricing of warrants to settle a potential claim		136,544
	$	5,037,852

Balance, July 31, 2003	$	5,037,852
Fair value of beneficial conversion feature of convertible debentures		3,493,590
Fair value of agent's warrant issued on private placement		15,699
Fair value of warrants issued for services received		63,375
Fair value of conversion feature of debentures converted to equity		(1,857,850)
Fair value of warrants exercised during the period		(1,282,029)
Financing cost related to outstanding debentures		(432,953)
Fair value of options issued		1,130,170
Interest on conversion of convertible debenture		1,007,380
	$	7,175,234

(Expressed in United States dollars)

10. Deferred financing costs:

	2004	2003
Equity line of credit		
Fair value of agents warrants	$ -	$ 178,259
Professional fees	-	5,000
	-	183,259
Discounted convertible debenture (note 8(a))		
Discount	768,590	-
Amortization	(325,574)	-
	443,016	-
	$ 443,016	$ 183,259

The deferred charges related to the discounted convertible debenture are being amortized over the maturity period. During the year ended July 31, 2004, $325,574 was amortized and charged to the deficit.

11. Financial instruments:

(a) Fair value of financial instruments:

The carrying values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, promissory notes payable and convertible debentures approximate their fair values due to being in a ready cash form or the short-term maturity of these instruments.

(b) Credit risk:

The majority of the Company's activities are concentrated in the automotive industry and sales are primarily to a few major customers (note 14). To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses based on a risk assessment of its customers.

(c) Foreign currency risk:

The Company operates internationally which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. To July 31, 2004, the Company has not entered into derivatives or other hedging instruments to mitigate its foreign exchange risk.

(Expressed in United States dollars)

12. Income taxes:

(a) Effective tax rate:

The effective income tax rates differ from the Canadian statutory rates for the following reasons:

	2004	2003
Canadian statutory tax rate	36.4%	38.5%
Canadian federal and provincial taxes	$ (3,305,950)	$ (2,522,610)
Foreign losses tax affected at different rates	5,162	192,027
Reduction in effective tax rates	(339,481)	-
Permanent and other differences	658,113	(906,652)
Change in valuation allowance	2,982,156	3,237,235
	$ -	$ -

(b) *Future tax assets and liabilities:*

	2004	2003
Future tax assets:		
Capital and other assets, accounting depreciation in excess of tax	$ 1,220,775	$ 861,607
Loss carryforwards	16,534,418	14,148,423
Scientific research and development expenses	382,971	359,733
Share issue costs	549,499	373,523
Others	37,779	-
Total gross deferred tax assets	18,725,442	15,743,286
Valuation allowance	(18,725,442)	(15,743,286)
Net future tax assets	$ -	$ -

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of the future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

(Expressed in United States dollars)

12. Income taxes (continued):

(b) Future tax assets and liabilities (continued):

For Canadian tax purposes, the Company has approximately $31,500,000 of non-capital losses for income tax purposes available at July 31, 2004 to reduce taxable income of future years. These losses will expire as follows:

2005	$ 3,200,000
2006	7,600,000
2007	200,000
2008	4,400,000
2009	5,600,000
2010	4,900,000
2011	5,600,000
	$ 31,500,000

Additionally, for Canadian tax purposes, the Company has scientific research and development expenditures of $1,080,000 available to reduce future taxable income indefinitely.

For United States tax purposes, the Company has approximately $6,100,000 of net operating losses for income tax purposes available at July 31, 2004 to reduce taxable income of future years. These losses will expire as follows:

2012	$ 100,000
2013	1,000,000
2019	1,800,000
2020	1,300,000
2021	400,000
2022	800,000
2023	300,000
2024	400,000
	$ 6,100,000

For United Kingdom tax purposes, the Company has approximately $9,600,000 of non-capital losses for income tax purposes available at July 31, 2004 to reduce taxable income of future years. These losses may be carried forward indefinitely.

(Expressed in United States dollars)

13. Commitments and contingencies:

(a) The Company is committed to the following payments under operating leases, and service agreements for premises and certain equipment and consultants:

2005	$	1,372,953
2006		218,325
2007		182,176
2008		143,303
2009		142,570
2010		139,907

(b) Cash and short-term investments are used to secure credit card advances in the amount of $15,000 (2003 - $25,000).

(c) Product warranties:

The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on best estimate with reference to historical claims experience. As warranty estimates are based on forecasts, actual claim costs may differ from amounts provided. An analysis of changes in liability for product warranties follows:

Balance, August 1, 2002	$	9,114
Provision increase		29,946
Expenditures		(18,622)
Balance, July 31, 2003		20,438
Provision increase		85,934
Expenditures		(16,512)
Balance, July 31, 2004	$	89,860

(Expressed in United States dollars)

14. Segmented information:

The Company operates in the wireless tire monitoring technology industry. Management of the Company makes decisions about allocating resources based on this one operating segment. Geographic information is as follows:

Revenue from external customers:

	Revenue from external customers		
	2004	2003	2002
United States	$ 651,089	$ 509,228	$ 524,516
United Kingdom	225,517	261,905	266,638
Italy	-	391,169	12,629
China	514,365	243,866	-
Other	267,308	396,428	208,561
	$ 1,658,279	$ 1,802,596	$ 1,012,344

As at July 31, 2004, 53% (July 31, 2003 - 73%) of the Company's fixed assets were in Canada, 17% (July 31, 2003 - 27%) were in Europe and 30% were in Korea (July 31, 2003 - nil).

Major customers, representing 10% or more of total sales, include:

	2004	2003	2002
Customer A	$ 484,433	$ -	$ -
Customer B	-	391,169	12,629
Customer C	28,472	125,413	143,487
Customer D	113,888	109,270	187,314

15. Subsequent events:

(a) Between August 9, 2004 and October 5, 2004, the Company issued 60,673,423 shares at an effective prices ranging from $0.03 to $0.05 per share pursuant to the Standby Equity Distribution Agreement for gross proceeds of $2,200,000 and net proceeds of $2,086,750. The issuance of these shares reduced the set price that the holders of the convertible debenture can convert the convertible debentures into common stock and the exercise price of 14,612,907 warrants outstanding to $0.037.

(Expressed in United States dollars)

15. Subsequent events (continued):

(b) Subsequent to year end, the Company defaulted on payments to holders of its discounted convertible debentures. In response to the default, certain debenture holders filed legal actions against the Company. On September 24, 2004, the Company and holders of the discounted convertible debentures signed an agreement which provided for: withdrawal of legal action; an immediate exercise of 18,226,274 warrants at $0.03 for gross proceeds of $546,788; conversion of $734,389 of debentures into 24,479,630 common shares; and a lock-up provision that establishes a daily limit on the number of shares that can be traded by the debenture holders.

(c) Between August 1, 2004 and October 5, 2004, the Company repaid $651,837 of principal and $49,663 in accrued interest on its promissory notes. The Company obtained an extension to November 30, 2004 to repay the balance due on the promissory notes.

16. Comparative Figures:

Certain figures have been reclassified to conform to the financial statement presentation adopted for the current year.

Proxy

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

SMARTIRE SYSTEMS INC.

TO BE HELD AT THE WESTIN BAYSHORE HOTEL, PRESIDENT'S ROOM, 1601 BAYSHORE DRIVE, VANCOUVER, B.C., CANADA, ON FRIDAY, DECEMBER 10, 2004, AT 9:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Robert Rudman, the President and a Director of the Company, or failing this person, Jeff Finkelstein, the Secretary and Chief Financial Officer of the Company, or in the place of the foregoing,

______________________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ____________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold
1.	Appointment of KPMG LLP as auditor of the Company	____	____
		For	Against
2.	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company	____	____
3.	To determine the number of Directors at five	____	____
4.	Election of Directors	For	Withhold
	To elect ROBERT RUDMAN as a Director	____	____
	To elect AL KOZAK as a Director	____	____
	To elect MARTIN GANNON as a Director	____	____
	To elect JOHNNY CHRISTIANSEN as a Director	____	____
	To elect WILLIAM CRONIN as a Director	____	____
		For	Against
5.	To adopt an ordinary resolution to approve the 2004 US Stock Incentive Plan for eligible employees, directors, officers and consultants of the Company	____	____
6.	To adopt a special resolution amending the restated articles of incorporation of the Company to change the authorized number of Common Shares of the Company from 300,000,000 Common Shares without par value to an unlimited number of Common Shares without par value	____	____

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions** ***must be DEPOSITED*** **at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of **Pacific Corporate Trust Company** is **10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.**

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683)

Internet voting - http://www.stocktronics.com/webvote